Confidential Draft No. 1 as confidentially submitted to the Securities and Exchange Commission on June 22, 2022.
This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. [•]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________

FORM F-1
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

______________

WORK Medical Technology Group LTD
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

______________

Cayman Islands	5047	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification number)

Floor 23, No. 2 Tonghuinan Road
Xiaoshan District, Hangzhou City, Zhejiang Province
The People’s Republic of China
+86-571-82613568
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

______________

[•]
(Name, address, including zip code, and telephone number, including area code, of agent for service)

______________

Copies of all communications, including communications
sent to agent for service, should be sent to:

Ying Li, Esq. Hunter Taubman Fischer & Li LLC 48 Wall Street, Suite 1100 New York, NY 10005 212-530-2206	William S. Rosenstadt, Esq. Mengyi “Jason” Ye, Esq. Ortoli Rosenstadt LLP 366 Madison Avenue, 3rd Floor New York, NY 10017 212-588-0022

______________

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

____________

†         The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS Dated [•], 2022	SUBJECT TO COMPLETION

[•] Ordinary Shares

WORK Medical Technology Group LTD

This is the initial public offering of the ordinary shares, par value $1.00 per share (“Ordinary Shares”), of WORK Medical Technology Group LTD, a Cayman Islands exempted company with most of its operations in China. Throughout this prospectus, unless the context indicates otherwise, references to “Work Cayman” are to WORK Medical Technology Group LTD, a holding company, and references to “we,” the “Company” or “our company” are to Work Cayman and/or its consolidated subsidiaries.

We are offering [•] Ordinary Shares. We expect the initial public offering price of the shares to be $[•] per share. Prior to this offering, there has been no public market for our Ordinary Shares. We will apply to have our Ordinary Shares listed on the Nasdaq Capital Market (or Nasdaq) under the symbol “WOK.” We cannot guarantee that we will be successful in listing our Ordinary Shares on Nasdaq; however, we will not complete this offering unless we are so listed.

We are both an “emerging growth company” and a “foreign private issuer” as defined under the U.S. federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for this and future filings. See “Prospectus Summary — Implications of Being an Emerging Growth Company” on page 16; and “Prospectus Summary — Implications of Being a Foreign Private Issuer” on page 16.

Investing in our Ordinary Shares involves a significant degree of risk.    Our Ordinary Shares offered in this prospectus are shares of our Cayman Islands holding company, which has no operations of its own and conducts most of its operations through the operating entities established in the People’s Republic of China, or the PRC, primarily, Work (Hangzhou) Medical Treatment Technology Co., Ltd. (“Work Hangzhou”), our wholly owned subsidiary and its subsidiaries (collectively, the “PRC subsidiaries”). Investors in our Ordinary Shares should be aware that they will not directly hold equity interests in the PRC subsidiaries, but rather are purchasing equity solely in WORK Medical Technology Group LTD, a Cayman Islands holding company, which indirectly owns 100% equity interests in such PRC subsidiaries. For a description of our corporate structure, see “Corporate History and Structure — Corporate Structure” beginning on page 56.

In addition, as we conduct most of our operations in China, we are subject to legal and operational risks associated with being based in China, including risks related to the legal, political and economic policies of the Chinese government, the relations between China and the United States, or Chinese or United States regulations, which risks could result in a material change in our operations and/or cause the value of our Ordinary Shares to significantly decline or become worthless and affect our ability to offer or continue to offer securities to investors. Recently, the PRC government initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement. We do not believe that we are directly subject to these regulatory actions or statements, as we have not implemented any monopolistic behavior, and our business does not implicate cybersecurity, because we currently engage in the manufacture and sale of medical devices and we do not possess the personal information of over one million users, nor are we involved in any type of restricted industries. We believe, based on the advice of our PRC counsel, Jingtian & Gongcheng, that (i) we will not be required to submit an application to the China Securities Regulatory Commission (the “CSRC”) for its approval of this offering and the listing and trading of our Ordinary Shares with Nasdaq under the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rules”); (ii) we will not be subject to cybersecurity review with the Cyberspace Administration of China (the “CAC”), pursuant to the Measures for Cybersecurity Review (2021 version), which became effective on February 15, 2022, since we currently engage in the manufacture and sale of medical devices and we do not possess personal information of over one million users; and (iii) there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations and future PRC laws and regulations, and there can be no assurance that the relevant government agencies will take a view that is not contrary to, or otherwise different from, the conclusions stated above. See “Risk Factors — Risks Related to Doing Business in China-Any requirement to obtain prior approval under the M&A Rules and/or any other regulations promulgated by relevant PRC regulatory agencies in the future could delay this offering and failure to obtain any such approvals, if required, could have a material adverse effect on our business, operating results and reputation as well as the trading price of our Ordinary Shares, and could also create uncertainties for this offering and affect our ability to offer or continue to offer securities to investors outside China” on page 23; and “Risk Factors — Risks Related to Doing Business in China — There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations” on page 19.

Moreover, the Chinese government may exert substantial influence over the manner in which we conduct our business activities. The PRC government may also intervene or influence our operations and this offering at any time, which could result in a material change in our operations and our Ordinary Shares could decline in value or become worthless. See “— Summary of Risks Affecting Our Company — Risk Related to Doing Business in China — The Chinese government exerts substantial influence over the manner in which we conduct our business activities. The PRC government may also intervene or influence our operations and this offering at any time, which could result in a material change in our operations and our Ordinary Shares could decline in value or become worthless” on page 11; and “Risk Factors — Risks Related to Doing Business in China — The PRC government exerts substantial influence over the manner in which we conduct our business activities. The PRC government may also intervene or influence our operations and this offering at any time, which could result in a material change in our operations and our Ordinary Shares could decline in value or become worthless” on page 21.

However, since these statements and regulatory actions by the PRC government are newly published and official guidance and related implementation rules have not been issued, it is highly uncertain what the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on an U.S. exchange. Moreover, the Standing Committee of the National People’s Congress (the “SCNPC”) or other PRC regulatory authorities may in the future promulgate laws or regulations or implementing rules that require our company, or any of our subsidiaries to obtain regulatory approval from Chinese authorities before listing in the U.S. Although the Company is currently not required to obtain permission or approval from any of the PRC central or local governmental authorities, and it has not received any denial to list on a U.S. exchange, our operations could be adversely affected, directly or indirectly; our ability to offer, or continue to offer, securities to investors would be potentially hindered; and the value of our securities might significantly decline or be worthless, by existing or future laws and regulations relating to the business of the PRC subsidiaries or our industry or by intervention or interruption by PRC governmental authorities, if we or our PRC subsidiaries (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, (iii) applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, or (iv) any intervention or interruption by PRC governmental with little advance notice. See “Risk Factors” beginning on page 19 for a discussion of these legal and operational risks and other information that should be considered before making a decision to purchase our Ordinary Shares.

Furthermore, as more stringent criteria have been imposed by the U.S. Securities and Exchange Commission (the “SEC”) and the Public Company Accounting Oversight Board (the “PCAOB”) recently, our securities may be prohibited from trading on a national exchange or over-the-counter under the Holding Foreign Companies Accountable Act, or the HFCA Act, if the PCAOB is unable to inspect our auditors for three consecutive years beginning in 2022. As a result, an exchange may determine to delist our securities. Pursuant to the HFCA Act, if the PCAOB is unable to inspect an issuer’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a U.S. stock exchange. The PCAOB issued a Determination Report on December 16, 2021 which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (1) mainland China of the People’s Republic of China because of a position taken by one or more authorities in mainland China; and (2) Hong Kong, a Special Administrative Region and dependency of the PRC, because of a position taken by one or more authorities in Hong Kong. Furthermore, the PCAOB’s report identified the specific registered public accounting firms which are subject to these determinations. On June 22, 2021, United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of “non-inspection years” from three years to two years, and thus, would reduce the time before our securities may be prohibited from trading or delisted if the PCAOB determines that it cannot inspect or investigate completely our auditor. As of the date of this prospectus, our auditor WWC, P.C., is not on the list published by the PCAOB subject to the determinations as to inability to inspect or investigate completely, as announced by the PCAOB on December 16, 2021, and it is based in the U.S. and is registered with the PCAOB and subject to PCAOB inspection, having its latest inspection completed in November 2021. However, recently developments with respect to audits of China-based companies, create uncertainty about the ability of our auditor, to fully cooperate with the PCAOB’s request for audit workpapers without the approval of the Chinese authorities. In the event it is later determined that the PCAOB is unable to inspect or investigate completely the Company’s auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause trading in the Company’s securities to be prohibited under the HFCA Act, and ultimately result in a determination by a securities exchange to delist the Company’s securities. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment, even making it worthless. See “Risk Factors — Risks Related to Doing Business in China — Our Ordinary Shares may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three” on page 30.

As a holding company, we may rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements. If any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us. However, none of our PRC subsidiaries have made any dividends or other distributions to the Company or any U.S. investors as of the date of this prospectus. In the future, cash proceeds raised from overseas financing activities, including this offering, may be transferred by us to our PRC subsidiaries via capital contribution or shareholder loans, as the case may be.

As of the date of this prospectus, there are no cash flows between the Company and our subsidiaries, and funds are only transferred between our PRC subsidiaries, Hangzhou Shanyou Medical Equipment Co., Ltd. (“Hangzhou Shanyou”) and Hangzhou Hanshi Medical Equipment Co., Ltd. (“Hangzhou Hanshi”). For the years ended September 30, 2021 and 2020, fund transfers were limited to loans in the principal amounts of $10,757 and $67,803 made by Hangzhou Shanyou to Hangzhou Hanshi, respectively.

This prospectus does not constitute, and there will not be, an offering of securities to the public in the Cayman Islands.

	Per Share		Total
Public offering price	$	[•]	$	[•]
Underwriting fee and commissions(1)	$	[•]	$	[•]
Proceeds to us, before expenses(2)	$	[•]	$	[•]

____________

(1)       See “Underwriting” in this prospectus for more information regarding our arrangements with the underwriter.

(2)       We expect our total cash expenses for this offering (including cash expenses payable to the underwriter for its out-of-pocket expenses) to be approximately $[•], exclusive of the above discounts. In addition, we will pay additional items of value in connection with this offering that are viewed by the Financial Industry Regulatory Authority, or FINRA, as underwriting compensation. These payments will further reduce proceeds available to us before expenses. See “Underwriting.”

This offering is being conducted on a firm commitment basis. The underwriter is obligated to purchase and pay for all of the Ordinary Shares. We have granted the underwriter an option for a period of 45 days after the closing of this offering to purchase up to [•] of the total number of the Ordinary Shares offered by us pursuant to this offering, solely for the purpose of covering over-allotments. If the underwriter exercises the option in full, the total underwriting discounts payable will be $            , based on an assumed offering price of $             per Ordinary Share, and the total gross proceeds to us, before underwriting discounts, non-accountable expense allowance, and expenses, will be $            .

The underwriter expects to deliver the Ordinary Shares against payment as set forth under “Underwriting,” on or about             , 2022.

Neither the SEC nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the Ordinary Shares against payment, as set forth under “Underwriting” starting on page 136.

The date of this prospectus is [•], 2022.

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

For investors outside of the United States: Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of our Ordinary Shares and the distribution of this prospectus outside of the United States.

i

ABOUT THIS PROSPECTUS

Unless otherwise indicated, in this prospectus, the following terms shall have the meaning set out below:

•        “China” or the “PRC” are to the People’s Republic of China, excluding, for the purpose of this prospectus only, Taiwan and the special administrative regions of Hong Kong and Macau;

•        “Class I medical device” are to a medical device with a low level of risks and whose safety and effectiveness can be ensured through routine administration, pursuant to the Regulations on the Supervision and Administration of Medical Devices (as amended in 2021) (the “2021 Medical Device Regulation”);

•        “Class II medical device” are to a medical device with moderate risks that must be strictly controlled and regulated to ensure its safety and effectiveness, pursuant to the 2021 Medical Device Regulation;

•        “Class III medical device” are to a medical device with relatively high risks that must be strictly controlled and regulated through special measures to ensure its safety and effectiveness, pursuant to the 2021 Medical Device Regulation;

•        “Code” are to the United States Internal Revenue Code of 1986, as amended;

•        “Exchange Act” are to the Securities Exchange Act of 1934, as amended;

•        “Nasdaq” are to the Nasdaq Stock Market LLC;

•        “Ordinary Shares” are to ordinary shares of the Company, par value $1 per share;

•        “PFIC” are to a passive foreign investment company;

•        “RMB” or the “Renminbi” are to the legal currency of China;

•        “SEC” are to the United States Securities and Exchange Commission;

•        “Securities Act” are to the Securities Act of 1933, as amended;

•        “US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States; and

•        “WFOE” or “Work Age” are to Work Age (Hangzhou) Medical Treatment Technology Co., Ltd, which is a limited liability company formed in China.

Our reporting and functional currency is the Renminbi. Solely for the convenience of the reader, this prospectus contains translations of some RMB amounts into U.S. dollars, at specified rates. Except as otherwise stated in this prospectus, all translations from RMB to U.S. dollars are made at RMB6.4434 to US$1.00, the rate published by the Federal Reserve Board on September 30, 2021. No representation is made that the RMB amounts referred to in this prospectus could have been or could be converted into U.S. dollars at such rate.

Our fiscal year end is September 30. References to a particular “fiscal year” are to our fiscal year ended September 30 of that calendar year. Our audited consolidated financial statements have been prepared in accordance with the generally accepted accounting principles in the United States (the “U.S. GAAP”).

Except where indicated or where the context otherwise requires, all information in this prospectus assumes no exercise by the underwriters of their over-allotment option.

We obtained the industry, market and competitive position data in this prospectus from our own internal estimates, surveys, and research as well as from publicly available information, industry and general publications and research, surveys and studies conducted by third parties. None of the independent industry publications used in this prospectus were prepared on our behalf. Industry publications, research, surveys, studies and forecasts generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this prospectus, and to risks due to a variety of factors, including those described under “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these forecasts and other forward-looking information.

We have proprietary rights to trademarks used in this prospectus that are important to our business, many of which are registered under applicable intellectual property laws. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus are without the ®, ™ and other similar symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names.

This prospectus contains additional trademarks, service marks and trade names of others. All trademarks, service marks and trade names appearing in this prospectus are, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other person.

PROSPECTUS SUMMARY

Investors are cautioned that you are buying shares of a Cayman Islands holding company with no operations of its own that holds 100% of the shares of a China-based operating company.

This summary highlights certain information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including our financial statements and related notes and the risks described under “Risk Factors.” Our actual results and future events may differ significantly based upon a number of factors. The reader should not put undue reliance on the forward-looking statements in this document, which speak only as of the date on the cover of this prospectus.

Overview

We are a holding company incorporated in the Cayman Islands. As a holding company with no material operations of our own, we conduct most of our operations through our operating entities established in the PRC, primarily Work (Hangzhou) Medical Treatment Technology Co., Ltd., (“Work Hangzhou”), our wholly owned subsidiary, and its subsidiaries.

We are a supplier of medical devices in China. We develop and manufacture Class I and II medical devices and sell Class I, II and III disposable medical devices through operating subsidiaries in China. Our products include, to name a few, medical face masks, artery compression tourniquets for bleeding control, disposable breathing circuits for delivering oxygen and anesthetic gases, laryngeal mask airways for keeping patients’ airways open during anesthesia and endotracheal tubes for keeping the trachea open for air to get to the lungs.

We have Class I, II and III disposable medical device qualifications, including filing certificates for Class I products and registration certificates for Class II products, and medical device production and operation licenses in China. For more information about our qualifications, please refer to “Business — Certification of Production and Products.”

We have been providing medical devices to hospitals, pharmacies, and medical institutions since 2002. We currently have a total of 19 medical devices in our product portfolio. All of them are sold domestically, and 15 of them are sold internationally.

In the Chinese market, our products are sold in 32 provincial-level administrative regions. Internationally, our products are exported to more than 30 countries in Asia, Africa, Europe, North America, South America, and Oceania. In the meantime, we have established a strict quality management system. We have 17 products that have passed the inspections administered by local authorities in Zhejiang province and obtained the registration certificates. We have also received international “CE” certification and ISO 13485 system certification. Furthermore, we have registered with the FDA for 17 products.

Our Revenue Model

We primarily generate our revenue through sales of medical devices.

We sell medical devices both domestically and internationally. For the fiscal years ended September 30, 2021 and 2020, the revenue from domestic sales was $43,093,090 and $46,980,732, accounting for 94% and 89%, respectively, of our revenue, and the revenue from international sales was $2,955,073 and $5,805,184, accounting for 6% and 11%, respectively, of our revenue.

For the fiscal years ended September 30, 2021 and 2020, we recognized approximately $45,863,363 and $52,526,248 in revenue, respectively.

Our Customers

We have three types of customers, i) direct end-user customers, which include hospitals, pharmacies, and medical institutions, ii) domestic distributor customers that distribute our products to end-user customers in China, and iii) export distributor customers that distribute our products to end-user customers in Asia, Africa, Europe, North America, South America, and Oceania. The top ten countries and regions outside of China where our products are sold are Saudi Arabia, Germany, Switzerland, Hong Kong, France, Poland, Netherlands, Mexico, Romania and Russia.

As of September 30, 2021, the PRC subsidiaries had a total of 1,167 customers, of which, 202 are direct- end user customers, 853 are domestic distributor customers, and 112 are export distributor customers. For the fiscal year ended September 30, 2021, our top three customers accounted for 49%, 15%, and 2%, respectively, of the revenue. For the fiscal year ended September 30, 2020, our top three customers accounted for 13%, 12%, and 9%, respectively, of the revenue.

Marketing and Sales

We market and sell our products through our sales team and distribution network, including our domestic and export distributors.

Our Sales Team

As of the date of this prospectus, we have a sales team of 20 employees. There are four employees providing customer support and service, and the remaining employees are divided into three teams, with four to five people per team, responsible for the sales in three major regions of China, namely the northern, the southern, and the eastern regions of China.

Distribution Network

For the fiscal years ended September 30, 2021 and 2020, we had approximately 800 and 530 domestic distributors and 57 and 46 exporting distributors, respectively. Distributors usually purchase products from us at a discounted price and then resell our products to end customers both domestically and internationally.

Our domestic distributors cover 32 provincial-level administrative regions of PRC for the resales of our products in the Chinese market. They market and distribute our products in the regions where they located and secured approximately 440 and 330 domestic customers for us during the fiscal years ended September 30, 2021 and 2020, respectively, including hospitals and medical institutions.

Our exporting distributors can be classified into two categories: those located outside of China that only distribute our products internationally, and those located in China that distribute our products, both domestically and internationally. The total number of direct and indirect customer relationships established overseas through our exporting distributors was approximately 100 as of September 30, 2021.

Competitive Strengths

We believe that the following competitive strengths have contributed to our success and differentiated us from our competitors:

•        a deep understanding of the industry;

•        cost-effective masks;

•        customized and multifunctional masks; and

•        wide distribution network.

Growth Strategies

We intend to develop our business and strengthen brand loyalty by implementing the following strategies:

•        continue to invest in our research and department team;

•        expand our sales and distribution network; and

•        strengthen our quality control system and uphold our commitment to product quality.

Our Corporate History and Structure

WORK Medical Technology Group LTD, or WORK Cayman, is a Cayman Islands exempted company incorporated on March 1, 2022. Work Medical Technology Group Limited, or Work BVI, is our wholly-owned subsidiary formed in the British Virgin Islands on March 15, 2022. Work Medical Technology Group (China) Limited (“Work Medical Technology”) is Work BVI’s wholly-owned subsidiary formed in Hong Kong on April 19, 2022. WFOE is Medical Technology’s wholly-owned subsidiary formed in Hangzhou on April 28, 2022. Work Hangzhou is WFOE’s wholly-owned subsidiary formed in Hangzhou on November 10, 2021. Work Hangzhou and its subsidiaries contributed 100% of our consolidated revenue. We operate our business through our operating subsidiaries in China, namely 1) Hangzhou Shanyou, a PRC company formed on April 29, 2002, located in Hangzhou, Zhejiang Province, the PRC; 2) Hangzhou Hanshi, a PRC company formed on July 22, 2019, located in Hangzhou, Zhejiang Province, the PRC; 3) Shanghai Chuqiang Medical Equipment Co., Ltd. (“Shanghai Chuqiang”), a PRC Company formed on March 12, 2018, located in Shanghai, the PRC.

The chart below summarizes our corporate structure as of the date of this prospectus.

LWY GROUP LTD
British Virgin Islands, 2022 (1)
Other Minority Shareholders (2)
HJZ GROUP LTD
British Virgin Islands, 2022
SANYOU NO.1 GROUP LTD
British Virgin Islands, 2022
JPY GROUP LTD
British Virgin Islands, 2022
Public Shareholders
50.00%/[●]
25.00%/[●]
11.48%/[●]
7.78%/[●]
5.74%/[●]
0%/[●]
Pre-IPO%/Post-IPO%
WORK Medical Technology Group LTD
“Work Cayman”
Cayman, 2022
100%
Outside the PRC
Work Medical Technology Group Limited
“Work BVI”
British Virgin Islands, 2022
100%
Work Medical Technology Group (China) Limited
“Work Medical Technology”
Hong Kong, 2022
100%
Inside the PRC
Work Age (Hangzhou) Medical Treatment Technology Co., Ltd.
“Work Age”
Hangzhou, 2022
100%
Work (Hangzhou) Medical Treatment Technology Co., Ltd.
“Work Hangzhou”
Hangzhou, 2021
95%
Hangzhou Shanyou Medical Equipment Co., Ltd.
“Hangzhou Shanyou”
Hangzhou, 2002 (3)
100%
60%
Shanghai Chuqiang Medical Equipment Co., Ltd.
“Shanghai Chuqiang”
Shanghai, 2018
Hangzhou Hanshi Medical Equipment Co., Ltd.
“Hangzhou Hanshi”
Hangzhou, 2019

____________

Notes:

(1)      Represents 25,000 Ordinary Shares held by Baiming Yu, the 100% owner of LWY Group LTD, as of the date of this prospectus.

(2)      Represents an aggregate of 12,500 Ordinary Shares held by 5 shareholders of Work Cayman, namely SANYOU NO.2 Group LTD, YQJ GROUP LTD, ZHF GROUP LTD, ZLW GROUP LTD, and ZXH GROUP LTD, each one of which entities holds 5% of our Ordinary Shares, as of the date of this prospectus.

(3)      Our Chief Operating Officer, Baiming Yu, owns 3.75% shares of Hangzhou Shanyou, and his spouse, Liwei Zhang, owns 1.35% shares of Hangzhou Shanyou, as of the date of this prospectus.

For more details regarding our corporate structure and related changes, see “Corporate History and Structure.”

Work Hangzhou and its subsidiaries contributed 100% of our consolidated revenue and accounted for 100% of our consolidated total assets and liabilities for the fiscal years ended September 30, 2021 and 2020 and there was no reconciliation performed between the financial position, cash flows and results of operations of Work Hangzhou and us. The following financial information of Work Hangzhou and its subsidiaries was included in the consolidated financial statements:

	As of September 30,
	2021	2020
Total Assets	$30,656,133	$56,199,709
Total Liabilities	$19,261,949	$50,272,150
	Fiscal Years Ended September 30,
	2021	2020
Revenue	$45,863,363	$52,526,248
Net profit	$6,265,603	$1,219,692
	Fiscal Years Ended September 30,
	2021	2020
Net cash provided by (used in) operating activities	$(7,178,445)	$27,199,058
Net cash used in investing activities	(60,001)	(16,839,944)
Net cash provided by financing activities	7,991,419	(10,284,460)
Effect of foreign currency translations	(80,243)	(128,206)
Net increase (decrease) in cash and cash equivalents	$672,730	$(53,552)

We are not operating in an industry that prohibits or limits foreign investment. As a result, we are not required to obtain any permission from Chinese authorities to operate, other than those permissions a domestic company in China will need to engage in businesses similar to ours. As of the date of the prospectus, such licenses and permissions include a Business License, Medical Device Registration Certificate, Medical Device Production Certificate, Medical Device Selling Certificate, Record Form of Medical Device Products, Certificate of Class I medical device production recordation, Certificate of Class II medical device selling recordation, Record Registration Form for Foreign Trade Business Operators and Certificate of the Customs of the People’s Republic of China on Registration of a Customs Declaration Entity. We have obtained the above licenses and permissions to conduct our business in China. The following chart sets forth a summary of the licenses and permissions obtained by the PRC subsidiaries as of the date of this prospectus:

Company	License/Permission	Issuing Authority	Validity(1)
Work Age	Business License	Xiaoshan District Administration for Market Supervision	Until April 27, 2052
Work Hangzhou	Business License	Xiaoshan District Administration for Market Supervision	Long-term

Company	License/Permission	Issuing Authority	Validity(1)
Hangzhou Shanyou	Business License	Xiaoshan District Administration for Market Supervision	Long-term
	Medical Device Production Certificate	Zhejiang Province Medical Products Administration	Until November 22, 2022(2)
	Medical Device Selling Certificate	Hangzhou City Administration for Market Supervision	Until May 11, 2027
	Certificate of Class II Medical Device Selling Recordation	Hangzhou City Administration for Market Supervision	Long-term
	Record Registration Form for Foreign Trade Business Operators	Foreign Trade Operator Filing and Registration Authority	Long-term
	Certificate of the Customs of the People’s Republic of China on Registration of Customs Declaration Entity	Hangzhou Customs District of PRC	Long-term
	Certificate of Class I Medical Device Production Recordation	Hangzhou City Administration for Market Supervision	Long-term
	Medical Device Online Sales Information Filing Form	Hangzhou City Administration for Market Supervision	Long-term
	High Technology Enterprise Certificate	Zhejiang Province Department of Science and Technology, Zhejiang Province Department of Finance, Zhejiang Province Taxation Bureau of the State Administration of Taxation	Until December 1, 2023
	Medical Device Registration Certificate- Artery Compression Tourniquets	Zhejiang Province Medical Products Administration	Until July 21, 2024
	Medical Device Registration Certificate- Laryngeal Mask Airways	Zhejiang Province Medical Products Administration	Until December 25, 2024
	Medical Device Registration Certificate- Filters/HMEF	Zhejiang Province Medical Products Administration	Until April 17, 2027
	Medical Device Registration Certificate- Endotracheal Tubes	Zhejiang Province Medical Products Administration	Until October 8, 2024
	Medical Device Registration Certificate- General Anesthesia Tracheal Intubation Kit	Zhejiang Province Medical Products Administration	Until October 26, 2024

Company	License/Permission	Issuing Authority	Validity(1)
	Medical Device Registration Certificate- Nasogastric Tubes	Zhejiang Province Medical Products Administration	Until July 30, 2024
	Medical Device Registration Certificate- Disposable Breathing Circuits	Zhejiang Province Medical Products Administration	Until May 15, 2023
	Medical Device Registration Certificate- Guedel Airways	Zhejiang Province Medical Products Administration	Until December 14, 2022(2)
	Medical Device Registration Certificate- Anesthesia Masks	Zhejiang Province Medical Products Administration	Until December 14, 2022(2)
	Medical Device Registration Certificate- Disposable Pulse Oximetry Sensor	Zhejiang Province Medical Products Administration	Until June 22, 2027
	Medical Device Registration Certificate- Intubating Stylets	Zhejiang Province Medical Products Administration	Until June 16, 2024
	Medical Device Registration Certificate- Endotracheal Tube Holders	Zhejiang Province Medical Products Administration	Until December 28, 2025
	Medical Device Registration Certificate- Laryngoscope Blades	Zhejiang Province Medical Products Administration	Until May 17, 2026
	Medical Device Registration Certificate- Medical Face Masks	Zhejiang Province Medical Products Administration	Until June 8, 2025
	Medical Device Registration Certificate- Medical Protective Mask	Zhejiang Province Medical Products Administration	Until January 4, 2026
	Medical Device Registration Certificate- Medical Surgical Mask	Zhejiang Province Medical Products Administration	Until June 8, 2025
	Medical Device Registration Certificate- Face Masks (Oxygen Mask, Non-rebreathing Mask, Nebulizer Mask)	Zhejiang Province Medical Products Administration	Until April 22, 2026
Shanghai Chuqiang	Business License	Shanghai Jinshan District Administration for Market Supervision	Until March 11, 2028
	Certificate of Class II Medical Device Selling Recordation	Shanghai Jinshan District Administration for Market Supervision	Long-term
Hangzhou Hanshi	Business License	Hangzhou Xiaoshan District Administration for Market Supervision	Long-term
	Certificate of Class II Medical Device Selling Recordation	Hangzhou City Administration for Market Supervision	Long-term

____________

Note:

(1)      According to relevant PRC laws and regulations, the Company’s certificates, licenses or permits may fail to be renewed or revoked under some circumstance. In terms of the certificates related to medical devices, if a certificate holder fails to file a renewal application within the prescribed time limit or the renewal application does not meet the prescribed requirements, the relevant certificates may not be renewed. If a certificate holder’s production and operation of medical devices are materially in violation of laws and regulations, such certificate holder’s certificates related to such medical devices may be revoked. As for the Business License, before the license expires, the license holder may, at its own discretion, extend the business period and renew the Business License with the competent authority. If the license holder’s operations are materially in violation of relevant laws and regulations, the Business License may be revoked by the competent department. The licensing requirements of producing and selling medical devices are constantly evolving within the PRC, and failure to obtain and/or maintain the licenses and permits required to conduct our business may subject applicable PRC subsidiaries to various penalties, including confiscation of revenues, imposition of fines and/or restrictions on our business operations, or the discontinuation of our operations. Any such disruption in the business operations of the Company could materially and adversely affect our business, financial condition and results of operations. We cannot assure you that we will be able to successfully maintain or complete the updating and renewal of these licenses and permits on a timely basis. See “Risk Factors — If we fail to timely renew our medical device licenses or registration certificates, it could adversely affect our reputation, financial conditions and results of operations.”

(2)      For any certificates that are scheduled to expire by the end of December 2022, the Company expects to timely renew such certificates and it does not have any reason to expect such applications will be denied.

Furthermore, we believe, based on the advice of our PRC counsel, Jingtian & Gongcheng, that (i) we will not be required to submit an application to the CSRC for its approval of this offering and the listing and trading of our Ordinary Shares with Nasdaq under the “M&A Rules”; (ii) we will not be subject to cybersecurity review with the CAC, under the Measures for Cybersecurity Review (2021 version), which became effective on February 15, 2022, because we currently engage in the manufacture and sale of medical devices and we do not possess personal information of over one million users; and (iii) there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations and prospects for future PRC laws and regulations, and there can be no assurance that the relevant government agencies will take a view that is not contrary to or otherwise different from the conclusions stated above. See “Risk Factors — Risks Related to Doing Business in China — Any requirement to obtain prior approval under the M&A Rules and/or any other regulations promulgated by relevant PRC regulatory agencies in the future could delay this offering and failure to obtain any such approvals, if required, could have a material adverse effect on our business, operating results and reputation as well as the trading price of our Ordinary Shares, and could also create uncertainties for this offering and affect our ability to offer or continue to offer securities to investors outside China” on page 23; and “Risk Factors — Risks Related to Doing Business in China — There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations” on page 19.

However, the PRC government may take actions to exert more oversight and control over offerings by China based issuers conducted overseas and/or foreign investment in such companies, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors outside China and cause the value of our securities to significantly decline or become worthless. See “Risk Factors — Risks Related to Doing Business in China — Any requirement to obtain prior approval under the M&A Rules and/or any other regulations promulgated by relevant PRC regulatory agencies in the future could delay this offering and failure to obtain any such approvals, if required, could have a material adverse effect on our business, operating results and reputation as well as the trading price of our Ordinary Shares, and could also create uncertainties for this offering and affect our ability to offer or continue to offer securities to investors outside China.” on page 23.

As of the date of this prospectus, we are not required to obtain any permission from any PRC governmental authorities to offer securities to foreign investors. We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC or other PRC governmental authorities required for overseas listings, including this offering. As of the date of this prospectus, we have not received any inquiry, notice, warning, sanctions or regulatory objection to this offering from the CSRC or other PRC governmental authorities. However, there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities. Moreover, on December 28, 2021, the Measures for Cybersecurity Review (2021 version) were promulgated and took effect on February 15, 2022, which provide that any “online platform operators” controlling personal information of more than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review. We do not expect to be subject to cybersecurity review, because we currently engage in the manufacture and sale of medical devices and we do not possess personal information of over one million users. As of the date of this prospectus, we have not been involved in any investigations on cybersecurity review initiated by the Cyberspace Administration of China, and we have not received any warning, sanction or penalty in such respect. If it is determined in the future that the approval of the CSRC, the Cyberspace Administration of China or any other regulatory authority is required for this offering, we may face sanctions by the CSRC, the Cyberspace Administration of China or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operations in

China, delay or restrict the repatriation of the proceeds from this offering into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our securities. The CSRC, the Cyberspace Administration of China or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of our Ordinary Shares. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the CSRC, the Cyberspace Administration of China or other regulatory PRC agencies later promulgate new rules requiring that we obtain their approvals for this offering, we may be unable to obtain such approvals or a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such an approval requirement could have a material adverse effect on the trading price of our securities. See “— Summary of Risks Affecting Our Company — Risk Related to Doing Business in China — The Chinese government exerts substantial influence over the manner in which we conduct our business activities. The PRC government may also intervene or influence our operations and this offering at any time, which could result in a material change in our operations and our Ordinary Shares could decline in value or become worthless” on page 11; and “Risk Factors — Risks Related to Doing Business in China — The PRC government exerts substantial influence over the manner in which we conduct our business activities. The PRC government may also intervene or influence our operations and this offering at any time, which could result in a material change in our operations and our Ordinary Shares could decline in value or become worthless.” on page 21.

Dividends and Other Distributions

We are a holding company with no material operations of our own and do not generate any revenue. We currently conduct most of our operations through Work Hangzhou, our wholly owned subsidiary and its subsidiaries (collectively referred to herein as the “PRC subsidiaries”). We are permitted under PRC laws and regulations to provide funding to PRC subsidiaries only through loans or capital contributions, and only if we satisfy the applicable government registration and approval requirements. See “Risk Factors — Risks Related to Doing Business in China — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.” on page 26.

Under our current corporate structure, we rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have, including the funds necessary to pay dividends and other cash distributions to our shareholders or to service any debt we may incur. Our subsidiaries in the PRC generate and retain cash generated from operating activities and re-invest it in our business. If any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict their ability to pay dividends to us. As of the date of this prospectus, there were no cash flows between our PRC subsidiaries and Work Hangzhou, and no cash flows between our Cayman Islands holding company and our subsidiaries.

Funds are transferred among our PRC subsidiaries for operational purposes, primarily between Hangzhou Shanyou and Hangzhou Hanshi, our main operating subsidiary and its subsidiaries. As of the date of this prospectus, there are no cash flows between the Company and our subsidiaries, and funds are only transferred between our PRC subsidiaries, Hangzhou Shanyou and Hangzhou Hanshi. For the years ended September 30, 2021 and 2020, fund transfers were limited to loans in the principal amounts of $10,757 and $67,803 made by Hangzhou Shanyou to Hangzhou Hanshi, respectively.

Our PRC subsidiaries are permitted to pay dividends only out of their retained earnings. However, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, after making up for previous year’s accumulated losses, if any, to fund certain statutory reserves, until the aggregate amount of such funds reaches 50% of its registered capital. This portion of our PRC subsidiaries’ respective net assets are prohibited from being distributed to their shareholders as dividends. See “Regulations — Regulations on Dividend Distributions.” However, none of our subsidiaries has made any dividends or other distributions to the Company or any U.S. investors as of the date of this prospectus. See also “Risk Factors — Risks Related to Doing Business in China — We rely to a significant extent on dividends and other distributions on equity paid by our subsidiaries to fund offshore cash and financing requirements and any limitation on the ability of our PRC subsidiaries to make remittance to pay dividends to us could limit our ability to access cash generated by the operations of those entities.” on page 27.

Our PRC subsidiaries paid dividends in the fiscal year ended September 30, 2021, and have made no further plans to pay dividends since such date, and do not expect to do so unless and until they have generated sufficient accumulated profits and have met the requirements for statutory reserve funds. We intend to retain all of our available funds and any future earnings after this offering and cash proceeds from overseas financing activities, including this offering, to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future.

In addition, the PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders. See “Risk Factors — Risks Related to Doing Business in China — Restrictions on currency exchange may limit our ability to utilize our revenue effectively.” on page 29.

A 10% PRC withholding tax is applicable to dividends payable to investors that are non-resident enterprises. Any gain realized on the transfer of Ordinary Shares by such investors is also subject to PRC tax at a current rate of 10% which in the case of dividends will be withheld at source if such gain is regarded as income derived from sources within the PRC. See also “Risk Factors — Risks Related to Doing Business in China — Dividends payable to our foreign investors and gains on the sale of our Ordinary Shares by our foreign investors may be subject to PRC tax.” on page 28.

Summary of Risks Affecting Our Company

Our business is subject to multiple risks and uncertainties, as more fully described in “Risk Factors” and elsewhere in this prospectus. We urge you to read “Risk Factors” and this prospectus in full. Our principal risks may be summarized as follows:

Risks Related to Doing Business in China

We are also subject to risks and uncertainties relating to doing business in China in general, including, but are not limited to, the following:

•        Changes in the political and economic policies of the PRC government or in relations between China and the United States may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies. See “Risk Factors — Risks Related to Doing Business in China — Changes in the political and economic policies of the PRC government or in relations between China and the United States may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies” on page 19;

•        There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations. See “Risk Factors — Risks Related to Doing Business in China — There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations” on page 19;

•        The Chinese government exerts substantial influence over the manner in which we conduct our business activities. The PRC government may also intervene or influence our operations and this offering at any time, which could result in a material change in our operations and our Ordinary Shares could decline in value or become worthless. See “Risk Factors — Risks Related to Doing Business in China — The PRC government exerts substantial influence over the manner in which we conduct our business activities. The PRC government may also intervene or influence our operations and this offering at any time, which could result in a material change in our operations and our Ordinary Shares could decline in value or become worthless” on page 21;

•        On December 24, 2021, the CSRC released the Administrative Provisions of the State Council Regarding the Overseas Issuance and Listing of Securities by Domestic Enterprises (Draft for Comments) (the “Draft Administrative Provisions”) and the Measures for the Overseas Issuance of Securities and Listing Record-Filings by Domestic Enterprises (Draft for Comments) (the “Draft Filing Measures,” collectively with the Draft Administrative Provisions, the “Draft Rules Regarding Overseas Listing”). The Draft Rules Regarding Overseas Listing lay out the filing regulation arrangement for both direct and indirect overseas listing and clarify the determination criteria for indirect overseas listing in overseas markets. Among other things, if a domestic enterprise intends to indirectly offer and list securities in an overseas market, the record-filing obligation is with a major operating entity incorporated in the PRC and such filing obligation shall be completed within three working days after the overseas listing application is submitted. The required filing materials for an initial public offering and listing shall include but not limited to regulatory opinions, record-filing, approval and other documents issued by competent regulatory authorities of relevant industries (if applicable); and security assessment opinion issued by relevant regulatory authorities (if applicable). The Draft Rules Regarding Overseas Listing, if enacted, may subject us to additional compliance requirement in the future. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer our Ordinary Shares, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our Ordinary Shares to significantly decline in value or become worthless. See “Risk Factors — Risks Related to Doing Business in China — The CSRC has released for public consultation the draft rules for China-based companies seeking to conduct initial public offerings in foreign markets. While such rules have not yet gone into effect, the Chinese government may exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer our Ordinary Shares to investors and could cause the value of our Ordinary Shares to significantly decline or become worthless” on page 22;

•        You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the prospectus based on foreign laws. See “Risk Factors — Risks Related to Doing Business in China — You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the prospectus based on foreign laws” on page 22;

•        On December 28, 2021, the Measures for Cybersecurity Review (2021 version) were promulgated and took effect on February 15, 2022, which provide that any “online platform operators” controlling personal information of more than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review. We do not expect to be subject to cybersecurity review, because we currently engage in the manufacture and sale of medical devices and we do not possess personal information of over one million users. As of the date of this prospectus, we have not been involved in any investigations on cybersecurity review initiated by the Cyberspace Administration of China, and we have not received any warning, sanction or penalty in such respect. Any requirement to obtain prior approval under the M&A Rules and/or any other regulations promulgated by relevant PRC regulatory agencies in the future could delay this offering and failure to obtain any such approvals, if required, could have a material adverse effect on our business, operating results and reputation as well as the trading price of our Ordinary Shares, and could also create uncertainties for this offering and affect our ability to offer or continue to offer securities to investors outside China. See “Risk Factors — Risks Related to Doing Business in China — Any requirement to obtain prior approval under the M&A Rules and/or any other regulations promulgated by relevant PRC regulatory agencies in the future could delay this offering and failure to obtain any such approvals, if required, could have a material adverse effect on our business, operating results and reputation as well as the trading price of our Ordinary Shares, and could also create uncertainties for this offering and affect our ability to offer or continue to offer securities to investors outside China” on page 19;

•        PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business. See “Risk Factors — Risks Related to Doing Business in China — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business” on page 26;

•        We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business. See “Risk Factors — Risks Related to Doing Business in China — We rely to a significant extent on dividends and other distributions on equity paid by our subsidiaries to fund offshore cash and financing requirements and any limitation on the ability of our PRC subsidiaries to make remittance to pay dividends to us could limit our ability to access cash generated by the operations of those entities” on page 27; and

•        Our Ordinary Shares may be delisted under the Holding Foreign Companies Accountable Act, or the HFCA Act, if the PCAOB is unable to inspect our auditors. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and thus, would reduce the time before our securities may be prohibited from trading or delisted if the PCAOB determines that it cannot inspect or investigate completely our auditor. On December 16, 2021, the PCAOB issued its determination that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions, and the PCAOB included in the report of its determination a list of the accounting firms that are headquartered in the PRC or Hong Kong. This list does not include our auditor, WWC P.C. While our auditor is based in the U.S. and is registered with PCAOB and subject to PCAOB inspection, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor because of a position taken by an authority in a foreign jurisdiction, then such lack of inspection could cause our securities to be delisted from the stock exchange. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment, even making it worthless. See “Risk Factors — Risks Related to Doing Business in China — Our Ordinary Shares may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.” on page 30.

Risks Related to Our Business and Industry:

Risks and uncertainties related to our business and industry include, but are not limited to, the following:

•        Any failure to maintain effective quality control over our products and services could materially adversely affect our business. See “Risk Factors — Risks Related to Our Business and Industry — Any failure to maintain effective quality control over our products and services could materially adversely affect our business” on page 32;

•        We may experience significant liability claims or complaints from customers, doctors and patients, litigation and regulatory investigations and proceedings, such as claiming in relation to medical device safety, or adverse publicity involving our products, which could adversely affect our financial condition and results of operations. See “Risk Factors — Risks Related to Our Business and Industry — We may experience significant liability claims or complaints from customers, doctors and patients, litigation and regulatory investigations and proceedings, such as claiming in relation to medical device safety, or adverse publicity involving our products, which could adversely affect our financial condition and results of operations.” on page 32;

•        We face the risk of fluctuations in the cost, availability and quality of our raw materials, which could adversely affect our results of operations. See “Risk Factors — Risks Related to Our Business and Industry — We face the risk of fluctuations in the cost, availability and quality of our raw materials, which could adversely affect our results of operations” on page 33;

•        We do not have long term contracts with our suppliers and they can reduce order quantities or terminate their sales to us at any time. See “Risk Factors — Risks Related to Our Business and Industry — We do not have long term contracts with our suppliers and they can reduce order quantities or terminate their sales to us at any time” on page 34;

•        Our industry is intensely competitive. We may face competition from, and we may be unable to compete successfully against, new entrants and established companies with greater resources. See “Risk Factors — Risks Related to Our Business and Industry — Our industry is intensely competitive. We may face competition from, and we may be unable to compete successfully against, new entrants and established companies with greater resources” on page 34;

•        If we fail to identify, acquire and develop other products, we may be unable to grow our business. See “Risk Factors — Risks Related to Our Business and Industry — If we fail to identify, acquire and develop other products, we may be unable to grow our business” on page 35;

•        Our international sales are subject to a variety of risks that could adversely affect our profitability and operating results. See “Risk Factors — Risks Related to Our Business and Industry — Our international sales are subject to a variety of risks that could adversely affect our profitability and operating results” on page 39;

•        Failure to keep up with the changes in domestic industry policies or standards could have a material and adverse effect on our reputation, financial condition and results of operations. See “Risk Factors — Risks Related to Our Business and Industry — Failure to keep up with the changes in domestic industry policies or standards could have a material and adverse effect on our reputation, financial condition and results of operations” on page 32; and

•        If we fail to timely renew our medical device licenses or registration certificates, it could adversely affect our reputation, financial conditions and results of operations. See “Risk Factors — Risks Related to Our Business and Industry — If we fail to timely renew our medical device licenses or registration certificates, it could adversely affect our reputation, financial conditions and results of operations.” on page 41.

Risks Related to this Offering and Ownership of our Ordinary Shares

In addition to the risks and uncertainties described above, we are subject to risks relating to Ordinary Shares and this offering, including, but not limited to, the following:

•        An active trading market for our Ordinary Shares or our Ordinary Shares may not develop and the trading price for our Ordinary Shares may fluctuate significantly. See “Risk Factors — Risks Related to this Offering and Ownership of our Ordinary Shares — An active trading market for our Ordinary Shares or our Ordinary Shares may not develop and the trading price for our Ordinary Shares may fluctuate significantly” on page 41;

•        Nasdaq may apply additional and more stringent criteria for our initial and continued listing because we plan to have a small public offering and insiders will hold a large portion of our listed securities. See “Risk Factors — Risks Related to this Offering and Ownership of our Ordinary Shares — Nasdaq may apply additional and more stringent criteria for our initial and continued listing because we plan to have a small public offering and insiders will hold a large portion of our listed securities” on page 41;

•        The trading price of our Ordinary Shares may be volatile, which could result in substantial losses to investors. See “Risk Factors — Risks Related to this Offering and Ownership of our Ordinary Shares — The trading price of our Ordinary Shares may be volatile, which could result in substantial losses to investors” on page 42; and

•        Because the initial public offering price is substantially higher than the pro forma net tangible book value per share, you will experience immediate and substantial dilution. See “Risk Factors — Risks Related to this Offering and Ownership of our Ordinary Shares — Because the initial public offering price is substantially higher than the pro forma net tangible book value per share, you will experience immediate and substantial dilution.” on page 43.

Recent Regulatory Developments in China

Recently, the PRC government initiated a series of regulatory actions and made a number of public statements on the regulation of business operations in China with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas, adopting new measures to extend the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement.

Among other things, the M&A Rules and the Anti-Monopoly Law of the People’s Republic of China promulgated by the SCNPC, which took effect in 2008 (the “Anti-Monopoly Law”), established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex. Under the Anti-Monopoly Law, companies undertaking acquisitions relating to businesses in China must notify the State Council’s anti-monopoly law enforcement authority, in advance of any transaction where the parties’ revenue in the China market exceed certain thresholds and the buyer would obtain control of, or decisive influence over, the target. In addition, the Rules of Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the security review rules, issued by the MOFCOM that took effect in September 2011 specify that if a merger and acquisition of domestic enterprise by a foreign investor falls within the M&A safety review scope, the foreign investor shall file an application for M&A safety review to the Ministry of Commerce. The M&A safety review scope is as follows: foreign investors’ M&A of domestic military industry enterprises and military industry support enterprises, enterprises around key and sensitive military facilities, and other units which have impact on national defense security; and foreign investors’ M&A of domestic enterprises, which have impact on the national security, in fields of important agricultural products, important energy and resources, important infrastructure, important transport service, key technology and major equipment manufacturing, etc., and such M&A may result in foreign investors’ acquirement of actual control over the enterprises.

On July 6, 2021, the relevant PRC government authorities made public the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. Pursuant to the Opinions, Chinese regulators are required to accelerate rulemaking related to the overseas issuance and listing of securities, and update the existing laws and regulations related to data security, cross-border data flow, and management of confidential information. Numerous regulations, guidelines and other measures are expected to be adopted under the umbrella of or in addition to the Cybersecurity Law and Data Security Law. As of the date of this prospectus, no official guidance or related implementation rules have been issued yet and the interpretation of these opinions remains unclear at this stage. See “Risk Factors — Risks Related to Doing Business in China — Any requirement to obtain prior approval under the M&A Rules and/or any other regulations promulgated by relevant PRC regulatory agencies in the future could delay this offering and failure to obtain any such approvals, if required, could have a material adverse effect on our business, operating results and reputation as well as the trading price of our Ordinary Shares, and could also create uncertainties for this offering and affect our ability to offer or continue to offer securities to investors outside China.” on page 23.

In addition, on July 10, 2021, the Cyberspace Administration of China issued the Measures for Cybersecurity Review (Revision Draft for Comments), or the Measures, for public comments, which propose to authorize the relevant government authorities to conduct cybersecurity review on a range of activities that affect or may affect national security, including listings in foreign countries by companies that possess the personal data of more than one million users. On December 28, 2021, the Measures for Cybersecurity Review (2021 version) were promulgated and took effect on February 15, 2022, which provide that any “online platform operators” controlling personal information of more than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review. The Measures for Cybersecurity Review (2021 version), further elaborates the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country; and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad.

On December 24, 2021, the CSRC released the Draft Rules Regarding Overseas Listing, which had a comment period that expired on January 23, 2022. The Draft Rules Regarding Overseas Listing lay out the filing regulation arrangement for both direct and indirect overseas listing and clarify the determination criteria for indirect overseas listing in overseas markets. Among other things, the Chinese-based companies, or the issuers, shall fulfill the filing procedures within three working days after the issuer makes an application for an initial public offering and listing in an overseas market. The required filing materials for an initial public offering and listing shall include but not limited to regulatory opinions, record-filing, approval and other documents issued by competent regulatory authorities of relevant industries (if applicable); and security assessment opinion issued by relevant regulatory authorities (if applicable).

The Draft Rules Regarding Overseas Listing, if enacted, may subject us to additional compliance requirement in the future, and we cannot assure you that we will be able to get the clearance of filing procedures under the Draft Rules Regarding Overseas List on a timely basis, or at all. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer our Ordinary Shares, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our Ordinary Shares to significantly decline in value or become worthless.

As of the date of this prospectus, our company and our subsidiaries have not received any inquiry, notice, warning or sanctions regarding our planned overseas listing from the CSRC or any other PRC governmental authorities. However, since these statements and regulatory actions by the PRC government are newly published and official guidance and related implementation rules have not been issued, it is highly uncertain what the potential impact such modified or new laws and regulations will have on our daily business operation, the ability to accept foreign investments and list on an U.S. exchange. The SCNPC or other PRC regulatory authorities may in the future promulgate laws, regulations or implementing rules that requires our company, or any of our subsidiaries to obtain regulatory approval from Chinese authorities before listing in the U.S. See “Risk Factors” for a discussion of these legal and operational risks and other information that should be considered before making a decision to purchase our Ordinary Shares.

Implications of Being an “Emerging Growth Company”

We had less than $1.07 billion in revenue during our last fiscal year. As a result, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and may take advantage of reduced public reporting requirements. These provisions include, but are not limited to:

•        being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in our filings with the SEC;

•        not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

•        reduced disclosure obligations regarding executive compensation in periodic reports, proxy statements and registration statements; and

•        exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our Ordinary Shares pursuant to this offering. However, if certain events occur before the end of such five-year period, including if we become a “large accelerated filer,” if our annual gross revenue exceed $1.07 billion or if we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company before the end of such five-year period.

Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards. We have elected to take advantage of this extended transition period and acknowledge such election is irrevocable pursuant to Section 107 of the JOBS Act.

Implications of Being a Foreign Private Issuer

Upon consummation of this offering, we will report under the Exchange Act, as a non-U.S. company with “foreign private issuer” status. Even after we no longer qualify as an emerging growth company, so long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act and the rules thereunder that are applicable to U.S. domestic public companies, including:

•        the rules under the Exchange Act that require U.S. domestic public companies to issue financial statements prepared under U.S. GAAP;

•        the sections of the Exchange Act that regulate the solicitation of proxies, consents or authorizations in respect of any securities registered under the Exchange Act;

•        the sections of the Exchange Act that require insiders to file public reports of their share ownership and trading activities and that impose liability on insiders who profit from trades made in a short period of time; and

•        the rules under the Exchange Act that require the filing with the SEC of quarterly reports on Form 10-Q, containing unaudited financial and other specified information, and current reports on Form 8-K, upon the occurrence of specified significant events.

We will file with the SEC, within four months after the end of each fiscal year (or such other reports required by the SEC), an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents, (ii) more than 50% of our assets are located in the United States or (iii) our business is administered principally in the United States.

Both foreign private issuers and emerging growth companies are also exempt from certain of the more extensive SEC executive compensation disclosure rules. Therefore, if we no longer qualify as an emerging growth company but remain a foreign private issuer, we will continue to be exempt from such rules and will continue to be permitted to follow our home country practice as to the disclosure of such matters.

Corporate Information

Our principal executive offices are located at Floor 23, No.2 Tonghuinan Road, Hangzhou, Zhejiang Province, the PRC, and our telephone number is +86-571-82613568. Our registered office in the Cayman Islands is at the offices of Tricor Services (Cayman Islands) Limited, Second Floor, Century Yard, Cricket Square, P.O. Box 902, Grand Cayman, KY1-1103, Cayman Islands. Our agent for service of process in the United States is [•], [•].

The Offering

Securities being offered:	[•] Ordinary Shares on a firm commitment basis.
Initial offering price:	We estimate the initial public offering price for the Ordinary Shares will be $[•] per ordinary share.
Number of Ordinary Shares outstanding before the offering:	50,000 Ordinary Shares.
Number of Ordinary Shares outstanding after the offering:	[•] Ordinary Shares, assuming no exercise of the underwriters’ over-allotment option, and [•] Ordinary Shares, assuming full exercise of the underwriters’ over-allotment option.
Use of proceeds:

We intend to use the net proceeds of this offering for (i) upgrading production equipment and increasing production capacity, (ii) developing masks, other medical consumables and medical devices, (iii) marketing, (iv) patent purchases and (v) working capital and other general corporate purposes. For more information on the use of proceeds, see “Use of Proceeds” on page 50.

Lock-up agreements

All of our directors and officers and certain shareholders have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of our Ordinary Shares or securities convertible into or exercisable or exchangeable for our Ordinary Shares for a period of six months from the commencement of the Company’s first day of trading on the Nasdaq Capital Market. See “Shares Eligible for Future Sale” and “Underwriting” for more information.

Proposed Nasdaq symbol:	We will apply to have our Ordinary Shares listed on Nasdaq under the symbol “WOK.”
Transfer agent and registrar	Transhare Corporation
Risk factors:

Investing in our Ordinary Shares involves a significant degree of risk. As an investor you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section beginning on page 19.

RISK FACTORS

Investing in our Ordinary Shares is highly speculative and involves a significant degree of risk. You should carefully consider the following risks, as well as other information contained in this prospectus, before making an investment in our company. The risks discussed below could materially and adversely affect our business, prospects, financial condition, results of operations, cash flows, ability to pay dividends and the trading price of our Ordinary Shares. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, prospects, financial condition, results of operations, cash flows and ability to pay dividends, and you may lose all or part of your investment.

Risks Related to Doing Business in China

Changes in the political and economic policies of the PRC government or in relations between China and the United States may materially and adversely affect our business, financial condition and results of operations and may result in our inability to sustain our growth and expansion strategies.

Most of our operations are conducted in the PRC and a majority of our revenue is sourced from the PRC. Accordingly, our financial condition and results of operations are affected to a significant extent by economic, political and legal developments in the PRC or changes in government relations between China and the United States or other governments. There is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs.

The PRC economy differs from the economies of most developed countries in many respects, including the extent of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over China’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, regulating financial services and institutions and providing preferential treatment to particular industries or companies.

While the PRC economy has experienced significant growth in the past four decades, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall PRC economy, but may also have a negative effect on us. Our financial condition and results of operation could be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. In addition, the PRC government has implemented in the past certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity.

In July 2021, the SEC has imposed enhanced disclosure requirements on China-based companies seeking to register securities with the SEC. As most of our operations are based in China, any future Chinese, U.S. or other rules and regulations that place restrictions on capital raising or other activities by China based companies could adversely affect our business and results of operations. If the business environment in China deteriorates from the perspective of domestic or international investment, or if relations between China and the United States or other governments deteriorate, the Chinese government may intervene with our operations and our business in China and United States, as well as the market price of our Ordinary Shares, may also be adversely affected.

There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations.

Most of our operations are conducted in the PRC, and are governed by PRC laws, rules and regulations. Our PRC subsidiaries are subject to laws, rules and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws, rules and regulations governing economic matters in general. The overall effect of legislation over the past four decades has significantly enhanced the protections afforded to various forms of foreign investment in China. However, China has not developed a fully integrated legal system, and recently enacted laws, rules and regulations may not sufficiently cover all aspects of economic activities in China or may be subject to significant degrees of interpretation by PRC regulatory agencies. In particular, because these laws, rules and regulations are relatively new, and because of the limited number of published decisions and the nonbinding nature of such decisions, and because the laws, rules and regulations often give the relevant regulator significant discretion in how to enforce them, the interpretation and enforcement of these laws, rules and regulations involve uncertainties and can be inconsistent and unpredictable. In addition, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all, and which may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until after the occurrence of the violation.

Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business, financial condition and results of operations.

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the Opinions, and made the Opinions available to the public. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with the risks and incidents of China-concept overseas listed companies, and cybersecurity and data privacy protection requirements and similar matters. The Opinions remain unclear on how the law will be interpreted, amended and implemented by the relevant PRC governmental authorities, but the Opinions and any related implementing rules to be enacted may subject us to compliance requirements in the future.

On July 10, 2021, the Cyberspace Administration of China issued a revised draft of the Measures for Cybersecurity Review for public comments, which required that, among others, in addition to “operator of critical information infrastructure,” any “data processor” controlling personal information of no less than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities. On December 28, 2021, the Measures for Cybersecurity Review (2021 version) were promulgated and took effect on February 15, 2022, which provide that any “online platform operators” controlling personal information of more than one million users which seeks to list in a foreign stock exchange should be subject to cybersecurity review.

On November 14, 2021, the Cyberspace Administration of China released the Regulations on Network Data Security (draft for public comments) and will accept public comments until December 13, 2021. The draft Regulations on Network Data Security provide that if a data processor that processes personal data of more than one million users intends to list overseas, it shall apply for a cybersecurity review. In addition, data processors that process important data or are listed overseas shall carry out an annual data security assessment on their own or by engaging a data security services institution, and the data security assessment report for the prior year should be submitted to the local cyberspace affairs administration department before January 31 of each year. We do not believe we are among the “operator of critical information infrastructure”, or “online platform operators” as mentioned above; however, Measures for Cybersecurity Review (2021 version) were recently adopted and the Regulations on Network Data Security (draft for public comments) are in the process of being formulated and it remains unclear how the Opinions will be interpreted, amended and implemented by the relevant PRC governmental authorities.

On December 24, 2021, the CSRC released the Administrative Provisions of the State Council Regarding the Overseas Issuance and Listing of Securities by Domestic Enterprises (Draft for Comments) and the Measures for the Overseas Issuance of Securities and Listing Record-Filings by Domestic Enterprises (Draft for Comments), both of which had a comment period that expired on January 23, 2022, and if enacted, may subject us to additional compliance requirement in the future. See “— CSRC has released for public consultation the draft rules for China-based companies seeking to conduct initial public offerings in foreign markets. While such rules have not yet gone into effect, the Chinese government may exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer our Ordinary Shares to investors and could cause the value of our Ordinary Shares to significantly decline or become worthless.” on page 22.

Thus, it is still uncertain how PRC governmental authorities will regulate overseas listing in general and whether we are required to obtain any specific regulatory approvals. Furthermore, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their approvals for this offering and any follow-on offering, we may be unable to obtain such approvals which could significantly limit or completely hinder our ability to offer or continue to offer securities to our investors.

Furthermore, the PRC government authorities may strengthen oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers like us. Such actions taken by the PRC government authorities may intervene or influence our operations at any time, which are beyond our control. Therefore, any such action may adversely affect our operations and significantly limit or hinder our ability to offer or continue to offer securities to you and reduce the value of such securities.

Uncertainties regarding the enforcement of laws and the fact that rules and regulations in China can change quickly with little advance notice, along with the risk that the Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers could result in a material change in our operations, financial performance and/or the value of our Ordinary Shares or impair our ability to raise money.

The PRC government exerts substantial influence over the manner in which we conduct our business activities. The PRC government may also intervene or influence our operations and this offering at any time, which could result in a material change in our operations and our Ordinary Shares could decline in value or become worthless.

We are currently not required to obtain approval from Chinese authorities to list on U.S exchanges. However, if the Company or any of our PRC subsidiaries were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, continue to offer securities to investors, or materially affect the interest of the investors and cause significantly depreciation of our price of Ordinary Shares.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support recent economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in our operations in China.

For example, the Chinese cybersecurity regulator announced on July 2, 2021, that it had begun an investigation of Didi Global Inc. (NYSE: DIDI) and two days later ordered that the company’s app be removed from smartphone app stores. Similarly, our business segments may be subject to various government and regulatory interference in the regions in which we operate. We could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. We may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply.

Furthermore, it is uncertain when and whether we will be required to obtain permission from the PRC government to list on U.S. exchanges in the future, and even when such permission is obtained, whether it will be denied or rescinded. Although we are currently not required to obtain permission from any of the PRC central or local government to obtain such permission and has not received any denial to list on the U.S. exchange, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to our business or industry. Recent statements by the Chinese government indicating an intent, and the PRC government may take actions to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or become worthless.

The CSRC has released for public consultation the draft rules for China-based companies seeking to conduct initial public offerings in foreign markets. While such rules have not yet gone into effect, the Chinese government may exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer our Ordinary Shares to investors and could cause the value of our Ordinary Shares to significantly decline or become worthless.

On December 24, 2021, the CSRC released the Draft Rules Regarding Overseas Listing, which had a comment period that expired on January 23, 2022. The Draft Rules Regarding Overseas Listing lay out the filing regulation arrangement for both direct and indirect overseas listing and clarify the determination criteria for indirect overseas listing in overseas markets.

The Draft Rules Regarding Overseas Listing stipulate that the Chinese-based companies, or the issuer, shall fulfill the filing procedures within three working days after the issuer makes an application for initial public offering and listing in an overseas market. The required filing materials for an initial public offering and listing should include at least the following: record-filing report and related undertakings; regulatory opinions, record-filing, approval and other documents issued by competent regulatory authorities of relevant industries (if applicable); and security assessment opinion issued by relevant regulatory authorities (if applicable); PRC legal opinion; and prospectus.

In addition, an overseas offering and listing is prohibited under any of the following circumstances: (1) if the intended securities offering and listing is specifically prohibited by national laws and regulations and relevant provisions; (2) if the intended securities offering and listing may constitute a threat to or endangers national security as reviewed and determined by competent authorities under the State Council in accordance with law; (3) if there are material ownership disputes over the equity, major assets, and core technology, etc. of the issuer; (4) if, in the past three years, the domestic enterprise or its controlling shareholders or actual controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (5) if, in past three years, directors, supervisors, or senior executives have been subject to administrative punishments for severe violations, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; and (6) other circumstances as prescribed by the State Council. The Draft Administration Provisions defines the legal liabilities of breaches such as failure in fulfilling filing obligations or lists securities in an overseas market in violation of the foregoing prohibitions, imposing a fine between RMB1 million and RMB10 million, and in cases of severe violations, a parallel order to suspend relevant business or halt operation for rectification, revoke relevant business permits or operational license.

The Draft Rules Regarding Overseas Listing, if enacted, may subject us to additional compliance requirement in the future, and we cannot assure you that we will be able to get the clearance of filing procedures under the Draft Rules Regarding Overseas List on a timely basis, or at all. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to offer or continue to offer our Ordinary Shares, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our Ordinary Shares to significantly decline in value or become worthless.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the prospectus based on foreign laws.

We are an exempted company incorporated under the laws of the Cayman Islands, we conduct most of our operations in China, and most of our assets are located in China. In addition, most of our senior executive officers reside within China for a significant portion of the time and are PRC nationals. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons inside China. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in China of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

Shareholder claims that are common in the United States, including securities law class actions and fraud claims, generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to obtaining information needed for shareholder investigations or litigation outside China or otherwise with respect to foreign entities. Although the local authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such regulatory cooperation with the securities regulatory authorities in the Unities States have not been efficient in the absence of mutual and practical cooperation mechanism. According to Article 177 of the PRC Securities Law which took effect in March 2020, overseas securities regulatory authorities may not carry out investigations and evidence collection directly within the territory of the PRC, and that no Chinese entity or individual is allowed to provide any documents or materials related to securities business activities to overseas agencies without prior consent of the securities regulatory authority of the State Council and the competent departments of the State Council. See also “— Risks Relating to Our Ordinary Shares and this Offering — You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

Any requirement to obtain prior approval under the M&A Rules and/or any other regulations promulgated by relevant PRC regulatory agencies in the future could delay this offering and failure to obtain any such approvals, if required, could have a material adverse effect on our business, operating results and reputation as well as the trading price of our Ordinary Shares, and could also create uncertainties for this offering and affect our ability to offer or continue to offer securities to investors outside China.

On August 8, 2006, six PRC regulatory agencies, including the Ministry of Commerce (the “MOFCOM”), the State-Owned Assets Supervision and Administration Commission (the “SASAC”), the State Administration of Taxation (the “SAT”), the State Administration of Industry and Commerce (the “SAIC”), the CSRC, and the State Administration of Foreign Exchange (the “SAFE”), jointly adopted the M&A Rules, which came into effect on September 8, 2006 and were amended on June 22, 2009. The M&A Rules include, among other things, provisions that purport to require that an offshore special purpose vehicle formed for the purpose of an overseas listing of securities in a PRC company obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by special purpose vehicles. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles.

While the application of the M&A Rules remains unclear, we believe, based on the advice of our PRC counsel, Jingtian & Gongcheng, that (i) we will not be required to submit an application to the CSRC for its approval of this offering and the listing and trading of our Ordinary Shares on Nasdaq under the M&A Rules; and (ii) there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations and future PRC laws and regulations, and there can be no assurance that the relevant government agencies will take a view that is not contrary to, or otherwise different from, the conclusion stated above. Substantial uncertainty remains regarding the scope and applicability of the M&A Rules to offshore special purpose vehicles. If the CSRC or other PRC regulatory body subsequently determines that we need to obtain the CSRC’s approval for this offering or if the CSRC or any other PRC government authorities promulgates any interpretation or implements rules before our listing that would require us to obtain CSRC or other governmental approvals for this offering, we may face adverse actions or sanctions by the CSRC or other PRC regulatory agencies. In any such event, these regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from this offering into the PRC or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as our ability to complete this offering. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the Ordinary Shares offered by this prospectus. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that such settlement and delivery may not occur. See “Regulations — M&A Rules and Regulation on Overseas Listings.”

In addition, the security review rules issued by the MOFCOM that took effect in September 2011 specify that if a merger and acquisition of domestic enterprise by a foreign investor falls within the M&A safety review scope, the foreign investor shall file an application for M&A safety review to the Ministry of Commerce. The M&A safety review scope is as follows: foreign investors’ M&A of domestic military industry enterprises and military industry support enterprises, enterprises around key and sensitive military facilities, and other units which have impact on national defense security; and foreign investors’ M&A of domestic enterprises, which have impact on the national security, in fields of important agricultural products, important energy and resources, important infrastructure, important transport service, key technology and major equipment manufacturing, etc. and such M&A may result in foreign investors’ acquirement of actual control over the enterprises. The rules prohibit any activities attempting to bypass a security review, including by holding on agency basis, trust, multi-tier reinvestment, leasing, loan, control by agreement, overseas transactions, etc.

We are not operating in an industry that prohibits or limits foreign investment. As a result, we are not required to obtain any permission from Chinese authorities to operate, other than those permissions a domestic company in China will need to engage in businesses similar to ours. Such licenses and permissions include a Business License, Medical Device Registration Certificate, Medical Device Production Certificate, Medical Device Selling Certificate, Record Form of Medical Device Products, Certificate of Class I medical device production recordation, Certificate of Class II medical device selling recordation, Record Registration Form for Foreign Trade Business Operators, and Certificate of the Customs of the People’s Republic of China on Registration of a Customs Declaration Entity. We have obtained the above licenses and permissions to conduct our business in China. However, the PRC government may take actions to exert more oversight and control over offerings by China-based issuers conducted overseas and/or foreign investment in such companies, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors outside China and cause the value of our securities to significantly decline or become worthless.

In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions, if required, could be time-consuming, and any required approval processes, including obtaining approval from the MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions. It is unclear whether our business would be deemed to be in an industry that raises “national defense security” or “national security” concerns. However, the MOFCOM or other government agencies may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in the PRC, may be closely scrutinized or prohibited. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected. Furthermore, according to the M&A Rules, if a PRC entity or individual plans to merge or acquire its related PRC entity through an overseas company legitimately incorporated or controlled by such entity or individual, such a merger and acquisition will be subject to examination and approval by the MOFCOM. There is a possibility that the PRC regulators may promulgate new rules or explanations requiring that we obtain the approval of the MOFCOM or other PRC governmental authorities for our completed or ongoing mergers and acquisitions. There is no assurance that, if we plan to make an acquisition, we can obtain such approval from the MOFCOM or any other relevant PRC governmental authorities for our mergers and acquisitions, and if we fail to obtain those approvals, we may be required to suspend our acquisition and be subject to penalties. Any uncertainties regarding such approval requirements could have a material adverse effect on our business, results of operations and corporate structure.

In addition, on July 6, 2021, the relevant PRC government authorities made public the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. Pursuant to the Opinions, Chinese regulators are required to accelerate rulemaking related to the overseas issuance and listing of securities, and update the existing laws and regulations related to data security, cross-border data flow, and management of confidential information. Numerous regulations, guidelines and other measures are expected to be adopted under the umbrella of or in addition to the Cybersecurity Law and Data Security Law. As of the date of this prospectus, no official guidance or related implementation rules have been issued yet and the interpretation of these opinions remains unclear at this stage.

On July 10, 2021, the Cyberspace Administration of China issued the Measures for Cybersecurity Review (Revision Draft for Comments) for public comments, which proposes to authorize the relevant government authorities to conduct cybersecurity review on a range of activities that affect or may affect national security, including listings in foreign countries by an operator that possess the personal data of more than one million users. The operators refer to operators of critical information infrastructure and data processors. On November 14, 2021, the Cyberspace Administration of China issued the Regulations on Network Data Security (draft for public comments) which set forth cyber data security compliance requirements in greater detail. On December 28, 2021, the Measures for Cybersecurity Review (2021 version) were promulgated and took effect on February 15, 2022, which provide that any “online platform operators” controlling personal information of more than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review. We do not expect to be subject to cybersecurity review, because we currently engage in the manufacture and sale of medical devices and we do not possess personal information of over one million users. As of the date of this prospectus, we have not been involved in any investigations on cybersecurity review initiated by the Cyberspace Administration of China, and we have not received any warning, sanction or penalty in such respect. However, the Measures for Cybersecurity Review were recently adopted and the Regulations on Network Data Security (draft for public comments) are in the process of being formulated and the Opinions remain unclear on how it will be interpreted, amended and implemented by the relevant PRC governmental authorities. On December 24, 2021, the CSRC released the Administrative Provisions of the State Council Regarding the Overseas Issuance and Listing of Securities by Domestic Enterprises (Draft for Comments) and the Measures for the Overseas Issuance of Securities and Listing Record-Filings by Domestic Enterprises (Draft for Comments), both of which had a comment period that expired on January 23, 2022, and if enacted, may subject us to additional compliance requirement in the future. See “— The CSRC has released for public consultation the draft rules for China-based companies seeking to conduct initial public offerings in foreign markets. While such rules have not yet gone into effect, the Chinese government may exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer our Ordinary Shares to investors and could cause the value of our Ordinary Shares to significantly decline or become worthless.” on page 22. Thus, it is still uncertain how PRC governmental authorities will regulate overseas listing in general and whether we are required to obtain any specific regulatory approvals or to fulfill any record-filing requirements. Furthermore, if the CSRC or other regulatory agencies later promulgate new rules or explanations requiring that we obtain their prior approvals or ex-post record-filing for this offering and any follow-on offering, we may be unable to obtain such approvals or record-filing which could significantly limit or completely hinder our ability to offer or continue to offer securities to our investors.

As of the date of this prospectus, we do not believe we are required to obtain any permission from any PRC governmental authorities to offer securities to foreign investors. We have been closely monitoring regulatory developments in China regarding any necessary approvals from the CSRC or other PRC governmental authorities required for overseas listings, including this offering and offering securities to foreign investors. As of the date of this prospectus, we have not received any inquiry, notice, warning, sanctions or regulatory objection to this offering from the CSRC or other PRC governmental authorities. However, there remains significant uncertainty as to the enactment, interpretation and implementation of regulatory requirements related to overseas securities offerings and other capital markets activities. If it is determined in the future that the approval of the CSRC, the Cyberspace Administration of China or any other regulatory authority is required for this offering, we may face sanctions by the CSRC, the Cyberspace Administration of China or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operations in China, delay or restrict the repatriation of the proceeds from this offering into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our securities. The CSRC, the Cyberspace Administration of China or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of our Ordinary Shares. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the CSRC, the Cyberspace Administration of China or other regulatory PRC agencies later promulgate new rules requiring that we obtain their approvals for this offering, we may be unable to obtain such approval or a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such an approval requirement could have a material adverse effect on the trading price of our securities.

PRC regulations regarding acquisitions impose significant regulatory approval and review requirements, which could make it more difficult for us to pursue growth through acquisitions.

Under the Anti-Monopoly Law, companies undertaking acquisitions relating to businesses in China must notify the State Council’s anti-monopoly law enforcement authority, in advance of any transaction where the parties’ revenue in the China market exceed certain thresholds and the buyer would obtain control of, or decisive influence over, the target, while under the M&A Rules, the approval of MOFCOM must be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire domestic companies affiliated with such PRC enterprises or residents. Applicable PRC laws, rules and regulations also require certain merger and acquisition transactions to be subject to security review. Due to the level of our revenue, our proposed acquisition of control of, or decisive influence over, any company with revenue within China of more than RMB400 million in the year prior to any proposed acquisition would be subject to the State Council’s anti-monopoly law enforcement authority’s merger control review. As a result, many of the transactions we may undertake could be subject to the State Council’s anti-monopoly law enforcement authority’s merger review. Complying with the requirements of the relevant regulations to complete such transactions could be time-consuming, and any required approval processes, including approval from the State Council’s anti-monopoly law enforcement authority, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. If the practice of the State Council’s anti-monopoly law enforcement authority and MOFCOM remains unchanged, our ability to carry out our investment and acquisition strategy may be materially and adversely affected and there may be significant uncertainty as to whether we will be able to complete large acquisitions in the future in a timely manner or at all.

PRC regulations relating to investments in offshore companies by PRC residents may subject our PRC-resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries or limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits.

SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or the SAFE Circular 37, on July 4, 2014, which replaced the former circular commonly known as “SAFE Circular 75” promulgated by SAFE on October 21, 2005. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Moreover, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

We have notified substantial beneficial owners of Ordinary Shares who we know are PRC residents of their filing obligation, and are aware that all substantial beneficial owners have completed the necessary registration with the local SAFE branch or qualified banks as required by SAFE Circular 37. However, we may not at all times be aware of the identities of all of our beneficial owners who are PRC residents. We do not have control over our beneficial owners and cannot assure you that all of our PRC-resident beneficial owners will comply with SAFE Circular 37 and subsequent implementation rules. The failure of our beneficial owners who are PRC residents to register or amend their SAFE registrations in a timely manner pursuant to SAFE Circular 37 and subsequent implementation rules, or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in SAFE Circular 37 and subsequent implementation rules, may subject such beneficial owners or our PRC subsidiaries to fines and legal sanctions. Furthermore, since it is unclear how SAFE Circular 37, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant PRC government authorities, we cannot predict how these regulations will affect our business operations or future strategy. Failure to register or comply with relevant requirements may also limit our ability to contribute additional capital to our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to our company. These risks may have a material adverse effect on our business, financial condition and results of operations.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiaries. We may make loans to PRC subsidiaries subject to the approval from governmental authorities and limitation of amount, or we may make additional capital contributions to our subsidiaries in China.

Any loans to our WFOE in China, which is treated as a foreign-invested enterprise under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our WFOE in China to finance its activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE. In addition, a foreign invested enterprise shall use its capital pursuant to the principle of authenticity and self-use within its business scope. The capital of a foreign invested enterprise shall not be used for the following purposes: (i) directly or indirectly used for payment beyond the business scope of the enterprise or the payment prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities investments other than banks’ principal-secured products unless otherwise provided by relevant laws and regulations; (iii) the granting of loans to non-affiliated enterprises, except where it is expressly permitted in the business license; and (iv) paying the expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective June 2015, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in China in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from this offering, to our WFOE, which may adversely affect our liquidity and our ability to fund and expand our business in China.

On October 23, 2019, SAFE issued the Circular on Further Promoting Cross-border Trade and Investment Facilitation, or SAFE Circular 28, which took effect on the same day. SAFE Circular 28, subject to certain conditions, allows foreign-invested enterprises whose business scope does not include investment, or non-investment foreign-invested enterprises, to use their capital funds to make equity investments in China. Since SAFE Circular 28 was issued only recently, its interpretation and implementation in practice are still subject to substantial uncertainties.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, and the fact that the PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to PRC subsidiaries in or future capital contributions by us to our WFOE in China. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiaries when needed. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we expect to receive from this offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We rely to a significant extent on dividends and other distributions on equity paid by our subsidiaries to fund offshore cash and financing requirements and any limitation on the ability of our PRC subsidiaries to make remittance to pay dividends to us could limit our ability to access cash generated by the operations of those entities.

We are a holding company and rely to a significant extent on dividends and other distributions on equity paid by our subsidiaries for our offshore cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, fund inter-company loans, service any debt we may incur outside of China and pay our expenses. The laws, rules and regulations applicable to our PRC subsidiaries permit payments of dividends only out of their retained earnings, if any, determined in accordance with applicable accounting standards and regulations.

Under PRC laws, rules and regulations, each of our subsidiaries incorporated in China is required to set aside at least 10% of its after-tax profits each year, after making up for previous years’ accumulated losses, if any, to fund certain statutory reserves, until the aggregate amount of such fund reaches 50% of its registered capital. As a result of these laws, rules and regulations, our subsidiaries incorporated in China are restricted in their ability to transfer a portion of their respective net assets to their shareholders as dividends. As of September 30, 2021 and 2020, these restricted assets are $833,541 and $206,981.

Limitations on the ability of our PRC subsidiaries to make remittance to pay dividends to us could limit our ability to access cash generated by the operations of those entities, including to make investments or acquisitions that could be beneficial to our businesses, pay dividends to our shareholders or otherwise fund and conduct our business.

We may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law, and we may therefore be subject to PRC income tax on our global income.

Under the PRC Enterprise Income Tax Law and its implementing rules, both of which came into effect on January 1, 2008 and were last amended on December 29, 2018, enterprises established under the laws of jurisdictions outside of China with “de facto management bodies” located in China may be considered PRC tax resident enterprises for tax purposes and may be subject to the PRC enterprise income tax at the rate of 25% on their global income. “De facto management body” refers to a managing body that exercises substantive and overall management and control over the production and business, personnel, accounting books and assets of an enterprise. The SAT issued the Notice Regarding the Determination of Chinese-Controlled Offshore-Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or the SAT Circular 82, on April 22, 2009. SAT Circular 82 provides certain specific criteria for determining whether the “de facto management body” of a Chinese-controlled offshore-incorporated enterprise is located in China. Although Circular 82 only applies to offshore enterprises controlled by PRC enterprises, not those controlled by individuals or foreign enterprises, the determining criteria set forth in SAT Circular 82 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises. If we were to be considered a PRC resident enterprise, we would be subject to PRC enterprise income tax at the rate of 25% on our global income, and our profitability and cash flow may be materially reduced as a result of our global income being taxed under the Enterprise Income Tax Law. We believe that none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.”

Dividends payable to our foreign investors and gains on the sale of our Ordinary Shares by our foreign investors may be subject to PRC tax.

Under the Enterprise Income Tax Law and its implementation regulations issued by the State Council, a 10% PRC withholding tax is applicable to dividends payable to investors that are non-resident enterprises, which do not have an establishment or place of business in the PRC or which have such establishment or place of business but the dividends are not effectively connected with such establishment or place of business, to the extent such dividends are derived from sources within the PRC. Any gain realized on the transfer of Ordinary Shares by such investors is also subject to PRC tax at a current rate of 10% which in the case of dividends will be withheld at source if such gain is regarded as income derived from sources within the PRC. If we are deemed a PRC resident enterprise, dividends paid on our Ordinary Shares, and any gain realized from the transfer of our Ordinary Shares, may be treated as income derived from sources within the PRC and may as a result be subject to PRC taxation. See “Regulations — Regulations Relating to Taxation.” Furthermore, if we are deemed a PRC resident enterprise, dividends payable to individual investors who are non-PRC residents and any gain realized on the transfer of Ordinary Shares by such investors may be subject to PRC tax at a current rate of 20%. Any PRC tax liability may be reduced under applicable tax treaties. However, it is unclear whether holders of our Ordinary Shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas if we are considered a PRC resident enterprise. If dividends payable to our non-PRC investors, or gains from the transfer of our Ordinary Shares by such investors are subject to PRC tax, the value of your investment in our Ordinary Shares may decline significantly.

We and our shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

On February 3, 2015, the SAT issued the Announcement on Several Issues Concerning the Enterprise Income Tax on Indirect Transfer of Assets by Non-Resident Enterprises, or the SAT Circular 7. The SAT Circular 7 extends its tax jurisdiction to transactions involving the transfer of taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Circular 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Circular 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. On October 17, 2017, the SAT issued the Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or the SAT Circular 37, which came into effect on December 1, 2017. The SAT Circular 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. Our company may be subject to filing obligations or taxed if our company is transferor in such transactions, and may be subject to withholding obligations if our company is transferee in such transactions, under SAT Circular 7 and/or SAT Circular 37. For transfer of shares in our company that do not qualify for the public securities market safe harbor by investors who are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Circular 7 and/or SAT Circular 37. As a result, we may be required to expend valuable resources to comply with SAT Circular 7 and/or SAT Circular 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

Restrictions on currency exchange may limit our ability to utilize our revenue effectively.

All of our revenue is denominated in Renminbi. The Renminbi is currently convertible under the “current account,” which includes dividends, trade and service-related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans, including loans we may secure from our onshore subsidiaries. Currently, PRC subsidiaries may purchase foreign currency for settlement of “current account transactions,” including payment of dividends to us, without the approval of SAFE by complying with certain procedural requirements. However, the relevant PRC governmental authorities may limit or eliminate our ability to purchase foreign currencies in the future for current account transactions. Since we expect a significant portion of our future revenue will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize revenue generated in Renminbi to fund our business activities outside of the PRC or pay dividends in foreign currencies to our shareholders. Foreign exchange transactions under the capital account remain subject to limitations and require approvals from, or registration with, SAFE and other relevant PRC governmental authorities. This could affect our ability to obtain foreign currency through debt or equity financing for our subsidiaries.

Fluctuations in exchange rates could result in foreign currency exchange losses to us and may reduce the value of, and amount in U.S. Dollars of dividends payable on, our shares in foreign currency terms.

The value of the RMB and the Hong Kong dollar against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. In August 2015, the People’s Bank of China, or the PBOC, changed the way it calculates the mid-point price of RMB against the U.S. dollar, requiring the market-makers who submit for reference rates to consider the previous day’s closing spot rate, foreign-exchange demand and supply as well as changes in major currency rates. In 2017, the value of the Renminbi appreciated by approximately 6.3% against the U.S. dollar; and in 2018, the Renminbi depreciated by approximately 5.7% against the U.S. dollar. From the end of 2018 through the end of December 2020, the value of the Renminbi appreciated by approximately 5.10% against the U.S. dollar. It is difficult to predict how market forces or PRC or U.S. government policy, including any interest rate increases by the Federal Reserve, may impact the exchange rate between the RMB and the U.S. dollar in the future. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, including from the U.S. government, which has threatened to label China as a “currency manipulator,” which could result in greater fluctuation of the RMB against the U.S. dollar. However, the PRC government may still at its discretion restrict access to foreign currencies for current account transactions in the future. Therefore, it is difficult to predict how market forces or government policies may impact the exchange rate between the RMB and the U.S. dollar or other currencies in the future. In addition, the PBOC regularly intervenes in the foreign exchange market to limit fluctuations in RMB exchange rates and achieve policy goals. If the exchange rate between RMB and U.S. dollar fluctuates in unanticipated manners, our results of operations and financial condition, and the value of, and dividends payable on, our shares in foreign currency terms may be adversely affected. We may not be able to pay dividends in foreign currencies to our shareholders. Appreciation of RMB to U.S dollar will result in exchange loss, while depreciation of RMB to U.S dollar will result in exchange gain.

Failure to make adequate contributions to various employee benefit plans and withhold individual income tax on employees’ salaries as required by PRC regulations may subject us to penalties.

Companies operating in China are required to participate in various government-mandated employee benefit contribution plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit contribution plans has not been implemented consistently by the local governments in China, given the different levels of economic development in different locations. Companies operating in China are also required to withhold individual income tax on employees’ salaries based on the actual salary of each employee upon payment. We may be subject to late fees and fines in relation to the underpaid employee benefits and under-withheld individual income tax, which may adversely affect our financial condition and results of operations.

As of the date of this prospectus, (i) some of our PRC subsidiaries that have no employees have not completed the social insurance registration and the housing fund registration; (ii) we did not make contributions in the full amount for the social insurance fund and housing provident fund for our employees, as required under the relevant PRC laws and regulations; and (iii) we did not make contributions in the housing fund for some employees. Although we have not received any order or notice from the local authorities, nor any claims or complaints from our current and former employees regarding our non-compliance in this regard, we cannot assure you that we will not be subject to any order to rectify non-compliance in the future, nor can we assure you that there will not be any employee complaints regarding social insurance payment or housing provident fund contributions against us, or that we will not receive any claims in respect of social insurance payments or housing provident fund contributions under the PRC laws and regulations. In addition, we may incur additional costs to comply with such laws and regulations by the PRC government or relevant local authorities. Any such development could materially and adversely affect our business, financial condition and results of operations.

Our Ordinary Shares may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect our auditors. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that a company has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit such Ordinary Shares from being traded on a national securities exchange or in the over the counter trading market in the U.S.

On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. A company will be required to comply with these rules if the SEC identifies it as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, and thus, would reduce the time before our securities may be prohibited from trading or delisted if the PCAOB determines that it cannot inspect or investigate completely our auditor. On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions. On December 16, 2021, the PCAOB issued a Determination Report which found that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in: (i) China, and (ii) Hong Kong. Our auditor is not headquartered in China or Hong Kong and was not identified in this report as a firm subject to the PCAOB’s determination.

Furthermore, various equity-based research organizations have recently published reports on China-based companies after examining their corporate governance practices, related party transactions, sales practices and financial statements, and these reports have led to special investigations and listing suspensions on U.S. national exchanges. Any similar scrutiny on us, regardless of its lack of merit, could cause the market price of our Ordinary Shares to fall, divert management resources and energy, cause us to incur expenses in defending ourselves against rumors, and increase the premiums we pay for director and officer insurance.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor’s registration with the PCAOB took effect in San Mateo, California and it is currently subject to PCAOB inspections. The PCAOB currently has access to inspect the working papers of our auditor and its latest inspection was completed in November 2021. However, the recent developments would add uncertainties to our offering and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, if a company’s auditor was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCA Act and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition to the requirements of the HFCA Act are uncertain. While we understand that there has been dialogue among the CSRC, the SEC and the PCAOB regarding the inspection of PCAOB-registered accounting firms in China, there can be no assurance that we will be able to comply with requirements imposed by U.S. regulators. Such uncertainty could cause the market price of our Ordinary Shares to be materially and adversely affected, and our securities could be delisted and prohibited from being traded on the national securities exchange earlier than would be required by the HFCA Act. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our Ordinary

Shares when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our Ordinary Shares. The delisting of our Ordinary Shares, or the threat of their being delisted, may materially and adversely affect the value of your investment, even making it worthless.

Further, new laws and regulations or changes in laws and regulations in both the United States and China could affect our ability to list our Ordinary Shares on Nasdaq, which could materially impair the market for and market price of our Ordinary Shares.

Risks Related to Our Business and Industry

Our operating history may not be indicative of our future growth or financial results and we may not be able to sustain our historical growth rates.

Our operating history may not be indicative of our future growth or financial results. There is no assurance that we will be able to grow our revenue in future periods. Our growth rates may decline for any number of possible reasons, and some of them are beyond our control, including decreasing customer demand, increasing competition, declining growth of the medical device industry in general, emergence of alternative business models, or changes in government policies or general economic conditions. We will continue to expand our sales network and product offerings to bring greater convenience to our customers and to increase our customer base and number of transactions. However, the execution of our expansion plan is subject to uncertainty and the total number of items sold and number of transacting customers may not grow at the rate we expect for the reasons stated above. If our growth rates decline, investors’ perceptions of our business and prospects may be adversely affected and the market price of our common stock could decline.

Failure to maintain the quality and safety of our products could have a material and adverse effect on our reputation, financial condition and results of operations.

The quality and safety of our products, whether self-manufactured and out-sourced, are critical to our success. As a medical device manufacturer with a history of over 20 years, quality and safety are always our core values as medical devices are directly used for human body and thus essential to the human health. We pay close attention to quality control, monitoring each step in the process from procurement to production and from warehouse to delivery. Yet, maintaining consistent product quality depends significantly on the effectiveness of our quality control system, which in turn depends on a number of factors, including but not limited to the design of our quality control system, employee training to ensure that our employees adhere to and implement our quality control policies and procedures and the effectiveness of monitoring any potential violation of our quality control policies and procedures. Despite our quality control management system, we cannot eliminate the risks of errors, defects or failures. We may fail to detect or cure defects as a result of a number of factors, many of which are outside our control. Please refer to “Business — Quality Control” for more information.

In addition, the quality of the products or services provided by our suppliers or business partners is subject to factors beyond our control, including the effectiveness and the efficiency of their quality control system, among others. There can be no assurance that our suppliers or business partners may always be able to adopt appropriate quality control systems and meet our stringent quality control requirements in respect of the products or services they provide. Any failure of our suppliers or business partners to provide satisfactory products or services could harm our reputation and adversely impact our operations. In addition, we may be unable to receive sufficient compensation from suppliers and business partners for the losses caused by them.

As of the date of this prospectus, we are unaware of material quality accidents.

We may experience significant liability claims or complaints from customers, doctors and patients, litigation and regulatory investigations and proceedings, such as claiming in relation to medical device safety, or adverse publicity involving our products, which could adversely affect our financial condition and results of operations.

We face an inherent risk of liability claims or complaints from our customers, doctors and patients. We take those complaints and claims seriously and endeavor to reduce such complaints by implementing various remedial measures. Nevertheless, we cannot assure you that we can successfully prevent or address all complaints.

Any complaints or claims against us, even if meritless and unsuccessful, may divert management attention and other resources from our business and adversely affect our business and operations. Customers may lose confidence in us and our brand, which may adversely affect our business and results of operations. Furthermore, negative publicity including but not limited to negative online reviews on social media and crowd-sourced review platforms, industry findings or media reports related to medical device quality and safety, public health concerns, illness, injuries, whether or not accurate, and whether or not concerning our products, can adversely affect our business, results of operations and reputation.

We face potential liability, expenses for legal claims and harm due to our business nature. For example, customers could assert legal claims against us in connection with personal injuries or illness related to the use of medical devices we sell. The PRC government, media outlets and public advocacy groups have been increasingly focused on customer protection in recent years. Selling of defective products may expose us to liabilities associated with customer protection laws. We may be responsible for compensation on customer’s loss even if personal injuries or illness are not caused by us. Thus, we may also be held liable if our suppliers or other business partners fail to comply with applicable product quality and safety related rules and regulations. Though we can ask the responsible parties for indemnity after that, our reputation could still be adversely affected.

We may face additional exposure to claims and lawsuits. These claims could divert management time and attention away from our business and result in significant costs to investigate and defend, regardless of the merits of the claims. In some instances, we may elect or be forced to pay substantial damages if we are unsuccessful in our efforts to defend against these claims, which could harm our business, financial condition and results of operations. In addition, our directors, management and employees may from time to time be subject to litigation and regulatory investigations and proceedings or otherwise face potential liability and expense in relation to medical device quality and safety, commercial, labor, employment, securities or other matters, which could adversely affect our reputation and results of operations.

As of the date of this prospectus, we are not aware of any warning, investigations, prosecutions, disputes, claims or other proceedings in respect of customer rights protection, nor have we been punished or can foresee any punishment to be made by any government authorities of the PRC or any in any overseas jurisdiction.

We face the risk of fluctuations in the cost, availability and quality of our raw materials, which could adversely affect our results of operations.

The cost, availability and quality of our principal raw materials, such as meltblown, non-woven fabrics, steel spring, OPP membrane, and methyl silicone oil, are important to our operations. If the cost of raw materials increases due to policy changes, large market price fluctuation or any other reason, our business and results of operations could be adversely affected.

Lack of availability of raw materials, whether due to shortages in supply, delays or interruptions in processing, failure of timely delivery or otherwise, could interrupt our operations and adversely affect our financial results.

Defective raw materials could subject us to product liability claims or legal actions, which could adversely affect our financial conditions and results of operations.

A significant interruption in the operations of our third-party suppliers and other business partners could potentially disrupt our operations.

We have limited control over the operations of our third-party suppliers and other business partners and any significant interruption in their operations may have an adverse impact on our operations. For example, a significant interruption in the operations of our supplier’s manufacturing facilities could cause delay or termination of shipment of the raw materials to us, which may cause delay or termination of shipment of ordered products to our customers, resulting in damage to our customer relationships. If we could not solve the impact of the interruptions of operations of our third-party suppliers, our business operations and financial results may be materially and adversely affected.

Although we believe that we could establish alternate sources from other suppliers for most of our raw materials, any delay in locating and establishing relationships with other sources could result in shortages or back orders for such raw materials. There can be no assurance that such replacement suppliers will provide the raw materials that are needed by us in the quantities that we request or at the prices that we are willing to pay. Any shortage in quantities or increase in prices could adversely affect our financial conditions and results of operations.

Moreover, in February 2022, the Russian Federation and Belarus commenced a military action with the country of Ukraine. As a result of this action, various nations, including the United States, have instituted economic sanctions against the Russian Federation and Belarus. Since our raw and auxiliary materials are purchased from certified and qualified suppliers in China, their supply has been very stable for many years and are easily sourced due to our geographical location. The prices of raw materials used in our operations are not volatile and they, along with our supply chain, have not been impacted by the recent conflict between Russia and Ukraine. However, the impact of this action and related sanctions on the world economy and the specific impact on the Company’s financial condition, results of operations and cash flows are not determinable as of the date of this prospectus.

We do not have long term contracts with our suppliers and they can reduce order quantities or terminate their sales to us at any time.

We do not have long term contracts with our suppliers. At any time, our suppliers can reduce the quantities of products they sell to us, or cease selling products to us altogether. Such reductions or terminations could have a material adverse impact on our revenue, profits and financial condition.

Overall tightening of the labor market increases in labor costs or any possible labor unrest may adversely affect our business and results of operations.

Our business requires a substantial number of personnel. Any failure to retain stable and dedicated labor by us may lead to disruption to our business operations. Although we have not experienced any labor shortage to date, we have observed an overall tightening and increasingly competitive labor market. We have experienced, and expect to continue to experience, increases in labor costs due to increases in salary, social benefits and employee headcount. We compete with other companies in our industry and other labor-intensive industries for labor, and we may not be able to offer competitive remuneration and benefits compared to them. If we are unable to manage and control our labor costs, our business, financial condition and results of operations may be materially and adversely affected.

Our industry is intensely competitive. We may face competition from, and we may be unable to compete successfully against, new entrants and established companies with greater resources.

The medical device industry is intensely competitive and includes thousands of companies, both domestically and internationally. As more medical device companies seek to outsource more of the design, prototyping and manufacturing of their products, we will face increasing competitive pressures to grow our business in order to maintain our competitive position, and we may encounter competition from, and lose customers to, other companies with design, technological and manufacturing capabilities similar to ours. Some of our potential competitors may have greater name recognition, greater operating revenue, larger customer bases, longer customer relationships and greater financial, technical, personnel and marketing resources than we have. If we are unsuccessful competing with our competitors for our existing and prospective customers’ business, our financial conditions and results of operation may be adversely affected.

Furthermore, increased competition may reduce our market share and profitability and require us to increase our sales and marketing efforts and capital commitment in the future, which could negatively affect our results of operations or force us to incur further losses. Although we have accumulated some and continuously growing our customer base, there is no assurance that we will be able to continue to do so in the future against current or future competitors, and such competitive pressures may have a material adverse effect on our business, financial condition and results of operations.

The continuing development of our products depends upon our maintaining strong working relationships with our customers, distributors and sales agents.

The research, development, marketing and sale of our current products and potential new and improved products or future product indications for which we receive regulatory clearance or approval depend upon our maintaining working relationships with our customers, distributors and sales agents. See “Business — Our Research and Development.” We rely on those professionals to provide us with considerable knowledge and experience regarding the research, development, marketing and sale of our products. Distributors and sales agents assist us in marketing and sales, as well as collecting customers’ feedback and advice related to our products. Researchers at hospital and medical institution customers keep us informed of their latest requirements and R&D results. If we cannot maintain our strong working relationships with these professionals and continue to receive their advice and input, the development, improvement and marketing of our products could suffer, which could have a material adverse effect on our business, financial condition and results of operations.

Technological change may adversely affect sales of our products and may cause our products to become obsolete.

The medical device market is characterized by extensive research and development and rapid technological change. Technological progress or new developments in our industry could adversely affect sales of our products. Our products could be rendered obsolete because of future innovations by our competitors or others, which would have a material adverse effect on our business, financial condition and results of operations.

Consolidation in the medical device industry could have an adverse effect on our revenue and results of operations.

Many medical device companies are consolidating to create new companies with greater market power. As the medical device industry consolidates, competition to provide goods and services to industry participants will become more intense. These industry participants may try to use their market power to negotiate price concessions or reductions for our products. If we reduce our prices because of consolidation in the healthcare industry, our revenue would decrease, which could have a material adverse effect on our business, financial condition and results of operations.

If we fail to identify, acquire and develop other products, we may be unable to grow our business.

As a significant part of our growth strategy, we intend to develop and commercialize additional products through our research and development program or by acquiring additional technologies and patents from third parties. The success of this strategy depends upon our ability to identify, select and acquire the technologies and patents on terms that are acceptable to us.

Any patents and technology we identify or acquire may require additional development efforts prior to commercial manufacturing and sale, including approval or clearance by the applicable regulatory authorities. All products are prone to the risks of failure inherent in medical device product development, including the possibility that the product will not be shown to be sufficiently safe and effective for approval or clearance by regulatory authorities. In addition, we cannot assure you that any such products that are approved or cleared will be manufactured or produced economically, successfully commercialized or widely accepted in the marketplace.

If we are unable to develop suitable potential products through internal research programs or by obtaining patents or technologies from third parties, it could have a material adverse effect on our business, financial condition and results of operations.

If we are not able to implement our strategies to achieve our business objectives, our business operations and financial performance will be adversely affected.

Our business plan and growth strategy are based on currently prevailing circumstances and the assumption that certain circumstances will or will not occur, as well as the inherent risks and uncertainties involved in various stages of development. However, there is no assurance that we will be successful in implementing our strategies or that our strategies, even if implemented, will lead to the successful achievement of our objectives. If we are not able to successfully implement our strategies, our business operations and financial performance will be adversely affected.

If we fail to adopt new technologies to evolving customer needs or emerging industry standards, our business may be materially and adversely affected.

To remain competitive, we must continue to stay abreast of the constantly evolving industry trends and to enhance and improve our technology accordingly. Our success will depend, in part, on our ability to identify, develop or acquire leading technologies useful in our business. There can be no assurance that we will be able to use new technologies effectively or meet customer’s requirements. If we are unable to adapt in a cost-effective and timely manner in response to changing market conditions or customer preferences, whether for technical, legal, financial or other reasons, our business may be materially and adversely affected.

If we sell medical devices to non-profit medical institutions through public bid invitation, our sales price will be limited based on the results of the bidding.

In China, the procurement of medical devices by non-profit medical institutions is subject to specific procurement procedures. According to relevant laws and regulations, all non-profit medical institutions under all levels of government and state-owned enterprises from different industries shall participate in the centralized procurement of medical devices. The centralized procurement of medical devices must follow the basic principles of openness, fairness, impartiality and good faith, and the procurement method is mainly based on public bid invitation. Therefore, if we sell medical devices to non-profit medical institutions through public bid invitation, our sales price will be limited based on the results of the bidding.

Changes to our payment terms with both customers and suppliers may materially adversely affect our operating cash flows.

We may experience significant pressure from our suppliers to reduce the number of days of our accounts payable. At the same time, we may experience pressure from our customers to extend the number of days before paying our accounts receivable. Any failure to manage our accounts payable and accounts receivable may have a material adverse effect on our business, financial condition and results of operations.

Our success depends on our management team and other key personnel, the loss of any of whom could disrupt our business operations.

Our future success will depend in substantial part on the continued service of the members of our senior management, in particular, those identified under the section titled “Management.” The loss of the services of one or more of our key personnel could impede implementation of our business plan and result in reduced profitability. We do not carry key person life insurance on any of our officers or employees. Our future success will also depend on the continued ability to attract, retain and motivate highly qualified technical sales and marketing customer support. Because of the rapid growth of the economy in China, competition for qualified personnel is intense. We cannot assure you that we will be able to retain our key personnel or that we will be able to attract, assimilate or retain qualified personnel in the future.

We may not be able to adequately protect and maintain our intellectual property.

Our success will depend on our ability to continue to develop and market our products. We have been granted 33 patents in China relating to our products and have 12 pending patent applications. No assurance can be given that such patents will not be challenged, invalidated, infringed or circumvented, or that such intellectual property rights will provide a competitive advantage to us. Also, litigation may be necessary to enforce our intellectual property rights or determine the validity and scope of the proprietary rights of others. The outcome of such potential litigation may not be in our favor and any success in litigation may not be able to adequately protect our rights. Such litigation may be costly and divert management attention away from our business. An adverse determination in any such litigation would impair our intellectual property rights and may harm our business, prospects and reputation. Enforcement of judgments in China is uncertain and even if we are successful in such litigation it may not provide us with an effective remedy.

Our introduction of new technologies and products may increase the likelihood that third parties will assert claims that our products infringe upon their proprietary rights.

The rapid technological changes that characterize our industry require that we quickly implement new processes and components with respect to our products. Often with respect to recently developed processes and components, a degree of uncertainty exists as to who may rightfully claim ownership rights in such processes and components. Uncertainty of this type increases the risk that claims alleging that such components or processes infringe upon third party rights may be brought against us. Although we take and will continue to take steps to ensure that our new products do not infringe upon third party rights, if our products or manufacturing processes are found to infringe upon third party rights, we may be subject to significant liabilities and be required to change our manufacturing processes or be prohibited from manufacturing certain products, which could have a material adverse effect on our operations and financial condition.

We may be required to defend against charges of infringement of patent or other proprietary rights of third parties. Although patent and other intellectual property disputes in our industry have often been settled through licensing or similar arrangements, such defense could require us to incur substantial expense and to divert significant resources of our technical and management personnel, and could result in our loss of rights to develop or make certain products or require us to pay monetary damages or royalties to license proprietary rights from third parties. Furthermore, we cannot be certain that the necessary licenses would be available to us on acceptable terms, if at all. Accordingly, an adverse determination in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent us from manufacturing and selling certain of our products. Any such litigation, whether successful or unsuccessful, could result in substantial costs to us and diversions of our resources, either of which could adversely affect our business.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We rely on a combination of trademark, fair trade practice, patent, copyright and trade secret protection laws in China, as well as confidentiality procedures, to protect our intellectual property rights. We are carful to remain current in our annual patent fee payments. We regard our trademark, patents, know-how, proprietary technologies, and similar intellectual property as critical to our success. We may become an attractive target to intellectual property attacks in the future with the increasing recognition of our brand. Any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. In addition, there can be no assurance that (i) all of our intellectual property rights will be adequately protected, or (ii) our intellectual property rights will not be challenged by third parties or found by a judicial authority to be invalid or unenforceable. Intellectual property protection may not be sufficient in China. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. In addition, policing any unauthorized use of our intellectual property is difficult, time-consuming and costly and the steps we have taken may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

Economic recessions could have a significant, adverse impact on our business.

Our revenue is generated from sales of medical devices, both domestically and internationally, and we anticipate that revenue from such sales will continue to represent the substantial portion of our total revenue in the near future. Our sales and earnings can also be affected by changes in the general economy.

The medical device industry historically has experienced cyclical fluctuations in financial results due to economic recession, downturns in business cycles of our customers, interest rate fluctuations, and other economic factors beyond our control. Deterioration in the economic environment subjects our business to various risks, which may have a material and adverse impact on our operating results and cause us to not reach our long-term growth goals. For example, a downturn in the economy could directly affect the discretionary spending power of our customers and in turn, depress the number of orders for our products.

If we cannot successfully introduce, develop or acquire advanced technologies, our profitability may suffer.

Changes in U.S. and international trade policies, particularly with regard to China, may adversely impact our business and operating results.

The U.S. government has recently made statements and taken certain actions that may lead to potential changes to U.S. and international trade policies, including recently-imposed tariffs affecting certain products manufactured in China. It is unknown whether and to what extent new tariffs (or other new laws or regulations) will be adopted, or the effect that any such actions would have on us or our industry and customers. Although cross-border business currently contributes a small portion of our business, as we continue to sell our products internationally in the future, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our products and services, impact the competitive position of our products or prevent us from being able to sell products in certain countries. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to the recent U.S.-China trade tension, such changes could have an adverse effect on our business, financial condition, results of operations.

We may incur liabilities that are not covered by insurance, which could expose us to significant costs and business disruption.

While we seek to maintain appropriate levels of insurance, not all claims are insurable and we may experience major incidents of a nature that are not covered by insurance. We provide social security insurance including pension, medical insurance, unemployment insurance, maternity insurance, on-the-job injury insurance and housing fund plans through a PRC government-mandated benefit contribution plan for our employees. We do not carry any key-man life insurance, product liability and professional liability insurance. We have not purchased any property insurance or business interruption insurance. In addition, the insurance industry in China is still at an early stage of development, and insurance companies in China currently offer limited business-related insurance products. We do not have any business liability or disruption insurance to cover our operations.

We have determined that the costs of insuring for related risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical. We consider our insurance coverage to be sufficient for our business operations in China. We maintain an amount of insurance protection that we believe is adequate, but there can be no assurance that such insurance will continue to be available on acceptable terms or that our insurance coverage will be sufficient or effective under all circumstances and against all liabilities to which we may be subject.

If we were to incur substantial losses or liabilities due to fire, explosions, floods, other natural disasters or accidents or business interruption, our results of operations could be materially and adversely affected. We could, for example, be subject to substantial claims for damages upon the occurrence of several events within one calendar year. In addition, our insurance costs may increase over time in response to any negative development in our claim history or due to material price increases in the insurance market in general.

If we do not obtain substantial additional financing, including the financing sought in this offering, our ability to execute on our business plan as outlined in this prospectus will be impaired.

Our plans for business expansion and development are dependent upon our raising significant additional capital, including the capital sought in this offering. Our plans call for significant new investments in research and development, marketing, expanded productions capacity, and working capital for raw materials and other items. Management estimates that our capital needs for expansion will be approximately $30 million. Although we expect the proceeds of this offering and our net earnings to substantially fund our planned growth and development, our management will be required to properly and carefully administer and allocate these funds. Should our capital needs be higher than estimated, or should additional capital be required after the close of this offering, we will be required to seek additional investments, loans or debt financing to fully pursue our business plans. Such additional investment may not be available to us on terms which are favorable or acceptable. Should we be unable to meet our full capital needs, our ability to fully implement our business plan will be impaired.

Pandemics and epidemics, natural disasters, terrorist activities, political unrest, and other outbreaks could disrupt our delivery and operations, which could materially and adversely affect our business, financial condition, and results of operations.

Global pandemics, epidemics in China or elsewhere in the world, or fear of spread of contagious diseases, such as Ebola virus disease (EVD), coronavirus disease 2019 (COVID-19), Middle East respiratory syndrome (MERS), severe acute respiratory syndrome (SARS), H1N1 flu, H7N9 flu, and avian flu, as well as hurricanes, earthquakes, tsunamis, or other natural disasters could disrupt our business operations, reduce or restrict our supply of products and services, incur significant costs to protect our employees and facilities, or result in regional or global economic distress, which may materially and adversely affect our business, financial condition, and results of operations. Actual or threatened war, terrorist activities, political unrest, civil strife, and other geopolitical uncertainty could have a similar adverse effect on our business, financial condition, and results of operations. Any one or more of these events may impede our production and delivery efforts and adversely affect our sales results, or even for a prolonged period of time, which could materially and adversely affect our business, financial condition, and results of operations.

The current COVID-19 pandemic adversely affected many businesses in China. As China implemented nationwide efforts to contain the spread of COVID-19, logistics and delivery of products to our clients were effected greatly. Even though our production capacity and operational efficiency were not affected by the COVID-19 pandemic, our suppliers’ abilities to timely deliver raw materials, parts and components, or other services were affected due to the temporary travel restrictions in China, which adversely affected the logistics of our suppliers. The global spread of COVID-19 may also affect our overseas sales. We do not believe that the pandemic had overall material adverse effect on our business and related financials.

We are also vulnerable to natural disasters and other calamities. We cannot assure you that we are adequately protected from the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks, or similar events. Any of the foregoing events may give rise to interruptions, damage to our property, delays in production, breakdowns, system failures, technology platform failures, or internet failures, which could cause the loss or corruption of data or malfunctions of our manufacturing facility as well as adversely affect our business, financial condition, and results of operations.

Our international sales are subject to a variety of risks that could adversely affect our profitability and operating results.

We sell disposable medical devices internationally. For the fiscal years ended September 30, 2021 and 2020, our international sales accounted for 7% and 11%, respectively, of our revenue. Although we take measures to minimize risks inherent to our international sales, the following risks may have a negative effect on our profitability and operating results, impair the performance of our foreign sales or otherwise disrupt our business:

•        Fluctuations in the value of currencies could cause exchange rates to change and impact our profitability;

•        Greater difficulty in collecting accounts receivable and longer payment cycles, which can be more common in our international sales, could adversely impact our operating results over a particular fiscal period;

•        According to PRC regulations, enterprises that export medical devices are required to ensure that the exported medical devices meet the legal requirements of the importing country. We always strive to meet the legal requirements of medical devices of foreign jurisdictions, including with respect to product quality. While changes in foreign regulations, export duties, taxation and limitations on imports or exports could increase our operational costs, impose fines or restrictions on our ability to carry on our business or expand our international sales.

•        Loss of goods caused by long-distance sea transportation, extreme weather, third-party logistics companies, which could increase our operational costs; and

•        No product liability insurance has been bought for our products, and thus, we may incur considerable damages if our costumers sue us for product defects and obtain favorable judgments.

We are subject to a variety of environmental laws that could be costly for us to comply with, and we could incur liability if we fail to comply with such laws or if we are responsible for releases of contaminants to the environment.

Our operating subsidiaries are all located in the PRC. Chinese laws impose various environmental controls on the management, handling, generation, manufacturing, transportation, storage, use and disposal of wastewater, solid waste, and other materials used or generated in the manufacturing of our products. If we fail to comply with any present or future environmental laws, we could be subject to fines, corrective actions, other liabilities or the suspension of production.

We pay great attention on environmental protection and governance and have formulated a systematic environmental protection management system in the treatment of wastewater and solid waste in accordance with national requirements. However, changes in environmental laws may result in costly compliance requirements or otherwise subject us to future liabilities.

In addition, with further expansion of our production capacity, our pollutant emissions will increase, resulting in the increase of the environmental protection spending and the difficulty of environmental protection management, which could have an adverse effect on our financial conditions and results of operations.

With respect to one construction project, one of our PRC subsidiaries failed to file the required Environmental Impact Registration Form for the records. According to PRC laws and regulations, we are required to file the Environmental Impact Registration Form of construction project for the records. Our failure to meet such requirement may result in a penalty of up to RMB50,000 imposed by local authorities, which we do not expect will have a material impact on our business, financial condition and results of operation.

Moreover, our PRC subsidiaries failed to obtain the relevant authorities’ approval of our Environmental Impact Statement before construction of facilities for our production lines, and failed to inspect the production lines to determine if they comply with relevant regulations of environmental protection and make the Inspection and Acceptance Reports of Environmental Protection upon completion of such construction. According to PRC laws and regulations, before construction, we are required to obtain the approval of the relevant authorities after reviewing our Environmental Impact Statement. Upon the completion of construction, we are required to inspect the production lines to determine if they comply with relevant regulations of environmental protection and make Inspection and Acceptance Reports of Environmental Protection. Our failure to inspect the production lines to determine if they comply with relevant regulations of environmental protection and make Inspection and Acceptance Reports of Environmental Protection may result in an order to complete relevant procedures, and a penalty of more than RMB200,000 and up to RMB1 million, imposed by local authorities. If we fail to complete relevant procedures within the stipulated period, the local authorities may impose a penalty of more than RMB1 million and up to RMB2 million. Furthermore, if material environmental pollution or ecological damage is caused, we may be ordered to stop production or stop using the affected production lines by the PRC regulatory authorities. Moreover, our non-compliance of failing to inspect our production lines and make Inspection and Acceptance Reports of Environmental Protection may be recorded in Credibility Archive, a list that record companies’ non-compliance with environmental matters and can be accessed by the public, according to Interim Measures for Environmental Protection Acceptance of Completion of Construction Projects. Being recorded in Credibility Archive results in disclosure of our non-compliance to the public, which may adversely affect our reputation. As of the date of the prospectus, we have obtained the approval of our Environmental Impact Statement by the relevant authorities, and we intend to continue to adhere to the relevant procedures in the future.

We are subject to a variety of fire protection laws that could be costly for us to comply with, and we could incur liability if we fail to comply with such laws.

Companies operating in China are required to comply with a variety of fire protection laws, such as examination of fire protection design, inspection and acceptance of fire protection, record-filing and random inspection of construction projects. As of the date of this prospectus, all of our production lines have not prepared the Inspection and Acceptance Reports of Fire Protection for the records of the competent authorities and the Company has put such production lines into use. As required to PRC laws and regulations, if a company fails to prepare an Inspection and Acceptance Report of Fire Protection before putting the production lines into use, such company shall be ordered to stop using the affected production lines, stop production or business operations and a fine of more than RMB30,000 and up to RMB300,000 may be imposed by competent departments. Although we have not received any order or notice from the competent departments, we cannot assure you that we will not be subject to any administrative fines or other penalties, which other penalties may require that we stop use of affected production lines, stop production or business operations, where applicable. Since we are a medical devices manufacturer and all of our products are manufactured by our production lines, any such development could materially and adversely affect our business, financial condition and results of operations.

Our rights to use our own properties could be challenged by not obtaining the property ownership certificate as required by law, which may disrupt our operations.

As of the date of this prospectus, we have failed to obtain the property ownership certificate for one of our own properties and such property may, therefore, be determined by governmental authorities to have been illegally constructed. According to PRC laws and regulations, illegal buildings will be ordered to be demolished within a particular time-frame by the competent governmental department. If our property is determined to have been illegally constructed and is ordered to be demolished, we will no longer be able to use this property. The affected property is currently used as a warehouse, and, therefore, we believe that even if it cannot continue to be used, it will not have a material impact on our operations. Although we have not received any order or notice from the competent departments, we cannot assure you that this property will not be determined to have been illegally constructed and ordered to be demolished. If such property is ordered to be demolished, we may need to find a new warehouse and bear additional costs.

Our rights to use our leased warehouse and parking area could be challenged by the lessor not obtaining the property ownership certificate as required by law and our rights to use our leased land could be challenged by the lessor not complying with legal procedures related to land lease, which may disrupt our operations.

As of the date of this prospectus, the lessor of one of our leased warehouses and parking area has failed to obtain the property ownership certificate and has a risk of being identified as illegal construction. According to PRC laws and regulations, illegal buildings will be ordered to be demolished within a time limit by the competent department. If this house is determined to have been illegally constructed and is ordered to be demolished, we may be at risk of not being able to continue to use this warehouse and parking area. Moreover, the lessor of our leased land has failed to provide us with valid property ownership certificates and the consent of a certain percentage of members of the collective economic organization or villagers, in accordance with the law to lease the relevant land, therefore, questions remain as to whether the lessor has the legal right to lease this land to us. According to PRC laws and regulations, collectively managed construction land registered according to the law the landowner may hand it over to an entity for use as lease, but the lease of the collectively managed construction land shall be approved by more than two-thirds of the members of the collective economic organization or more than two-thirds of villagers. If someone violates the foregoing provisions, the competent departments shall order rectification within a prescribed time limit, confiscate the illegal proceeds, and impose a fine. If the lessor not complying with legal procedures related to land lease, the lessor may be required to rectify and we may be at risk of not being able to continue to use this land.

We believe that even if it is determined that we cannot continue to use the foregoing site, it is not likely to have a material impact on our operations. Although we have not received any notices from the lessors, we cannot assure you that the warehouse and parking area mentioned above will not be determined to have been illegally constructed and be ordered to be demolished and the lessor of such land will not expected to be required to rectify the violation, if our expectation are wrong, we may need to find a new warehouse or parking area and bear additional costs.

If we fail to timely renew our medical device licenses or registration certificates, it could adversely affect our reputation, financial conditions and results of operations.

As a medical device manufacturer with all of our operating subsidiaries located in the PRC, all of our manufacturing and sales activities must comply with relevant laws and regulations of China and other countries. Pursuant to the Administrative Measures for the Registration and Record-filing of Medical Devices promulgated on August 26, 2021 and effective on October 1, 2021, as amended from time to time, Class I medical devices are subject to recordation administration with Class II and Class III medical devices subject to registration administration. The U.S. Food, Drug and Cosmetic Act stipulates that manufacturer from foreign country which intend to sell its products in U.S. should register with FDA and its medical devices list with FDA. We are in the business of manufacturing and sales of Class I and II medical devices and sales of III medical devices. If we fail to timely record or register our medical devices, our financial conditions and results of operations will be adversely affected.

Risks Related to this Offering and Ownership of our Ordinary Shares

An active trading market for our Ordinary Shares may not develop and the trading price for our Ordinary Shares may fluctuate significantly.

We will apply to list our Ordinary Shares on Nasdaq. Prior to the completion of this offering, there has been no public market for our Ordinary Shares, and we cannot assure you that a liquid public market for our Ordinary Shares will develop. If an active public market for our Ordinary Shares does not develop following the completion of this offering, the market price and liquidity of our Ordinary Shares may be materially and adversely affected. The initial public offering price for our Ordinary Shares was determined by negotiation between us and the underwriters based upon several factors, and we can provide no assurance that the trading price of our Ordinary Shares after this offering will not decline below the initial public offering price. As a result, investors in our securities may experience a significant decrease in the value of their Ordinary Shares.

Nasdaq may apply additional and more stringent criteria for our initial and continued listing because we plan to have a small public offering and insiders will hold a large portion of our listed securities.

Nasdaq Listing Rule 5101 provides Nasdaq with broad discretionary authority over the initial and continued listing of securities in Nasdaq and Nasdaq may use such discretion to deny initial listing, apply additional or more stringent criteria for the initial or continued listing of particular securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes initial or continued listing of the securities on Nasdaq inadvisable or unwarranted in the opinion of Nasdaq, even though the securities meet all enumerated criteria for initial or continued listing on Nasdaq. In addition, Nasdaq has used its discretion to deny initial or continued listing or to apply additional and more stringent criteria in the instances, including but not limited to: (i) where the company engaged an auditor that has not been subject to an inspection by PCAOB, an auditor that PCAOB cannot inspect, or an auditor that has not demonstrated sufficient resources, geographic reach, or experience to adequately perform the company’s audit; (ii) where the company planned a small public offering, which would result in insiders holding a large portion of the company’s listed securities. Nasdaq was concerned that the offering size was insufficient to establish the company’s initial valuation, and there would not be sufficient liquidity to support a public market for the company; and (iii) where the company did not demonstrate sufficient nexus to the U.S. capital market, including having no U.S. shareholders, operations, or members of the board of directors or management. Our initial public offering will be relatively small and the insiders of our Company will hold a large portion of the Company’s listed securities following the consummation of the offering. Nasdaq might apply the additional and more stringent criteria for our initial and continued listing, which might cause delay or even denial of our listing application.

The trading price of our Ordinary Shares may be volatile, which could result in substantial losses to investors.

The trading price of our Ordinary Shares may be volatile and could fluctuate widely due to factors beyond our control. This may happen because of the broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. A number of Chinese companies have listed or are in the process of listing their securities on U.S. stock markets. The securities of some of these companies have experienced significant volatility, including price declines in connection with their initial public offerings. The trading performance of these Chinese companies’ securities after their offerings may affect the attitudes of investors toward Chinese companies listed in the United States in general and consequently may impact the trading performance of our Ordinary Shares, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our Ordinary Shares may be highly volatile for factors specific to our own operations, including the following:

•        regulatory developments affecting us or our industry;

•        actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

•        changes in financial estimates by securities research analysts;

•        conditions in the market for health and wellness products;

•        announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures, capital raisings or capital commitments;

•        additions to or departures of our senior management;

•        fluctuations of exchange rates between the Renminbi and the U.S. dollar;

•        release or expiry of lock-up or other transfer restrictions on our outstanding shares;

•        negative publicity regarding Chinese listed companies; and

•        sales or perceived potential sales of additional Ordinary Shares.

Any of these factors may result in large and sudden changes in the volume and price at which our Ordinary Shares will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our Ordinary Shares, the market price for our Ordinary Shares and trading volume could decline.

The trading market for our Ordinary Shares will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our Ordinary Shares, the market price for our Ordinary Shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our Ordinary Shares to decline.

The sale or availability for sale of substantial amounts of our Ordinary Shares could adversely affect their market price.

Sales of substantial amounts of our Ordinary Shares in the public market after the completion of this offering, or the perception that these sales could occur, could adversely affect the market price of our Ordinary Shares and could materially impair our ability to raise capital through equity offerings in the future. The Ordinary Shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 under the Securities Act and the applicable lock-up agreements. Following the consummation of our initial public offering, there will be [•] Ordinary Shares outstanding immediately after this offering or [•] Ordinary Shares assuming the full exercise of the underwriters’ over-allotment option. In connection with this offering, we and each of our directors and officers named in the section “Management,” and certain shareholders have agreed not to sell any Ordinary Shares for six months from the date of this prospectus without the prior written consent of the underwriter, subject to certain exceptions. However, the underwriters may release these securities from these restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc. (“FINRA”). We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our Ordinary Shares. See “Underwriting” and “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our securities after this offering.

Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on price appreciation of our Ordinary Shares for return on your investment.

We currently intend to retain all of our available funds and any future earnings after this offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our Ordinary Shares as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Ordinary Shares will likely depend entirely upon any future price appreciation of our Ordinary Shares. There is no guarantee that our Ordinary Shares will appreciate in value after this offering or even maintain the price at which you purchased our Ordinary Shares. You may not realize a return on your investment in our Ordinary Shares and you may even lose your entire investment.

Because the initial public offering price is substantially higher than the pro forma net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase Ordinary Shares in this offering, you will pay more for each share than the corresponding amount paid by existing shareholders for their Ordinary Shares. As a result, you will experience immediate and substantial dilution of $[•] per share, representing the difference between our net tangible book value per share of $[•] as of [•], after giving effect to this offering and an assumed initial public offering price of $[•] per share. See “Dilution” for a more complete description of how the value of your investment in our Ordinary Shares will be diluted upon the completion of this offering.

You must rely on the judgment of our management as to the use of the net proceeds from this offering, and such use may not produce income or increase our share price.

We plan to use the net proceeds of this offering primarily for expanding our business and production capacity, increasing investment of product development and marketing, and working capital and other general corporate purposes. See “Use of Proceeds.” However, our management will have considerable discretion in the application of the net proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not improve our efforts to achieve or maintain profitability or increase our share price. The net proceeds from this offering may be placed in investments that do not produce income or that lose value.

If we are classified as a passive foreign investment company, United States taxpayers who own our Ordinary Shares may have adverse United States federal income tax consequences.

A non-U.S. corporation such as ourselves will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either

•        At least 75% of our gross income for the year is passive income; or

•        The average percentage of our assets (determined at the end of each quarter) during the taxable year which produces passive income or which are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents, royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our Ordinary Shares, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we treat our consolidated affiliated entities as being owned by us for United States federal income tax purposes, because we consolidate their operating results in our consolidated financial statements. For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were determined to be a PFIC, see “Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”

The amended and restated memorandum and articles of association that we intend to adopt contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our Ordinary Shares.

Some provisions of our articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue shares at such times and on such terms and conditions as the board of directors may decide without any further vote or action by our shareholders. Under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our articles of association for what they believe in good faith to be in the best interests of our company and for a proper purpose.

Our COO and Liwei Zhang has substantial influence over our company. Their interests may not be aligned with the interests of our other shareholders, and they could prevent or cause a change of control or other transactions.

As of the date of this prospectus, Baiming Yu, our Chief Operating Officer, beneficially owns an aggregate of 50% of our outstanding Ordinary Shares. Upon the completion of this offering, Mr. Yu will beneficially own [•] Ordinary Shares, or approximately [•]% of our outstanding Ordinary Shares. Liwei Zhang, spouse of Baiming Yu, beneficially owns an aggregate of 5% of our outstanding Ordinary Shares. Upon the completion of this offering, Ms. Zhang will beneficially own approximately [•] Ordinary Shares, or approximately [•]% of our outstanding Ordinary Shares. Baiming Yu and Liwei Zhang beneficially own an aggregate of 55% of our outstanding Ordinary Shares, and will beneficially own approximately [•] Ordinary Shares, or approximately [•]% of our outstanding Ordinary Shares upon the completion of this offering.

Accordingly, Mr. Yu and Ms. Zhang could have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the appointment of directors and other significant corporate actions. They will also have the power to prevent or cause a change in control. Without the consent of Mr. Yu and Ms. Zhang, we may be prevented from entering into transactions that could be beneficial to us or our minority shareholders. In addition, they could violate their fiduciary duties by diverting business opportunities from us to themselves or others. The interests of Mr. Yu and Zhang may differ from the interests of our other shareholders. The concentration in the ownership of our Ordinary Shares may cause a material decline in the value of our Ordinary Shares. For more information regarding Mr. Yu, Ms. Zhang and their affiliated entity, see “Principal Shareholders.”

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England. Decisions of the Privy Council (which is the final Court of Appeal for British overseas territories such as the Cayman Islands) are binding on a court in the Cayman Islands. Decisions of the English courts, and particularly the Supreme Court and the Court of Appeal are generally of persuasive authority but are not binding in the courts of the Cayman Islands. Decisions of courts in other Commonwealth jurisdictions are similarly of persuasive but not binding authority. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of the register of members of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act (Revised) of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital — Comparison of Cayman Islands Corporate Law and U.S. Corporate Law.”

You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting and does not provide shareholders with any right to put any proposal before a general meeting. These rights, however, may be provided in a company’s articles of association. Our articles of association allow our shareholders holding shares representing in aggregate not less than 10% of our voting share capital in issue, to requisition a general meeting of our shareholders, in which case our directors are obliged to call such meeting. Advance notice of at least 5 clear days is required for the convening of a general meeting. A quorum required for a general meeting is one or more shareholders holding Ordinary Shares that represent not less than one-third of the outstanding Ordinary Shares carrying the right to vote at such general meeting. For these purposes, “clear days” means that period excluding (a) the day when the notice is given or deemed to be given and (b) the day for which it is given or on which it is to take effect.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and most of our assets are located outside of the United States. Most of our current operations are conducted in the PRC. In addition, most of our current directors and officers are nationals and residents of countries other than the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to seek recognition and/or enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and the PRC, see “Enforceability of Civil Liabilities.”

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 for so long as we are an emerging growth company.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the extended transition period. As a result of this election, our future financial statements may not be comparable to other public companies that comply with the public company effective dates for these new or revised accounting standards.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•        the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

•        the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•        the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•        the selective disclosure rules by issuers of material non-public information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a semi-annual basis through press releases, distributed pursuant to the rules and regulations of the Nasdaq Capital Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

Nasdaq listing rules require listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements, or we may choose to comply with the above requirement within one year of listing. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. Thus, although a director must act in the best interests of the Company, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management of our company may decrease as a result. In addition, Nasdaq listing rules also require U.S. domestic issuers to have a compensation committee, a nominating/corporate governance committee composed entirely of independent directors, and an audit committee with a minimum of three members. We, as a foreign private issuer, are not subject to these requirements. Nasdaq listing rules may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans, certain ordinary share issuances. We intend to comply with the requirements of Nasdaq listing rules in determining whether shareholder approval is required on such matters and to appoint a nominating and corporate governance committee. We may, however, consider following home country practice in lieu of the requirements under the Nasdaq listing rules with respect to certain corporate governance standards which may afford less protection to investors.

We will incur significantly increased costs and devote substantial management time as a result of the listing of our Ordinary Shares.

We will incur additional legal, accounting and other expenses as a public reporting company, particularly after we cease to qualify as an emerging growth company. For example, we will be required to comply with the additional requirements of the rules and regulations of the SEC and the Nasdaq rules, including applicable corporate governance practices. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. In addition, we expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. We cannot predict or estimate the number of additional costs we may incur as a result of becoming a public company or the timing of such costs.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidelines are provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may also initiate legal proceedings against us and our business may be adversely affected.

If a limited number of participants in this offering purchase a significant percentage of the offering, the effective public float may be smaller than anticipated and the price of our Ordinary Shares may be volatile which could subject us to securities litigation and make it more difficult for you to sell your shares.

As a company conducting a relatively small public offering, we are subject to the risk that a small number of investors will purchase a high percentage of the offering. While the underwriters are required to sell shares in this offering to at least 300 round lot shareholders (a round lot shareholder is a shareholder who purchases at least 100 shares) in order to ensure that we meet the Nasdaq initial listing standards, we have not otherwise imposed any obligations on the underwriters as to the maximum number of shares they may place with individual investors. If, in the course of marketing the offering, the underwriters were to determine that demand for our shares was concentrated in a limited number of investors and such investors determined to hold their shares after the offering rather than trade them in the market, other shareholders could find the trading and price of our shares affected (positively or negatively) by the limited availability of our shares. If this were to happen, investors could find our shares to be more volatile than they might otherwise anticipate. Companies that experience such volatility in their share price may be more likely to be the subject of securities litigation. In addition, if a large portion of our public float were to be held by a few investors, smaller investors may find it more difficult to sell their shares.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Our Business” and “Regulation.” Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•        the expected or potential impact of the COVID-19 pandemic, and the related responses of the government, consumers, and the Company, on our business, financial condition and results of operations;

•        our dependence on introducing new products on a timely basis;

•        our dependence on growth in the demand for our products;

•        our ability to effectively manage inventories;

•        our ability to compete effectively;

•        our ability to successfully manage our capacity expansion and allocation in response to changing industry and market conditions;

•        implementation of our expansion plans and our ability to obtain capital resources for our planned growth;

•        our ability to acquire sufficient raw materials and key components and obtain equipment and services from our suppliers in suitable quantity and quality;

•        our dependence on key personnel;

•        our ability to expand into new businesses, industries, or geographic locations and to undertake mergers, acquisitions, investments, or divestments;

•        changes in technology and competing products;

•        general economic and political conditions, including those related to the display panel industry;

•        possible disruptions in commercial activities caused by events such as natural disasters and terrorist activity;

•        fluctuations in foreign currency exchange rates; and

•        other factors in the “Risk Factors” section in this prospectus.

These forward-looking statements are subject to various and significant risks and uncertainties, including those which are beyond our control. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should thoroughly read this prospectus and the documents that we refer to herein with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. We disclaim any obligation to update our forward-looking statements, except as required by law.

This prospectus contains certain data and information that we obtained from various Chinese government and private publications, including industry data and information from publicly available information, market research reports, and industry publications and surveys. These sources generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of that information is not guaranteed. Although we believe such information to be accurate, we have not independently verified the data from these sources. Statistical data in these publications also include projections based on a number of assumptions.

In addition, the new and rapidly changing nature of the medical device industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our industry. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $[•], after deducting estimated underwriting discounts and commissions and the estimated offering expenses payable by us, and based upon an assumed initial offering price of $[•] per Ordinary Share (excluding any exercise of the underwriters’ over-allotment option). A $[•] increase (decrease) in the assumed initial public offering price would increase (decrease) the net proceeds to us from this offering by approximately $[•], after deducting the estimated underwriting discounts and commissions and estimated aggregate offering expenses payable by us and assuming no change to the number of Ordinary Shares offered by us as set forth on the cover page of this prospectus.

We plan to use the net proceeds from this offering as follows: 20% for upgrading production equipment and increasing production capacity, 30% for developing masks, other medical consumables and medical devices, 10% for patent purchases, 10% for product marketing, and 30% for working capital and other general corporate purposes.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus.

In utilizing the proceeds from this offering, we are permitted under PRC laws and regulations to provide funding to PRC subsidiaries only through loans or capital contributions, and only if we satisfy the applicable government registration and approval requirements. While we currently see no material obstacles to completing the filing and registration procedures with respect to future capital contributions and loans to PRC subsidiaries, we cannot assure you that we will be able to complete these filings and registrations on a timely basis, or at all. We cannot assure you that we will be able to meet these requirements on a timely basis, if at all. See “Risk Factors — Risks Related to Doing Business in China — PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay us from using the proceeds of this offering to make loans or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Pending use of the net proceeds, we intend to hold our net proceeds in short-term, interest-bearing, financial instruments or demand deposits.

DIVIDEND POLICY

Our board of directors has discretion regarding whether to declare or pay dividends. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our Board of Directors. All dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that we are able to pay our debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

We have never declared or paid cash dividends on our shares. We currently do not have any plans to pay cash dividends. Rather, we currently intend to retain all of our available funds and any future earnings to operate and grow our business.

If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our British Virgin Islands subsidiary, Work BVI.

Current PRC regulations permit our PRC subsidiaries to pay dividends to Work Medical Technology only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entities in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in complying with the administrative requirements necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if our subsidiaries and affiliates in the PRC incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If we or our subsidiaries are unable to receive all of the revenue from our operations, we may be unable to pay dividends on our Ordinary Shares.

Cash dividends, if any, on our Ordinary Shares will be paid in U.S. dollars. Work Medical Technology or any of our subsidiaries outside of China may be considered a non-resident enterprise for tax purposes, so that any dividends our PRC subsidiaries pay to Work Medical Technology or any of our subsidiaries outside of China may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10%. See “Taxation — People’s Republic of China Taxation.”

In order for us to pay dividends to our shareholders, we will rely on payments made from Work Hangzhou’s subsidiaries to Work Hangzhou and from Work Hangzhou to WFOE, and the distribution of such payments to Work Medical Technology, and from Work Medical Technology to Work BVI and then to our Company. According to the PRC Enterprise Income Tax Law (the “EIT Law”), income obtained by enterprises shall pay enterprise income tax including income from equity investment such as dividends and bonuses. In addition, if Work Hangzhou or its subsidiaries or branches incur debt on their own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of September 30, 2021 as follows:

•        on an actual basis;

•        on an adjusted basis to reflect the sale of [•] Ordinary Shares in this offering (without exercise of over-allotment option), at an assumed initial public offering price of $[•] per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us; and

•        on an adjusted basis to reflect the sale of [•] Ordinary Shares (with full exercise of over-allotment option) in this offering, at an assumed initial public offering price of $[•] per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The adjustments reflected below are subject to change and are based upon available information and certain assumptions that we believe are reasonable. Total shareholders’ equity and total capitalization following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this capitalization table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	As of September 30, 2021
	Actual	Pro Forma As Adjusted(1)	Pro Forma As Adjusted with Full Exercise of Over-Allotment Option
	US$	US$	US$
Cash and cash equivalents	508,708	[•]	[•]
Debt
Short term borrowings – guaranteed	5,354,316	[•]	[•]
Short term borrowings – unguaranteed	1,241,581	[•]	[•]
Shareholders’ Equity
Ordinary Shares, $1.00 par value, 50,000 Ordinary Shares authorized, 50,000 Ordinary Shares issued and outstanding, [•] Ordinary Shares issued and outstanding on a pro forma as adjusted basis, and [•] Ordinary Shares issued and outstanding on a pro forma adjusted basis with full exercise of over-allotment option	50,000	[•]	[•]
Subscription receivable	(50,000)
Additional paid-in capital	85,012	[•]	[•]
Statutory surplus reserves	748,529	[•]	[•]
Retained earnings	8,742,298	[•]	[•]
Accumulated other comprehensive income	464,187	[•]	[•]
Total equity attributable to Work Cayman	10,040,026	[•]	[•]
Equity attributable to non-controlling interests	1,354,158	[•]	[•]
Total equity	11,394,184	[•]	[•]
Total capitalization	16,635,923	[•]	[•]

____________

(1)      Reflects the sale of Ordinary Shares in this offering (excluding any Ordinary Shares that may be sold pursuant to the underwriters’ over-allotment option) at an assumed initial public offering price of $[•] per share, and after deducting the estimated underwriting discounts and estimated offering expenses payable by us. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing. Additional paid-in capital reflects the net proceeds we expect to receive, after deducting the underwriting discounts and estimated offering expenses payable by us. We estimate that such net proceeds will be approximately $[•] based on the assumed offering price of $[•] per ordinary share.

DILUTION

If you invest in our Ordinary Shares, your interest will be diluted to the extent of the difference between the initial public offering price per Ordinary Shares and the pro forma net tangible book value per ordinary share after the offering. Dilution results from the fact that the per ordinary share offering price is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding Ordinary Shares. Our net tangible book value attributable to shareholders on September 30, 2021 was $[•] or approximately $[•] per ordinary share. Net tangible book value per ordinary share as of September 30, 2021 represents the amount of total assets less intangible assets and total liabilities, divided by the number of Ordinary Shares outstanding.

We will have [•] Ordinary Shares outstanding upon completion of the offering or [•] Ordinary Shares assuming the full exercise of the underwriters’ over-allotment option based on the assumed offering price of $[•] per ordinary share. Our post offering pro forma net tangible book value, which gives effect to receipt of the net proceeds from the offering and issuance of additional shares in the offering, but does not take into consideration any other changes in our net tangible book value after September 30, 2021, will be approximately $[•] per ordinary share. This would result in dilution to investors in this offering of approximately $[•] per ordinary share or approximately [•]% from the assumed offering price of $[•] per ordinary share. Net tangible book value per ordinary share would increase to the benefit of present shareholders by $[•] per share attributable to the purchase of the Ordinary Shares by investors in this offering.

The following table sets forth the estimated net tangible book value per ordinary share after the offering and the dilution to investors purchasing Ordinary Shares in the offering.

	Offering Without Over-Allotment		Offering With Over-Allotment
Assumed offering price per ordinary share	$	[•]	$	[•]
Net tangible book value per ordinary share before the offering	$	[•]	$	[•]
Increase per ordinary share attributable to payments by new investors	$	[•]	$	[•]
Pro forma net tangible book value per ordinary share after the offering	$	[•]	$	[•]
Dilution per ordinary share to new investors	$	[•]	$	[•]

Assuming the underwriters’ over-allotment option is not exercised, each $1.00 increase (decrease) in the assumed initial public offering price of $[•] per ordinary share would increase (decrease) the pro forma as adjusted amount of total capitalization by $[•], assuming that the number of Ordinary Shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and estimated offering expenses payable by us.

ENFORCEABILITY OF CIVIL LIABILITIES

We were incorporated in the Cayman Islands in order to enjoy the following benefits:

•        political and economic stability;

•        an effective judicial system;

•        a favorable tax system;

•        the absence of exchange control or currency restrictions; and

•        the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to, the following:

•        the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and

•        Cayman Islands companies may not have the standing to sue before the federal courts of the United States.

Our constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated. Currently, most of our operations are conducted outside the United States, and substantially all of our assets are located outside the United States. Most of our officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed [•], as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Ogier, our counsel as to Cayman Islands law, and Jingtian & Gongcheng, our counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and China, respectively, would:

•        recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•        in original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the civil liability provisions of the federal securities laws of the United States or any state in the United States so far as the liabilities imposed by those provisions are penal in nature.

We have been advised by our Cayman Islands legal counsel, Ogier, that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the securities laws of the United States or any State; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the securities laws of the United States or any State, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

We have been advised by our PRC counsel, Jingtian & Gongcheng, that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedure Law based either on treaties between China and the country where the judgment is made or on reciprocity between different jurisdictions, and PRC courts will not recognize or enforce these foreign judgments if PRC courts believe the foreign judgments violate the basic principles of PRC laws or national sovereignty, security or public interest after review. However, currently, China does not have treaties or reciprocity arrangement providing for recognition and enforcement of foreign judgments ruled by courts in the United States or the Cayman Islands. Thus, it is uncertain whether a PRC court would enforce a judgment ruled by a court in the United States or the Cayman Islands.

CORPORATE HISTORY AND STRUCTURE

Corporate History

Work Cayman is a Cayman Islands exempted company incorporated on March 1, 2022. Work BVI is our wholly-owned subsidiary formed in the British Virgin Islands on March 15, 2022. Medical Technology is Work BVI’s wholly-owned subsidiary formed in Hong Kong on April 19, 2022. WFOE, is Medical Technology’s wholly-owned subsidiary formed in Hangzhou on April 28, 2022. Work Hangzhou is WFOE’s wholly-owned subsidiary formed in Hangzhou on November 10, 2021.

Our operations are primarily conducted by Work Hangzhou and its subsidiaries in China. Below is the information regarding Work Hangzhou and its subsidiaries:

Work Hangzhou is a limited liability company formed in China on November 10, 2021 with registered capital of RMB5,000,000.

Hangzhou Shanyou, a PRC limited liability company formed on April 29, 2002, with registered capital of RMB100,000,000, is a majority owned subsidiary of Work Hangzhou, of which Work Hangzhou owns 95% shares, our Chief Operating Officer, Baiming Yu owns 3.35% shares and Liwei Zhang, spouse of Baiming Yu, owns 1.65% shares. It currently engages in the manufacture and sale of Class I and II medical devices.

Hangzhou Hanshi, a PRC limited liability company formed on July 22, 2019, with registered capital of RMB1,000,000, is a majority owned subsidiary of Hangzhou Shanyou and engages in the sales of Class II medical devices. The rest of Hangzhou Hanshi’s shareholders are Cheng Peng, Xiuwen Zhang and Zhengyan He, who own 25%, 10% and 5% shares, respectively.

Shanghai Chuqiang, a PRC limited liability company formed on March 12, 2018, with registered capital of RMB2,000,000, is a wholly owned subsidiary of Hangzhou Shanyou and engages in the sales of Class II medical devices.

Corporate Structure

The chart below summarizes our corporate structure as of the date of this prospectus.

LWY GROUP LTD
British Virgin Islands, 2022 (1)
Other Minority Shareholders (2)
HJZ GROUP LTD
British Virgin Islands, 2022
SANYOU NO.1 GROUP LTD
British Virgin Islands, 2022
JPY GROUP LTD
British Virgin Islands, 2022
Public Shareholders
50.00%/[●]
25.00%/[●]
11.48%/[●]
7.78%/[●]
5.74%/[●]
0%/[●]
Pre-IPO%/Post-IPO%
WORK Medical Technology Group LTD
"Work Cayman"
Cayman, 2022
100%
Outside the PRC
Work Medical Technology Group Limited
"Work BVI"
British Virgin Islands, 2022
100%
Work Medical Technology Group (China) Limited
"Work Medical Technology"
Hong Kong, 2022
100%
Work Age (Hangzhou) Medical Treatment Technology Co., Ltd.
"Work Age"
Hangzhou, 2022
100%
Inside the PRC
Work (Hangzhou) Medical Treatment Technology Co., Ltd.
"Work Hangzhou"
Hangzhou, 2021
95%
Hangzhou Shanyou Medical Equipment Co., Ltd.
"Hangzhou Shanyou"
Hangzhou, 2002 (3)
100%
60%
Shanghai Chuqiang Medical Equipment Co., Ltd.
"Shanghai Chuqiang"
Shanghai, 2018
Hangzhou Hanshi Medical Equipment Co., Ltd.
"Hangzhou Hanshi"
Hangzhou, 2019

____________

Notes:

(1)      Represents 25,000 Ordinary Shares held by Baiming Yu, the 100% owner of LWY Group LTD, as of the date of this prospectus.

(2)      Represents an aggregate of 12,500 Ordinary Shares held by 5 shareholders of Work Cayman, namely SANYOU NO.2 Group LTD, YQJ GROUP LTD, ZHF GROUP LTD, ZLW GROUP LTD, and ZXH GROUP LTD, each of which holds 5% of our Ordinary Shares, as of the date of this prospectus.

(3)      Our Chief Operating Officer, Baiming Yu, owns 3.75% shares of Hangzhou Shanyou, and his spouse, Liwei Zhang, owns 1.35% shares of Hangzhou Shanyou, as of the date of this prospectus.

For details of our principal shareholders’ ownership, please refer to the beneficial ownership table in the section captioned “Principal Shareholders.”

We are not operating in an industry that prohibits or limits foreign investment. As a result, we are not required to obtain any permission from Chinese authorities to operate other than those requisite for a domestic company in China will need to engage in the businesses similar to ours. Such licenses and permissions include Business License, Medical Device Registration Certificate, Medical Device Production Certificate, Medical Device Selling Certificate, Record Form of Medical Device Products, Certificate of Class I medical device production recordation, Certificate of Class II medical device selling recordation, Record Registration Form for Foreign Trade Business Operators, and Certificate of the Customs of the People’s Republic of China on Registration of a Customs Declaration Entity. We have obtained the above licenses and permissions to conduct their business in China. However, the PRC government may take actions to exert more oversight and control over offerings by China based issuers conducted overseas and/or foreign investment in such companies, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or become worthless.

We treated Work Hangzhou and its subsidiaries as our consolidated affiliated entities under U.S. GAAP for the fiscal years ended September 30, 2021 and 2020. We have consolidated the financial results of Work Hangzhou and its subsidiaries in our financial statements in accordance with U.S. GAAP for the same periods.

Work Hangzhou and its subsidiaries contributed to 100% of our consolidated revenue and accounted for 100% of our consolidated total assets and liabilities for the fiscal years ended September 30, 2021 and 2020, and there was no reconciliation performed between the financial position, cash flows and results of operations of Work Hangzhou and us.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this prospectus. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors” and elsewhere in this prospectus. See “Cautionary Note Regarding Forward Looking Statements.” All amounts in included in the fiscal years ended September 30, 2021 and 2020 are derived from our audited consolidated financial statements included elsewhere in this prospectus. These Annual Financial Statements have been prepared in accordance with U.S. GAAP.

Business Overview

We are a holding company with operating subsidiaries (collectively referred as the “Group”), and with all of our operations and assets in China. Our vision is to provide professional and reliable medical devices, both domestically and internationally. We mainly manufacture and sell Class I and II medical devices, including endotracheal tubes, laryngeal mask airways, heat and moisture exchanging filters (HMEF), disposable breathing circuits, nebulizer kit, and yankauer suction set. Besides Class I and II medical devices, we also have retained the certificate of selling Class III disposable medical devices.

We have three types of customers, i) direct end-user customers, which include hospitals, pharmacies, and medical institutions, ii) domestic distributor customers that distribute our products to end-user customers in China, and iii) export distributor customers that distribute our products to end-user customers in Asia, Africa, Europe, North America, South America, and Oceania.

Revenue decreased by $6,662,885, or approximately 13%, to $45,863,363 for the year ended September 30, 2021 from $52,526,248 for the year ended September 30, 2020. The decrease was mainly due to the decline in demand for masks, and offset by the increase of sales of medical devices other than masks.

Net income increased by $5,045,911, or approximately 414%, to $6,265,603 for the year ended September 30, 2021 from $1,219,692 for the year ended September 30, 2020.

Key Factors Affecting Our Results of Operations

We believe the following key factors may affect our financial condition and results of operations:

•        our ability to effectively and efficiently conduct sales and marketing;

•        our ability to acquire sufficient raw materials and key components and obtain equipment and services from our suppliers in suitable quantity and quality;

•        our ability to effectively manage inventories; and

•        our ability to enhance our operational efficiency.

Impact of COVID-19

The COVID-19 pandemic has resulted in quarantines, travel restrictions, and the temporary closure of stores and facilities in China and elsewhere.

As China implemented nationwide efforts to contain the spread of pandemic, logistics and delivery of products to our clients were affected greatly. Even though our production capacity and operational efficiency were not affected by the pandemic, our suppliers’ abilities to timely deliver raw materials, parts and components, or other services were affected due to the temporary travel restrictions in China, which adversely affected the logistics of our suppliers. The continued pandemic also affected the market demand. For years ended September 30, 2021, our revenue decreased due to the decline in market demand.

In the long term, the pandemic is likely to adversely affect the economies and financial markets of many countries, but the degree to which the pandemic ultimately impacts our business and results of operations will depend on future developments beyond our control, including the severity of the pandemic, the actions to contain the pandemic outbreak, how quickly and to what extent the economic and operating conditions can resume.

Results of Operations

The following table sets forth a summary of our consolidated statements of income for the fiscal years ended September 30, 2021 and 2020. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any period are not necessarily indicative of our future trends.

	For the years ended September 30,		Change in amount	% of change
	2021	2020
Net revenue	$45,863,363	$52,526,248	$(6,662,885)	(12.7)%
Cost of revenue	(37,224,193)	(41,679,440)	4,455,247	(10.7)%
Gross profit	8,639,170	10,846,808	(2,207,638)	(20.4)%
Selling expenses	(1,593,463)	(1,330,524)	(262,939)	19.8%
General and administrative expenses	(2,891,863)	(2,836,494)	(55,369)	2.0%
Research and development expenses	(186,446)	(797,382)	610,936	(76.6)%
Total operating expenses	(4,671,772)	(4,964,400)	292,628	(5.9)%
Income from operations	3,967,398	5,882,408	(1,915,010)	(32.6)%
Total other income (expenses), net	3,376,916	(4,553,800)	7,930,716	(174.2)%
Income before income tax expense	7,344,314	1,328,608	6,015,706	452.8%
Income tax expense	(1,078,711)	(108,916)	(969,795)	890.4%
Net income	6,265,603	1,219,692	5,045,911	413.7%

Net revenue

The following table disaggregates our revenue product categories for the years ended September 30, 2021 and 2020, respectively:

	For the Year Ended September 30,
	2021	2020
Masks	$33,413,491	$44,760,957
Medical devices other than masks	12,634,672	8,024,959
Less: tax surcharges	184,800	259,668
Net revenue	$45,863,363	$52,526,248

Sales decreased by 6,662,885, or 12.7%, to $45,863,363 for the year ended September 30, 2021 from $52,526,248 for the year ended September 30, 2020. The decrease in sales was primarily attributable to the decline in demand for masks, and offset by the increase of sales of medical devices other than masks.

Sales of masks decreased by $11,347,466, or 25.4%, to $33,413,491 for the year ended September 30, 2021 from $44,760,957 for the year ended September 30, 2020. The decrease was mainly because (a) at the beginning of the pandemic in January 2020, the demand for masks increased significantly; then, as the pandemic was gradually under control, the demand of masks decreased accordingly; and (b) the unit price of masks for the year ended September 30, 2021 was lower than that for the year ended September 30, 2020, which was attributable to the insufficient supply of masks in the market at the beginning of outbreak of pandemic.

Medical devices other than masks are mainly anesthesia and respiratory consumables. The sales of medical devices increased by $4,609,713, or 57.4%, to $12,634,672 for the year ended September 30, 2021 from $8,024,959 for the year ended September 30, 2020. The increase was mainly due to the market demand increased significantly.

Cost of revenue

Cost of revenue primarily includes cost of materials, direct labor, overhead, other related incidental expenses that are directly attributable to our principal operations, and inventory write-down. Cost of revenue decreased by $4,455,247, or approximately 10.7%, to $37,224,193 for the year ended September 30, 2021 from $41,679,440 for the year ended September 30, 2020. The decrease was mainly attributable to (a) the decreased sales for year ended September 30, 2021; (b) the insufficient supply of raw materials for mask production in the market at the beginning of the pandemic, resulting in a high unit price of raw materials; and offset by addition of inventory write-down.

Gross profit

Gross profit decreased by $2,207,638, or approximately 20.4%, to $8,639,170 for the year ended September 30, 2021 from $10,846,808 for the year ended September 30, 2020. Gross profit margin decreased to 18.8% for the fiscal year ended September 30, 2021, as compared to 20.7% for the fiscal year ended September 30, 2020. The decrease of gross profit margin was primarily attributable to the decrease in unit price of mask selling for year ended September 30, 2021.

Selling expenses

Our selling expenses primarily consist of salaries and welfare expenses and freight expenses. Our selling and marketing expenses increased by $262,939, or approximately 19.8%, to $1,593,463 for the year ended September 30, 2021 from $1,330,524 for the year ended September 30, 2020, was primarily due to more salespersons hired.

General and administrative expenses

Our general and administrative expenses primarily consist of salaries and welfare expenses, allowance for doubtful accounts, depreciation and amortization, and professional fee. Our general and administrative expenses increased by $55,369, or approximately 2.0%, to $2,891,863 for the year ended September 30, 2021 from $2,836,494 for the year ended September 30, 2020.

Research and development expenses

Our research and development expenses were incurred for the development of medical devices and technologies used for the manufacturing medical devices. Our research and development expenses decreased by $610,936, or approximately 76.6%, to $186,446 for the year ended September 30, 2021 from $797,382 for the year ended September 30, 2020, primarily because we devoted fewer resources as a result of the completion of major mask products development in year 2021. We expect research and development expenses to increase in the foreseeable future, as we plan to deepen our collaboration with medical institutions and invest additional capital in R&D on technology and new product to add new items to our product portfolio.

Other income (expenses)

The total net other income was $3,376,916 for the year ended September 30, 2021, and the net other expense was $4,553,800 for the year ended September 30, 2020.

The net other income for the year ended September 30, 2021 primarily consisted of government subsidies received of $3,752,002; and partially offset by interest expense of $329,517.

The net other expenses for the year ended September 30, 2020 primarily consisted of (a) interest expense of $260,025; (b) impairment of equipment of $4,483,075; and partially offset by (a) government subsidies received of $106,429.

Income tax expense

We incurred income tax expense of $1,078,711 and $108,916 related to taxable income for the year ended September 30, 2021and 2020, respectively, primarily due to an increase of deferred tax asset, which was derived from the allowance for doubtful accounts and impairment of equipment.

Net income

As a result of the foregoing, our net income was $6,265,603 and $1,219,692 for the year ended September 30, 2021 and 2020, respectively.

Liquidity and Capital Resources

To date, our primary sources of liquidity consist of cash flows from our operating activities, capital contributions from shareholders and loans from banks. We have financed our operations primarily through capital contributions and from operations. As of September 30, 2021, we had cash, cash equivalents and restricted cash of $873,131 and a total working capital deficit of $768,621. For the next 12 months from the issuance date of this report, we plan to implement measures to meet the cash requirements, such measures include: 1) strictly control and reduce expenses; 2) seek additional credit facilities; and 3) seek equity financing from shareholders. We believe the above measures will be adequate to meet the operation requirements in the next 12 months from the audited financial statements issuance date.

If we experience an adverse operating environment or incur unanticipated capital expenditure requirements, or if we accelerate our growth, then additional financing may be required. No assurance can be given, however, that additional financing, if required, would be on favorable terms or available at all. Such financing may include the use of additional debt or the sale of additional equity securities. Any financing which involves the sale of equity securities or instruments that are convertible into equity securities could result in immediate and possibly significant dilutions to the existing shareholders.

Most of our operations are conducted in China and a majority portion of our revenue, expense, and cash are denominated in Renminbi (RMB). Current foreign exchange and other regulations in the PRC may restrict our PRC entities in their ability to transfer their net assets to us and our subsidiary. However, we have no present plans to declare a dividend and we plan to retain our retained earnings to continue to grow our business. In addition, these restrictions had no impact on our ability to meet our cash obligations as all of our current cash obligations are due within the PRC.

We have limited financial obligations denominated in U.S. dollars, thus the foreign currency restrictions and regulations in the PRC on dividend distribution will not have a material impact on the liquidity, financial condition and results of operations of the Company.

Summary of Cash Flows

The following table summarizes our cash flows for the periods indicated:

	For the years ended September 30,
	2021	2020
Net cash (used in) provided by operating activities	$(7,178,445)	$27,199,058
Net cash used in investing activities	(60,001)	(16,839,944)
Net cash provided by (used in) financing activities	7,991,419	(10,284,460)
Effect of exchange rate changes	(80,243)	(128,206)
Net increase (decrease) in cash, cash equivalents, and restricted cash	$672,730	$(53,552)
Cash, cash equivalents and restricted cash, beginning of period	200,401	253,953
Cash, cash equivalents and restricted cash, end of period	$873,131	$200,401

Operating Activities

Net cash used in operating activities was $7,178,445 for the year ended September 30, 2021, primarily derived from (a) a decrease in deferred revenue of $33,092,341, due to increase of market supply of masks; and (b) a decrease in accounts payable of $2,943,733, due to increase of settlements for the year ended September 30, 2021; and offset by (a) a net income of $6,265,603, adjusted by depreciation and amortization of $4,193,197; (b) a decrease in advances to suppliers of $8,637,306, which was mainly due to the sufficient supply of raw materials in the market, less deposits, that were paid to ensure the supply of raw materials; (c) a decrease in prepaid expenses and other current assets of $1,998,479, which was primarily due to a decrease in interest-free loan to third party and prepaid taxes; and (d) a decrease in inventories of $6,885,730, which was primarily due to the decrease in sales for the year ended September 30, 2021.

Net cash provided by operating activities was $27,199,058 for the year ended September 30, 2020, primarily derived from (a) a net income of $1,219,692, adjusted by depreciation and amortization of $3,160,739, impairment of equipment of $4,483,075 and deferred tax benefit of $112,381; (b) an increase in deferred revenue of $31,084,234, as a result of our major customers preparing for an increase in future masks purchases; and (c) an increase of accounts payable of $8,749,513, due to the significant increase in purchases for the year ended September 30, 2020; and offset by (a) an increase in advances to suppliers of $11,731,387, as a result of the shortage of raw material supply in the market caused by COVID-19; and (b) an increase in inventories of $9,924,888, due to the significant increase in sales for the year ended September 30, 2020 and preparation for the increase in future sales.

Investing Activities

For the year ended September 30, 2021, net cash used in investing activities was $60,001, which was primarily due to purchases of fixed assets of $60,001.

For the year ended September 30, 2020, net cash used in investing activities was $16,839,944, due to the purchase of mask production equipment of $17,549,898; and offset by the proceeds from disposal of property, plants and equipment of $709,954.

Financing Activities

For the year ended September 30, 2021, net cash provided by financing activities was $7,991,419, primarily consisted of (a) proceeds from short-term bank borrowing of $11,525,695; (b) the collection of loans from related parties of $11,002,791; and (c) the collection of loans from third parties of $6,541,216; and offset by (a) loans to related parties of $10,629,404; (b) repayment of short-term bank borrowing of $8,144,824; (c) repayment of long-term bank borrowing of $1,075,731; (d) dividend distribution to shareholders of $1,167,937; and (e) loans to third parties of $60,387.

For the year ended September 30, 2020, net cash used in financing activities was $10,284,460, mainly consisted of (a) loans to third parties of $7,847,733; (b) loans to related parties of $6,431,109; (c) repayment of short-term bank borrowing of $2,640,745; and (d) repayment of long-term bank borrowing of $744,500; and offset by (a) the collection of loans from related parties of $3,811,053; and (b) proceeds from short-term bank borrowing of $3,568,574.

Capital Expenditures

Our capital expenditures are primarily incurred for purposes of purchasing face masks devices. Our capital expenditures were $60,001 and $17,549,898 for years ended September 30, 2021 and 2020, respectively. We intend to fund our future capital expenditures with our existing cash balance and proceeds from this offering. We will continue to make well-planned capital expenditures to meet the expected growth of our business.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Holding Company Structure

Our company, WORK Medical Technology Group LTD, is a holding company with no material operations of its own. We conduct our operations through our PRC subsidiaries in China. As a result, our ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries to us or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our subsidiaries in China are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries in China are required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of their registered capital. In addition, our subsidiaries in China may allocate a portion of their after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at their discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries paid dividends in the fiscal year ended September 30, 2021, and have made no further plans to pay dividends since such date and do not expect to do so unless and until they have generated sufficient accumulated profits and have met the requirements for statutory reserve funds.

Contractual Obligations

Commitments and Contingencies

From time to time, we may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, we do not believe these actions, in the aggregate, will have a material adverse impact on our financial position, results of operations or liquidity.

Operating Lease

We did not have any operating lease contractual obligations, significant capital and other commitments, long-term obligations, or guarantees as of September 30, 2021.

Seasonality

The nature of our business does not appear to be affected by seasonal variations.

Critical Accounting Policies and Management Estimates

(a) Basis of presentation and principles of consolidation.    The accompanying consolidated financial statements are prepared in accordance with U.S. GAAP and pursuant to the rules and regulations of the SEC. The accompanying consolidated financial statements include the financial statements of the Company and its subsidiaries. All inter-company balances and transactions are eliminated upon consolidation. For consolidated subsidiaries where the Group’s ownership in the subsidiary is less than 100%, the equity interest not held by the Group is shown as noncontrolling interests.

(b) Use of estimates.    The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenue and expenses during the reported periods in the consolidated financial statements and accompanying notes. Significant accounting estimates include, but not limited to, the allowance for receivable, useful lives of property, plant and equipment and intangible assets, inventory write-downs and the recoverability of long-lived assets. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

(c) Accounts receivable, net.    Accounts receivable are stated at the original amount less an allowance for doubtful receivable.

The Group reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. The Group considers factors in assessing the collectability of its receivables, such as historical bad debts, changes in customers’ payment patterns, credit-worthiness and financial conditions of the customers, current economic trends and other specific circumstances related to the accounts. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted.

(d) Inventories.    Inventories primarily consisting of the raw materials purchased by the Group for the production of medical consumables, are stated at the lower of cost or net realizable value. Cost of inventory is determined using weighted-average method. Where there is evidence that the utility of inventories, in their disposal in the ordinary course of business, will be less than cost, whether due to physical deterioration, obsolescence, changes in price levels, or other causes, the inventories are written down to net realizable value.

(e) Advances to suppliers.    Advances to suppliers refer to advances for purchase of materials or other service agreements, which are applied against accounts payable when the materials or services are received. The Group reviews a supplier’s credit history and background information before advancing a payment. If the financial condition of its suppliers were to deteriorate, resulting in an impairment of their ability to deliver goods or provide services, the Group would provide allowance for such amount in the period when it is considered impaired. Advances to suppliers as of September 30, 2021 and 2020 primarily consisted of prepayments for purchasing medical consumables.

(f) Property, plants and equipment, net.    Property, plant and equipment, except mask machine, are stated at cost less accumulated depreciation and impairment, if any, and depreciated on a straight-line basis over the estimated useful lives of the assets. Mask machines are stated at cost less accumulated depreciation and impairment, if any, and depreciated on a double declining balance method over 5 years. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its intended use. Estimated useful lives are as follows:

Category	Estimated useful lives
Property and buildings	10 – 20 years
Machinery and equipment	3 – 10 years
Leasehold improvement	Lesser of useful life and lease term
Vehicle	4 – 5 years
Office and electric equipment	3 – 5 years

Repair and maintenance costs are charged to expenses as incurred, whereas the cost of renewals and betterment that extends the useful lives of property, plant and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in the consolidated statements of income.

(g) Intangible assets, net.    Intangible assets are non-monetary assets without physical substance. These items are initially measured at cost and subsequently carried at cost less any accumulated amortization and impairment losses. Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives, which is as follows:

Category	Estimated useful lives
Land use rights	36 years
Patent	1 – 10 years

(h) Impairment of Long-lived Assets.    The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows.

(i) Fair value measurement.    Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

•        Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•        Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

•        Level 3 — inputs to the valuation methodology are unobservable.

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety. In situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects management’s own judgments about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by management based on the best information available in the circumstances.

The carrying amounts of the Group’s financial instruments approximate their fair values because of their short-term nature.

(j) Revenue recognition.    On October 1, 2019, the Group adopted Accounting Standards Codification (“ASC”) 606 using the modified retrospective approach.

The core principle of the new revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

Step 1:    Identify the contract with the customer

Step 2:    Identify the performance obligations in the contract

Step 3:    Determine the transaction price

Step 4:    Allocate the transaction price to the performance obligations in the contract

Step 5:    Recognize revenue when the company satisfies a performance obligation

These criteria as they relate to each of the following major revenue generating activities are described below. Revenue is presented net of value added taxes (“VAT”) and surcharges. VAT tax to be collected from customers, net of VAT paid for purchases, is recorded as a liability in the consolidated balance sheets until it is paid to the tax authorities.

In accordance to ASC 606, the Group recognizes revenue when it transfers goods to customers in an amount that reflects the consideration to which the Group expects to be entitled in such exchange. The Group accounts for the revenue generated from sales of products on a gross basis, as the Group is acting as a principal in these transactions, is subject to inventory risk, has latitude in establishing prices, and is responsible for fulfilling the promise to provide customers the specified goods. All of the Group’s contracts have one single performance obligation, as the promise is to transfer the individual goods to customers, and there are no other separately identifiable promises in the contracts. The Group’s revenue streams are recognized at a point in time when the control of goods is transferred to customer, which generally upon customer receipt based upon the standard contract terms.

Shipping and handling activities are considered to be fulfilment activities rather than promised services and are not, therefore, considered to be separate performance obligations. The Group’s sales terms provide no right of return outside of a standard quality policy and returns are generally not significant.

Geographic information

The following table disaggregates the our revenue by geographic market for the years ended September 30, 2021 and 2020:

	For the Year Ended September 30,
	2021	2020
Overseas market	$2,955,073	$5,805,184
China domestic market	43,093,090	46,980,732
Less: tax surcharges	184,800	259,668
Net revenue	$45,863,363	$52,526,248

Revenue by product categories

The following table disaggregates the Group’s revenue product categories for the years ended September 30, 2021 and 2020:

	For the Year Ended September 30,
	2021	2020
Masks	$33,413,491	$44,760,957
Anesthesia & respiratory consumables	12,634,672	8,024,959
Less: tax surcharges	184,800	259,668
Net revenue	$45,863,363	$52,526,248

Contract balances

Payment terms are established on the Group’s pre-established credit requirements based upon an evaluation of customers’ credit. Contract assets are recognized for in related accounts receivable.

The contract liabilities consist of deferred revenue, which represent the billings or cash received for services in advance of revenue recognition and is recognized as revenue when all of the Group’s revenue recognition criteria are met. The Group’s deferred revenue was $1,585,672 and $33,220,749 as of September 30, 2021 and 2020, respectively.

Contract costs

For the years ended September 30, 2021 and 2020, the Group did not have any significant incremental costs of obtaining contracts with customers incurred and/or costs incurred in fulfilling contracts with customers within the scope of ASC Topic 606, that shall be recognized as an asset and amortized to expenses in a pattern that matches the timing of the revenue recognition of the related contract.

(k) Cost of Revenue.    Cost of revenue is mainly comprised of raw material costs, depreciation, labor costs, other overhead expenses and inventory write-downs.

(l) Income taxes.    The Group accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Group’s operating subsidiaries in the PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the Law of the People’s Republic of China on Enterprise Income Tax and other relevant laws and regulations, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB100,000 ($15,368). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

The Group did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of income for the years ended September 30, 2021 and 2020, respectively.

The Group does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

(m) Non-controlling Interest.    A non-controlling interest in a subsidiary of the Group represents the portion of the equity (net assets) in the subsidiary not directly or indirectly attributable to the Group. Non-controlling interests are presented as a separate component of equity on the Consolidated Balance Sheets and net income and other comprehensive income attributable to non-controlling shareholders are presented as a separate component on the consolidated statements of operations.

(n) Segment reporting.    The Group uses the management approach in determining its operating segments. The Group’s chief operating decision maker (“CODM”) identified as the Group’s Chief Executive Officer, relies upon the consolidated results of operations as a whole when making decisions about allocating resources and assessing the performance of the Group. As a result of the assessment made by CODM, the Group has only one reportable segment. The Group does not distinguish between markets or segments for the purpose of internal reporting. As the Group’s long-lived assets are substantially located in the PRC, no geographical segments are presented.

(o) Earning per share.    Earnings per ordinary share is calculated in accordance with ASC 260, Earnings per Share. Basic earnings per ordinary share is computed by dividing the net income attributable to shareholders of the Company by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per ordinary share is computed in accordance with the treasury stock method and based on the weighted average number of ordinary shares and dilutive ordinary share equivalents. Dilutive ordinary share equivalents are excluded from the computation of diluted earnings per ordinary share if their effects would be anti-dilutive. There is no ordinary share equivalent issued to date.

(p) Comprehensive income.    Comprehensive income consists of two components, net income and other comprehensive income. The foreign currency translation gain or loss resulting from translation of the financial statements expressed in RMB to USD is reported in other comprehensive income in the consolidated statements of income and comprehensive income.

(q) Commitments and Contingencies.    Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. If a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed. Legal costs incurred in connection with loss contingencies are expensed as incurred.

(r) Recent Accounting Standards.     The Group is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

In February 2016, FASB issued ASU No. 2016-02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. In July 2018, ASU 2016-02 was updated with ASU 2018-11, Targeted Improvements to ASC Topic 842, which provides entities with relief from the costs of implementing certain aspects of the new leasing standard. Specifically, under the amendments in ASU 2018-11, (1) entities may elect not to recast the comparative periods presented when transitioning to ASC 842 and (2) lessors may elect not to separate lease and non-lease components when certain conditions are met. In November 2019, ASU 2019-10, Codification Improvements to ASC 842 modified the effective dates of all other entities. In June 2020, ASU 2020-05 defer the effective date for one year for entities in the “all other” category. For all other entities, the amendments in ASU 2020-05 are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early application of the guidance continues to be permitted. The Group will adopt ASU 2016-02 from October 1, 2022. The Group is in the process of evaluating the effect of the adoption of this ASU.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses,” which will require the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Subsequently, the FASB issued ASU No. 2018-19,

Codification Improvements to Topic 326, to clarify that receivables arising from operating leases are within the scope of lease accounting standards. Further, the FASB issued ASU No. 2019-04, ASU 2019-05, ASU 2019-10, ASU 2019-11 and ASU 2020-02 to provide additional guidance on the credit losses standard.

For all other entities, the amendments for ASU 2016-13 are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, with early adoption permitted. Adoption of the ASUs is on a modified retrospective basis. The Group will adopt ASU 2016-13 from October 1, 2023. The Group is in the process of evaluating the effect of the adoption of this ASU.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Group does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

Quantitative and Qualitative Disclosures about Market Risks

We are also exposed to liquidity risk which is risk that we are unable to provide sufficient capital resources and liquidity to meet its commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, we will turn to other financial institutions and the shareholders to obtain short-term funding to meet the liquidity shortage.

Inflation risk

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for 2019, 2020 and 2021 were increases of 2.9%, 2.5% and 0.9%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in the PRC. For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

Interest rate risk

Our exposure to interest rate risk primarily relates to the interest rate that our deposited cash can earn. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates. An increase, however, may raise the cost of any debt we incur in the future.

Foreign currency translation and transaction

Substantially major of our operating activities are denominated in RMB and all of our assets and liabilities are denominated in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the PBOC or other authorized financial institutions at exchange rates quoted by PBOC. Approval of foreign currency payments by the PBOC or other regulatory institutions requires submitting a payment application form together with suppliers’ invoices and signed contracts. The value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China Foreign Exchange Trading System market.

INDUSTRY

Definition and Classification of Medical Devices

According to the definition in the revised version of the Regulations on the Supervision and Administration of Medical Devices issued by the State Council on May 4, 2017, medical devices refer to instruments, equipment, in vitro diagnostic reagents, calibrators, computer software, materials, and anything similar or related. Their functions are mainly based on physics, instead of pharmacology, immunology or metabolism.

The Medical Equipment Research Institute divides the medical device market into four segments: high-value consumables, low-value consumables, medical equipment, and in vitro diagnosis (“IVD”).

High-value medical consumables

High-value medical consumables generally refer to the consuming medical devices that are crucial to human’s safety, and their production and use must be strictly controlled, whose uses are limited to certain hospital departments with relatively high prices. High-value medical consumables include cardiac intervention, peripheral vascular intervention, artificial joints, organ intervention replacement and other medical materials.

Low-value medical consumables

Low-value medical consumables refer to disposable hygienic materials often used in hospitals, including disposable syringes, infusion devices, blood transfusion devices, drainage bags, drainage tubes, indwelling needles, sterile gloves, surgical suture, surgical stitches, and surgical blades.

Medical Equipment

Medical equipment refers to instruments and equipment used solely or collectively to the human body. Medical equipment is the most basic element of medical treatment, scientific research, teaching, and clinical practice.

IVD

IVD, in a broad sense, refers to the products and services that obtain clinical information by testing human samples (body fluids, cells, tissue samples, etc.), which are used to diagnose diseases or demonstrate body functions. In a narrow sense, IVD mainly refers to IVD related products, including IVD reagents and IVD equipment.

According to the Classification Catalogue of Medical Devices issued by the Food and Drug Administration, medical devices can be divided into class I, II and III according to their risk degrees, and the risk degrees of class I to III devices increases successively.

Classification	Degree of Risk	Registration/ Recordation	Supervising Department	Approval Cycle
Class I	low	recordation	Drug Supervision and Administration Departments of cities with subordinate districts	3 – 6 Months
Class II	medium	registration	Drug Supervision and Administration Departments of provinces, autonomous regions and municipalities	1 – 2 years (excluding clinical test) 3 – 4 Years (including clinical test)
Class III	high	registration	National Medical Products Administration	1 – 3 years (excluding clinical test) 3 – 10 Years (including clinical test)

China’s Medical Device Market Size

As the Chinese government attaches more and more importance to the development of the medical industry, and with the continuous introduction of policies encouraging innovation and accelerating approval of medical device applications, China’s medical device market has been developing rapidly. According to the data in the 2022 China’s Medical Device

Industry Development Status and Benchmarking Enterprise Research Report released by iResearch, the market scale of China’s medical device industry has been expanding since 2013, and is expected to reach RMB1,252.9 billion in 2022 and RMB1,841.4 billion in 2025.

As the Chinese market is still emerging, compared to those of developed countries, the overall growth rate of the medical device industry is significantly higher than that of the global market.

Growth Rate of Medical Device Market Size of China and the World 2012-2025

35.00%
30.00%
25.00%
20.00%
15.00%
10.00%
5.00%
0.00%
-5.00%
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021E
2022E
2023E
2024E
2025E
15.60%
24.70%
20.60%
20.50%
20.10%
8.40%
19.59%
18.50%
21.80%
25.80%
30.10%
12.50%
13.80%
14.80%
2.60%
2.00%
2.70%
-2.00%
4.30%
4.71%
5.01%
5.01%
5.40%
5.80%
6.00%
5.80%
5.50%
4.72%
Growth Rate of Global Medical Devices Market Size
Growth Rate of Medical Devices Market Size of China

The chart below demonstrates the percentage of the four categories of medical devices in China’s market.

China Market Share of Four Categories of Medical Devices in 2021

Low-value consumables 8%
IVD 11%
High-value consumables 24%
Medical equipment 57%
Medical equipment
High-value consumables
IVD
Low-value consumables

Source: iResearch, 2021 China Medical Devices Domestic Production Report

By the end of 2021, there were 35,573 medical devices manufacturers in China, including 19,569 manufacturers that can produce Class I devices, 13,971 manufacturers that can produce Class II devices, and 2,033 manufacturers that can produce Class III devices. Influenced by the COVID-19 pandemic, the demand for medical devices has grown rapidly, which lead to an increase in the number of medical device manufacturers and enhancement of production capacity.

Number of Medical Devices Manufacturers in China from 2015 to 2021

Unit: units
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
2,614
9,517
5,080
2,366
8,957
4,979
2,189
9,340
6,096
1,997
9,189
7,513
1,977
10,033
8,232
2,182
13,011
15,536
2,033
13,971
19,569
2015
2016
2017
2018
2019
2020
2021
Class I Medical Devices
Class II Medical Devices
Class III Medical Devices

Source: China Business and Industry Institute, Annual Summary: 2021 China Medical Devices Manufacturing Enterprises Data Analysis

By 2021, a total of 766,155 medical devices had been registered, with an average increase of 29,846 per year in the past five years, with a compound annual growth rate of 20.9%. From 2017 to 2021, the average cumulative increment of Class I devices was 22,643, and the average cumulative increment of Class II and III devices was 6,774 and 429, respectively. In 2021, the number of newly registered class I, II and III devices were 13,195, 75,234, and 11,339, respectively.

Due to the continuous expansion of the market and the industry improving innovation capability, the number and revenue of China’s medical devices manufacturers have steadily grown. By 2030, China’s medical device market is expected to exceed that of Europe and become the second largest market.

Challenges of China’s Medical Device Industry

Industry Concentration

According to Evaluate MedTech, the sales of the world’s top 20 medical devices manufacturers reached $342 billion, accounting for 54.5% of the total market size of medical devices at the end of 2020. The ratio of China’s medical device industry is relatively low, with the top 20 listed medical device manufacturers accounting for only 14.2% of the market.

Import Dependence and Domestic Production

According to the data provided by Qianzhan Industry Research Institute, at the end of 2020, high-end products accounted for 25% of China’s medical device market, and 70% of high-end products market was owned by foreign enterprises. These foreign enterprises specialize in production of imaging equipment and IVD, while China’s enterprises mainly produce medium and low-end products. Although a few devices, such as medical monitors, can be produced domestically, most high-end products are imported.

For the year of 2020, China imported 26,713 medical devices, which decreased by 1,904, or 6.7%, from the number of 2019. Among these imported products, 9,694 were Class I devices, 9,053 were Class II devices, and 7,966 were Class III devices.

By the end of 2020, the domestic production rate of 717 Class II medical devices reached over 70%, accounting for 64.54% of all Class II medical devices; the rate of 164 Class II devices was between 50% and 70%; and the rate of 170 Class II devices was less than 50%, accounting for 15.30%. There were 60 Class II devices relying solely on imports, accounting for 5.40%. More than 90% of Class II medical devices can be domestically manufactured, currently.

R&D investment

Although the ratios of R&D investment to revenue of China’s top medical device enterprises are similar to those of world’s leading companies, the investment of R&D of China’s companies are considerably less than those of world’s leading companies.

2021 R&D Investment of World’s and Chinese Leading Medical Device Companies

Rank	World’s Leading Companies	Revenue ($billion)	R&D Investment ($billion)	Ratio	Rank	Chinese Leading Companies	Revenue ($billion)	R&D Investment ($billion)	Ratio
1	Medtronic	30.11	2.33	7.7%	1	Mindray	3.74	0.37	9.99%
2	Abbott Laboratories	30.01	2.74	6.3%	2	Lepu	1.57	1.34	8.52%
3	Johnson & Johnson	27.06	14.71	15.7%	3	Wantai	0.85	0.10	11.86%
4	Siemens Healthineers	20.32	1.75	8.6%	4	Daan	1.13	0.08	6.64%
5	Becton Dickinson	20.25	1.24	6.1%	5	BGI	1.00	0.07	7.20%
6	Roche Diagnostics	19.19	13.71	21.8%	6	Autobio	0.56	0.07	12.77%
7	GE	17.72	2.50	3.5%	7	Truking	0.77	0.07	8.85%
8	Stryker	17.10	1.24	7.2%	8	Bluesail	1.20	0.06	5.41%
9	Philips Healthcare	14.94	2.04	10.5%	9	Orient Gene	1.50	0.06	4.21%
10	Boston Scientific	11.89	1.20	10.1%	10	Yuwell	1.02	0.06	6.17%

Source: TF Securities, 2021 Annual Report of Biomedical Industry

Opportunities and Challenges of China’s Medical Devices Industry

The future development of China’s medical device industry has the following auspicious factors: 1) industry expansion promoted by China’s medical policy reform and new medical infrastructures; 2) aging population leading to continuous growth of medical expenditure; and 3) the increase of per capita disposable income and the comprehensive coverage of medical insurance enhancing the payment capacity of medical and health services.

The challenges China’s medical device industry is facing include: 1) access barriers for distribution in foreign markets; 2) small scales and weak competitiveness of China’s medical device enterprises; 3) insufficient investment in R&D of China’s medical device enterprises; and 4) overcoming preferences for foreign medical devices.

BUSINESS

Our Mission

Our mission is to become a world-leading manufacturer of medical devices, and we are committed to providing professional and reliable medical devices to the world.

Overview

In furtherance of our commitment to providing professional and reliable medical devices, both domestically and internationally, our PRC operating subsidiaries specialize in the research, development, manufacturing, and sales of medical devices as follow:

Hangzhou Shanyou

Hangzhou Shanyou mainly manufactures and sells Class I and II medical devices, including endotracheal tubes, laryngeal mask airways, heat and moisture exchanging filters (HMEF), disposable breathing circuits, nebulizer kit, yankauer suction set, etc. In addition to Class I and II medical devices, Hangzhou Shanyou focuses on manufacturing and sales of hygiene products and disposable medical supplies as well, including a filtering half mask and a non-powered air-purifying particle respirator.

Additionally, it has retained the certificate of selling Class III disposable medical devices. As of the date of this prospectus, however, Hangzhou Shanyou has no sale activities for Class III disposable medical devices.

Hangzhou Hanshi

Hangzhou Hanshi mainly focuses on the sales of Class II medical devices.

Shanghai Chuqiang

Shanghai Chuqiang focuses on the sales of Class II medical devices.

Competitive Strengths

We believe that the following strengths contribute to our success and are the differentiating factors that set us apart from our peers:

•        A Deep Understanding of the Industry.    Our Chief Operating Officer, Baiming Yu, worked in a hospital as a doctor for nearly a decade, and he has been in the medical device industry for over two decades after he ended his medical practice in hospital. The three-decade experience furnish him with wide connections with people working in this industry, especially in Zhejiang Province, and an deep understanding of their specific needs for medical devices when providing medical services. Our subsidiary, which was founded by Mr. Yu in 2002, Hangzhou Shanyou has been manufacturing medical devices for over 20 years. Given our long-time operating history and interaction with our clients, including hospitals, pharmacies and other medical institutions, we have a deep understanding of the medical device industry, which enables us to develop and manufacture suitable and accommodative products tailored to the market. Meanwhile, our R&D department has recruited a number of experienced medical professionals with extensive research experience, knowledge of the latest market and clinical needs of medical devices and the ability to develop suitable products to serve the demands efficiently. For more information about our R&D professionals, please refer to “— Research and Development (R&D).”

•        Cost-effective Masks.    We have recently upgraded our production equipment and we are able to manufacture more cost-effective products as a result. After transforming our production lines into fully automated ones, and automatic headband mask machines are put into use, the mask production of each production line has increased from 5,000 per day to 20,000 per day, with consistent product quality, and has decreased the production cost. Due to the boost of production efficiency, we expanded our production scale and increased our profit margin.

•        Customized and Multifunctional Masks.    Masks have been a necessity since the outbreak of Covid-19, and the market expects more from them than their basic function. Hence, customized and multifunctional masks have become increasingly popular over the past couple of years. In Contrast with our competitors that primarily produce masks with the basic function of reducing virus spreading, since the second half of 2021, we have upgraded our equipment, developing new production lines to produce customized masks with new features, which also can be used in various scenarios. Examples are tight fit masks and foldable masks. For those who work in industries which have stricter hygienic requirements, we provide tight fit masks that reduce the gap between users’ faces and the masks, designed to decrease the possibilities of virus spreading. We also provide foldable masks which reduce condensation on users’ glasses.

•        Wide Distribution Network.    We maintain a wide distribution network which allows us to sell our products both domestically and internationally. For the fiscal year ended September 90, 2021, we have approximately 800 domestic distributors and 46 exporting distributors. With the help of our domestic distributors, we are able to sell our products in 32 provincial level administrative regions of China. Our exporting distributors span across six continents, through which we can sell our products in over 30 countries, including Australia, Brazil, France, Germany, India, Italy, Japan, Netherlands, Saudi Arabia, South Africa, South Korea, Spain, Switzerland, U.K. and U.S. For more information about our distribution network, please refer to “— Distribution Network.”

Our Growth Strategies

We intend to develop our business and strengthen brand loyalty by implementing the following strategies:

•        Continue to invest in our research and department team.    We believe that our success to date has in part resulted from our strong research and development capabilities. The R&D team consists of experienced medical professional background with extensive research experience, which allows us to introduce new and more advanced products at competitive prices. We believe the R&D team has strong professional capabilities and medical expertise. Please refer to “— Research and Development (R&D).” We plan to deepen our collaboration with medical institutions and invest additional capital in R&D on technology and new product to add new items to our product portfolio. Please refer to “Research and Development-Universities and Hospitals to Factories” for more details.

•        Expand our sales and distribution network.    We intend to expand our sales and distribution network to cover new geographic markets, especially those of emerging countries, and cultivate new market demands, to gain bigger market shares in medical consumables and medical equipment markets and access a broader range of customers. We expect to continue to expand our sales and distribution channels. In addition, we actively attend expos, professional forums and seminars to keep informed about market trends, which affords us an opportunity to interact with our customers and distributors to understand their needs and accommodate their orders.

•        Strengthen our quality control system and uphold our commitment to product quality.    We intend to uphold our commitment to product quality items to ensure consistently high standards throughout our operations. To reach this goal, we plan to continue to maintain and enhance our quality control systems across the entirety of our operations by replacing machines having a low degree of accuracy, organizing monthly training for employees in quality control departments, replacing disqualified suppliers, keeping track of developments of international, national, and local product quality standards, laws, and regulations, and increasing the frequency of quality inspection.

Our Revenue Model

We generate revenue through manufacturing and sales of medical devices under our own brands. For the fiscal years ended September 30, 2021 and 2020, we recognized $46,068,163 and $52,785,916 in revenue, respectively.

We sell medical devices, both domestically and internationally. For the fiscal years ended September 30, 2021 and 2020, the revenue of domestic sales was $43,093,090 and $46,980,732, accounting for 94% and 89%, respectively, of our revenue, and the revenue of international sales was $2,955,073 and $5,805,184, accounting for 6% and 11%, respectively, of our revenue.

We sell disposable medical devices through our direct sale channels and distributors. For the fiscal years ended September 30, 2021 and 2020, our sales were all through distributors, of which domestic distributors accounted for 20% and 15%, respectively, and exporting distributors accounted for 80% and 75%, respectively, of our revenue.

Our Products

In the Chinese market, our products are sold in 32 provincial-level administrative regions. Internationally, our products are exported to more than 30 countries in Asia, Africa, Europe, North America, South America, and Oceania.

Our current product portfolio sold internationally includes 1) Class I disposable medical devices, such as, medical face masks, artery compression tourniquets, endotracheal tube holders, intubating stylets, guedel airways, etc.; 2) Class II disposable medical devices, such as, disposable breathing circuits, laryngeal mask airways, endotracheal tubes, anesthetic kit, oxygen face masks, HMEF, anesthesia masks, laryngoscope blades, yankauer suction sets, and nasal oxygen cannulas; 3) other medical devices, such as KN95 masks and filtering half mask; and 4) medical innovative devices and equipment, such as visualized prostatic dilatation catheter.

As of the date of this prospectus, we have a total of 19 medical devices in our product portfolio. All of them are sold domestically and 15 of them are sold internationally.

Our 19 products for the fiscal years ended September 30, 2021 and 2020 were as follows:

Class Category	Product Name	Image	Own Brand/OEM	Use	% of Sales in 2021	% of Sales in 2020
Class I	Medical Face Masks		Own Brand/OEM	Protection, commonly used by healthcare staff.	59.15%	74.08%
/	FFP2 Masks		Own Brand	Protection, used by the general public.	22.53%	11.18%
Class I	Artery Compression Tourniquets		Own Brand	Stop bleeding.	6.63%	3.93%
Class II	Disposable Breathing Circuits		Own Brand/OEM	Conduct oxygen/anesthetic gases from machine to patient.	3.95%	2.68%
Class II	Laryngeal Mask Airways		Own Brand/OEM	Used as a temporary method to maintain an open airway.	2.25%	1.84%
Class II	Endotracheal Tubes		Own Brand/OEM	Maintain air passage during intubation.	1.83%	1.68%
Class I	Endotracheal Tube Holders		Own Brand/OEM	Fix an endotracheal tube and protect teeth.	1.1%	0.68%
Class II	Anesthetic Kit		Own Brand	Used during general anesthesia.	0.83%	0.58%

Class Category	Product Name	Image	Own Brand/OEM	Use	% of Sales in 2021	% of Sales in 2020
Class II	Face Masks		Own Brand/OEM	Transfer breathing oxygen gas from a storage tank to the patients’ lungs.	0.5%	2.6%
Class II	Filters/HMEF		Own Brand	Filter viruses and bacteria in the breathing circuits.	0.37%	0.2%
/	KN95 Masks		Own Brand	Protection, used by the general public according to Chinese standard.	0.36%	0.074%
Class II	Anesthesia Masks		Own Brand/OEM	Are used to deliver anesthetic gases of oxygen gases.	0.23%	0.19%
Class I	Intubating Stylets		Own Brand/OEM	Assist to intubate an endotracheal tube.	0.12%	0.07%
Class II	Laryngoscope Blades		Own Brand	Used to examine the larynx during intubation.	0.04%	0.032%
Class I	Guedel Airways		Own Brand/OEM	Maintain a patient airway.	0.04%	0.07%
Class II	Yankauer Suction Sets		OEM	Used for the removal of blood and liquids during surgery.	0.03%	0.074%
Class II	Nasal Oxygen Cannulas		OEM	Provide patients with supplemental oxygen.	0.03%	0.027%
Class II	SPO2 Sensor		Own Brand	Used for blood saturation monitoring.	0.03%	0%
Class II	Nasogastric Tubes		Own Brand	Feed and provide certain medications to people through the nose.	0.0036%	0.0013%

In addition to the above products, we are also dedicated to developing new products and technologies, to better accommodate the clinical needs and thus improve medical efficiency. The following product is the example of our latest development.

Visualized Prostatic Dilatation Catheter

Visualized prostatic dilatation catheter is a treatment for patients with benign prostatic hyperplasia. It dilates the hyperplastic prostatic tissue physically while observing the dilatation effect through endoscope. This technology is painless, operation-free, and minimally invasive, without any sequela, which can reduce the operation risk and improves the operation efficiency. The technology has following comparative advantages:

•        It replaces the traditional spherical balloon with a columnar balloon which permits the prostate to be compressed more evenly. In addition, the product only dilates the hyperplastic prostate tissue, causing less damage to the urethral mucosa, thus the urethral mucosa will be repaired quickly after operation. In combination, the foregoing features may enhance therapeutic effects with limited complications;

•        The product maintains the position firmly after the dilatation; therefore, it can ensure the dilating effect and stop bleeding by compression. In this way, it releases the external sphincter, and prevents urinary incontinence and massive hemorrhage as well; and

•        The operation process only takes about 15 minutes. During the operation, the water balloon is compressed reducing the likelihood of hemorrhages.

We expect to secure the production license of this product before September 2022 and, if timely approved, we begin to sell it in the fourth quarter of 2022.

Manufacturing

Our production lines are all located at our facilities in Hangzhou, Zhejiang Province, the PRC. We produce products and stock inventory of raw materials, components and finished goods at our facilities pursuant to the market demand, orders we receive or plan to receive, our production plan and capacity, and procurement information from our distributors. Our production model is as follows:

Sales deparment receives orders
Purchasing department purchase raw materials and components
Manufacturing/ assmbly process is conduced under the supervision of the quality control team
Products Inspection
Products Packaging
Deliver to the customers

This production process is subject to continuous review and monitoring by the quality control team to ensure that finished products are of the highest quality and meet customer requirements and ISO 13485 medical device quality management systems standard.

ISO 13485 is a widely used international standard for quality management of the medical device industry. Issued by the International Organization for Standardization (ISO), the ISO 13485 standard is an effective solution to meet the comprehensive requirements for a quality management system in the medical device industry.

In order to the maintain product safety and a high standard of product quality, we implement a strict set of quality control policies and inspection protocols. These policies and protocols are enforced by our quality control team, senior management and officers along every step of the production to post-production process.

Certification of Production and Products

As a medical device manufacturing and sales company, we are subject to extensive government regulation and supervision in China. Pursuant to PRC laws, we must obtain production license or filing for Class I and II disposable medical devices, operation license for Class III disposable medical devices, and filing or registration certificates for Class I and Class II disposable medical devices. As of the date of this prospectus, we own all such licenses and certificates in China. Specifically, we own a License of Production of Medical Devices, a Registration Certificate of Production of Class I Medical Devices, Registration Certificates for 17 Class II medical devices and the Filing of one Class I medical device.

The National Medical Products Administration of the State Council is responsible for developing the classification rules for medical devices and maintaining catalogues of classified devices. Based on information on the production, distribution and use of medical devices, the National Medical Products Administration of the State Council analyzes and evaluates the risk levels of medical devices and adjusts the classification rules and classification catalogues.

“Class I” medical devices in China refer to medical devices with low risk, whose safety and effectiveness can be guaranteed through routine administration. Record-filing parties of domestic Class I medical devices shall submit record-filing materials to the drug regulatory authorities at the level of city divided into districts.

“Class II” medical devices in China refer to medical devices with medium risk, whose safety and effectiveness can be ensured by strict control, examination, and administration. Domestic Class II medical device shall be examined by the drug regulatory authorities of provinces, autonomous regions and centrally-administered municipalities which shall issue the Medical Device Registration Certificate upon approval after examination.

“Class III” in China refer to medical devices with high risk, whose safety and effectiveness can be ensured by strict control, examination, and administration through special measures. Domestic Class III medical devices shall be examined by the National Medical Products Administration (“NMPA”), which shall issue the Medical Device Registration Certificate upon approval after examination. The registration certificate for a medical device is valid for five years and the registrant shall apply to the original registration departments for renewal at least six months prior to its expiration date.

Our Customers

We have three types of customers, i) direct end-user customers, which include hospitals, pharmacies, and medical institutions, ii) domestic distributor customers that distribute our products to end-user customers in China, and iii) export distributor customers that distribute our products to end-user customers in Asia, Africa, Europe, North America, South America, and Oceania. The top ten countries and regions outside of China where our products are sold are Saudi Arabia, Germany, Switzerland, Hong Kong, France, Poland, Netherlands, Mexico, Romania, and Russia.

As of September 30, 2021, we had a total of 1,167 customers, of which 202 were direct end-user customers, 853 were domestic distributor customers, and 112 were export distributor customers.

Distributors usually purchase products from us at a lower price and then resell our products to end customers, both domestically and internationally, at a comparatively higher price and earn the price difference. We source our distributors through multiple channels: (i) industry exhibitions/expos, (ii) online platform, and (iii) distributors’ direct contact. For the fiscal year ended September 30, 2021 and 2020, we had a total of 800 and 530 domestic distributor customers, and 46 and 57 are export distributor customers, respectively.

For the fiscal year ended September 30, 2021, our top three customers accounted for 49%, 15%, and 2%, respectively, of the revenue. For the fiscal year ended September 30, 2020, our top three customers accounted for 12%, 12%, and 9%, respectively, of the revenue.

We source our customers through multiple channels: (i) referrals from our present customers, (ii) industry exhibitions/expos such as China International Medical Equipment Fair, and (iii) provincial medical conferences.

Through our distribution network, our products are sold to our customers at all levels in China, and other countries and regions in Asia, Africa, Europe, North America, South America, and Oceania. We target our overseas customers mainly via exporting distributors and exhibitions. In order to market our products, gain more market share and secure more quality customers, we frequently participate in, and promote our products at, specific medical device exhibitions/expos.

We do not have long-term written sales agreements with our direct-end user customers. Each direct-end user customer sale is typically governed by a brief purchase-order based sales agreement. The key terms of the sales agreements with direct-end user customers (including those agreements with our top customers) include:

•        the product’s name, type, quantity, and price;

•        quality standard — medical device qualifications, including business license, medical device production and operation licenses, medical device registration certificates, inspection report, etc.;

•        delivery time, method and payment terms;

•        breach of contract terms, including remedies, such as refunds and return of products (e.g., direct-end user customers are entitled to refunds and may return the product if the wrong product is delivered or the product does not meet agreed upon quality standards);

•        shipping costs, which are typically borne by the seller; and

•        dispute solutions, including bringing a lawsuit at the local court where the direct-end user customers are located, if negotiations are unsuccessful.

We have no offices or subsidiaries in foreign countries and currently have no intention to establish any offices in foreign countries in the future. In the course of dealing with overseas customers, we have maintained stable business relationships, however, such business relationships are not memorialized in any long-term agreements, but are rather provided for in short-form order sheets. In respect of our international sales, the risk of loss is borne by our customers upon delivery of the products.

In addition, in our course of dealing with the local distributors overseas, such distributers undertake all obligations with respect to the local rules and regulations and taxes regarding the importation of medical products.

We face an inherent risk of liability claims or complaints from our customers. When our products are found to be defective, we are required to recall the products according to usage of trade. When our customers file product liability claims against us, conflict of laws and product liability laws of the countries or regions where they are located are applicable. Jurisdiction is determined by the sales agreements, and laws of the countries or regions where our customers are located will determine the issue if the sales agreements are absent of jurisdiction selection clauses.

As of the date of this prospectus, we are not aware of any warnings, investigations, prosecutions, disputes, claims or other proceedings in respect of medical devices we manufacture or distribute overseas, nor have we been penalized or can foresee any penalties to be made by any overseas jurisdiction with respect to medical device safety.

Please Refer to “— Marketing and Sales — Distribution Network” for more details about our business and sales agreements with our distributor customers.

For the fiscal year ended September 30, 2021 and 2020, the revenue generated from our domestic direct end-user customers and domestic distributor customers amounted to $43,093,090 and $46,980,732 respectively, constituting 94% and 89%, respectively, of our total revenue, with overseas direct end-user customers and overseas distributor customers accounting for $2,955,073 and $5,805,184, respectively, constituting 6% and 11%, respectively, of our total revenue.

Our Suppliers

We source our suppliers through multiple channels: (i) industry exhibitions/expos, (ii) online platform, and (iii) suppliers’ direct contact.

Our suppliers are those providing raw materials for the manufacturing of the products.

Our raw and auxiliary materials include meltblown, non-woven fabrics, steel spring, OPP membrane, methyl silicone oil, etc. All of which are purchased from certified and qualified suppliers in China. Our raw materials supply has been very stable for many years and are easily sourced due to our geographical location. The prices of raw materials are not volatile and they, along with our supply chain, are not impacted by the recent conflict between Russia and Ukraine. At the beginning of 2020, the price of mask raw materials surged and the logistics were affected by the Covid-19 pandemic, but due to the fact that Jiangsu province and Zhejiang province, where we are located and conducted business, are the core supply areas of mask raw materials and the pandemic was effectively controlled in these areas, our company had sufficient raw materials and the prices were not materially impacted.

As of the date of this prospectus, we have a total number of 222 suppliers. Although we can utilize any supplier we determine, we believe that we established healthy and stable relationships with our significant suppliers through years of cooperation. These significant suppliers, in the aggregate, accounted for over 30% of our raw material purchases for the fiscal year ended September 30, 2021 and 2020. For the year ended September 30, 2021, our top three significant suppliers represented approximately 18%, 16%, and 5% of our total purchase respectively. For the year ended September 30, 2020, our top three significant suppliers represented approximately 14%, 6%, and 5% of our total purchase, respectively. There are no minimum purchase requirements with any of the suppliers, including these significant ones. Each supplier order is typically governed by a brief purchase-order based purchase agreement. The key terms of the supplier purchase agreements (including those agreements with our significant suppliers) include:

•        the product’s name, type, quantity, and price;

•        quality terms which are typically expressed with reference to national or industry standards;

•        delivery time, method and payment terms. Shipping costs are the responsibility of the supplier; and

•        breach of contract terms, including refund and return of products, compensatory damages. If the supplier cannot deliver the product within the time agreed, or if the products do not meet the stated quality standard, the supplier must compensate us for losses caused, including treble damages if the products are defective or counterfeit. In the event we cannot pay timely, liquidated damages are due to the supplier.

Marketing and Sales

We market and sell our products through multiple channels: (i) through our sales team, and (ii) through distribution network, including our domestic and export distributors.

Our Sales Team

As of the date of this prospectus, we have a sales team of 20 employees. Our sales team provides us with direct access to our customers and is capable of promptly addressing our customers’ needs. There are four employees providing customer support and service, and the remaining are divided into three teams, with four to five people per team, responsible for the sales in three major regions of China, namely the northern, the southern, and the eastern China. We plan to double the size of our sales team to cover all of the provinces in China before September 30, 2022.

Our sales team promotes our products in the following ways: (i) advertising on search engine websites such as Baidu and 360; (ii) participating in online bidding on the provincial drug procurement platforms; (iii) attending exhibitions and expos; (iv) attending medical conferences and introducing our products; (v) developing business relation with local distributors and promoting our products; (vi) conducting online searches to obtain public information of potential customers from enterprise yellow pages or enterprise official websites, establishing contact with them by ascertaining their product demand and purchasing intention via telephone calling or social media applications, such as WeChat and QQ.

The compensation package for our sales team includes vacation, social insurance, fixed base salaries and commissions based on the revenue or collection they achieve. We provide our sales team with regular training and internally developed systems to assist them in quickly becoming proficient and productive sales personnel. The employment agreements with our sales team members include, contract period (fixed time or indefinite duration), job description, occupational hazard protection, termination provisions (termination at will is prohibited), and compliance with Labor Law of the People’s Republic of China and Labor Contract Law of the People’s Republic of China.

Distribution Network

Our domestic distributors cover 32 provincial-level administrative regions of PRC for the resale of our products in the Chinese market. They market and distribute our products in the regions where they located and secured approximately 440 and 330 domestic customers for us during the fiscal years ended September 30, 2021 and 2020, respectively, including hospitals and medical institutions.

Our exporting distributors can be classified into two categories: those located outside of China that only distribute our products internationally, and those located in China that distribute our products, both domestically and internationally. The total number of direct and indirect customer relationships established overseas through our exporting distributors was approximately 100 as of September 30, 2021.

We do not have long-term written agreements with our distributors. Each distributor order is typically governed by a brief purchase-order based sales agreement. The key terms of the distributor purchase agreements include:

•        the product’s name, type, quantity, and price;

•        qualifications: including business license, medical device production and operation licenses, medical device registration certificates, and inspection report. (The absence of any of these qualifications will result in termination of the agreements);

•        delivery method and payment terms: shipping costs are typically borne by us and payment shall be made before delivery;

•        risk of loss: risk of loss is typically borne by us until delivery;

•        breach of contract terms, including refunds and return of products (e.g., distributors are entitled to refunds and may return a product if the wrong product is delivered, or the product does not meet agreed upon quality standards); and

•        dispute solutions, including bringing a lawsuit at the local court where the distributors are located.

Research and Development (R&D)

We invest in R&D, aiming to develop new products and improve our existing products to accommodate the market needs. Our R&D expenses totaled approximately $186,446 and $797,382 for the fiscal years ended September 30, 2021 and 2020, respectively. R&D expenses mainly consist of applicable personnel, design, sample manufacturing and materials expenses. As of the date of this prospectus, we have a total of 4 employees in the R&D department.

We expect that the R&D expenses will increase significantly in the future, as we continue to develop new products, enhance our existing products and technologies, and perform activities related to obtaining additional regulatory approval.

We adhere to a market-oriented R&D approach and actively cooperate with universities, hospitals, medical institutions, and distributors in sorting out their R&D orientation based on the real market demand. Our market-oriented R&D approach includes the following:

•        Independent R&D.    We place great emphasis on independent R&D. For the fiscal years ended September 30, 2021 and 2020, we invested $186,446 and $797,382 in purchasing tooling, equipment, raw materials, and paying researchers’ salaries, accounting for 0.41% and 1.52% of our total revenue, respectively. We placed more capital in areas such as marketing and production capacity expansion, rather than R&D, and therefore there was a drop of investment in 2021. We have expanded our R&D department since 2022 and searched for new research fields, and hence we expect to increase our ratio of R&D investment to revenue to 6% to 10% in the following three years. Visualized prostatic dilatation catheter is the latest products of our research team.

•        Universities and Hospitals to Factories.    A lot of universities and hospitals have research centers, where they develop and patent certain R&D results. We from time to time communicate with their research personnel and keep ourselves informed of their latest R&D and patents, and if needed by our customers, purchase patents from them and research, develop and manufacture products with such patents. For instance, Hangzhou Shanyou entered into a patent transfer agreement with The Second Hospital of Jiaxing City on April 1, 2021, in which the hospital agreed to transfer to Hangzhou Shanyou a patent of a cuff device for endotracheal intubation, which can automatically inflate and deflate and monitor the pressure of columnar balloon, for a consideration of RMB60,000. In addition, Hangzhou Hanshi entered into a patent transfer agreement with The Second Affiliated Hospital Zhejiang University School of Medicine on December 1, 2019, in which the hospital agreed to transfer to Hangzhou Hanshi a patent of a new type expanded visualized prostatic dilatation catheter, for a consideration of RMB283,500.

•        Customers’ Feedback from Sales Representatives and Distributors.    Sales representatives and distributors receive feedback and proposals from end-users from time to time. We review the feedbacks and proposals on a regular basis. Prior to developing a product improvement or new product, we assess end-users’ feedbacks from our sales representatives and distributors in order to better identify the changing needs and demands of end-users.

As of the date of the prospectus, we have 33 registered patents in China. Faced with the ever-changing market demands, we continue to invest in acquiring new patents and technologies that are tailored to the market’s fast changing requirements.

Competition

The medical device industry is intensely competitive, subject to rapid change and significantly affected by new product introductions and other market activities of industry participants. We compete or plan to compete with manufacturers of disposable medical devices. Some of these competitors are large, well-capitalized companies with greater market share, resources and experience than we have. As a consequence, they are able to spend more on product development, marketing, sales and other product initiatives than we can. We also compete with smaller medical device companies that have only one product or a limited range of products. Our current competitors include Henan Tuoren Medical Device Co., Ltd., Guangzhou Weili Medical Device Co., Ltd., and Zhejiang Sujia Medical Device Co., Ltd. We compete based on factors such as price, value, customer support, brand recognition, reputation, and product functionality, reliability, and compatibility.

Although there can be no assurance that we will be able to continue to compete successfully in the future, we believe that we can compete successfully with these companies by offering products of better quality at comparable prices.

Quality Control

Medical device are medical products directly applied to the human body, which is closely related to the life and health of users. Quality and safety are always our core value. Reliable, safe and stable product quality is an important driving factor for maintaining market competitiveness. Through long-term business dealings with major hospitals and medical institutions across China, we believe that we have developed a sophisticated quality control management system in accordance with the requirements of Chinese laws and regulations.

Our quality control management system fully covers the whole process of manufacturing, which consists of three parts: raw materials inspection, production check, and product examination.

Raw materials are inspected when they arrive our manufacturing facilities. Our inspectors check their names, sizes, models, quantities, packaging, and supplier qualifications, to make sure they are in accordance with the purchasing order or receipt. After the materials pass the inspection, our inspectors put them on record and issue a notice of inbound, suggesting them to be put in storage. Our quality control managers check the raw materials again, and review the record and notice, granting approval for storage if the materials are compatible with the description of the record and notice.

We have made process flow diagrams for all our products, specifying technological parameters and critical parts for quality control. Quality examiners will inspect the production process, to confirm if the production strictly follows the diagrams.

We inspect all our products before shipping them to customers. The followings will be checked and examined after production and before we ship our products to customers: 1) whether the production strictly follows the procedures listed on the process flow diagram; 2) whether key and/or special processes of production are verified; 3) whether modifications of production assignments, raw materials, and production techniques, if applicable, are made according to instructions; 4) whether all raw materials are checked, including their names, sizes, models, quantities, packaging, and supplier qualifications.

We prioritize product quality management. We are committed to strengthening the professional ethics and cultivating quality consciousness of our employees and forming a strict quality management system, which we believe is in line with international standards.

Our quality control management programs have earned us a number of quality-related manufacturing designations. In 2020, we received European Union’s CE certification, allowing certain of our products (such as endotracheal tubes, laryngeal mask airways, laryngoscope blades, face masks and suction catheters) to be sold in Europe.

In the same year, we also received ISO 13485 system certification for over 20 products, including nasogastric tubes, catheter mounts, intubating stylets, artery compression tourniquets, and endotracheal tube holders, demonstrating our ability to provide such safe and high-quality medical devices that meet ISO requirement.

In 2022, We also registered 17 products with the FDA (registration number: 3007127332), including a surgical respirator, nasal oxygen cannula, reservoir bag and nasopharyngeal airway, allowing our products to enter the U.S. market. We have 17 products that have passed the inspections administered by the local authorities in Zhejiang province and obtained the registration certificates. Other products have also passed relevant inspections. Our surgical respirator is listed with FDA (listing number: D380459), and both our medical mask and protective mask are CE marked.

However, despite our quality control management system, we cannot eliminate the risks of errors, defects, or failures. We may fail to detect or cure defects as a result of a number of factors, many of which are outside our control, including:

•        technical or mechanical malfunctions in the production process;

•        human error or malfeasance by quality control personnel;

•        tampering by third parties; and

•        defective raw materials or equipment.

Failure to detect quality defects in our products could result in patient injury, customer dissatisfaction, or other problems that could harm our reputation and business, expose us to liability, and adversely affect our revenue and profitability. Relevant PRC laws and regulations were formulated to strengthen the administration of rules pertaining to product quality, as well as to clarify the rules on product liability, protect consumers and maintain social and economic order. Products offered for sale in China must meet the relevant quality and safety standards. Violations of state or industrial standards for health, safety and any other related violations may result in civil liabilities and penalties, such as compensation for damages, fines, suspension, or shutdown of business, as well as confiscation of products illegally produced for sale and the sales proceeds of such products.

On December 9, 2019, Hangzhou Shanyou was required to recall a batch of disposable breathing circuits and arrange internal rectification, for the connection part is insufficiently welding at the machine end and the circuit has not passed the leakage test. Hangzhou Shanyou have recalled all the involved batch and arrange the internal rectification. After investigation and evaluation, Hangzhou Shanyou confirmed the involved product would not cause harm to human health and all the goods were disposed.

On November 16, 2020, Hangzhou Shanyou was required to recall 20,000 disposable medical masks by Heilongjiang Provincial Drug Administration, for the mask strings failed to comply with elastic requirement. Hangzhou Shanyou recalled the involved batch of masks.

Our products are subject to various laws and regulations relating to medical devices with various requirements in details, including but not limited to the registration and filings of medical devices, the production and operation license, the production and quality management. Although we endeavor to stay in compliance with such laws and regulations, we cannot assure you that we comply with relevant laws and regulations at all times. Any such failure may have a material and adverse effect on our business, financial condition, and results of operations.

As of the date of the prospectus, we are not aware of any other investigations, prosecutions, disputes, claims or other proceedings in respect of quality issues, nor have we been penalized additionally or can foresee any penalty to be made by any related PRC government authorities.

Environmental Matters

Our production activities are governed by PRC laws and regulations. The wastewater our PRC subsidiaries generate is sanitary wastewater, which can be disposed directly into municipal pipelines. The corner wastes generated are cleaned and collected by the cleaning personnel on time, and transported to the municipal garbage disposal site for treatment by the local sanitation department. Solid wastes generated during operation are collected and sent to relevant manufacturers for recycling. If new products are developed in the future, we will take corresponding environmental protection measures according to relevant laws and regulations.

As of the date of this prospectus, except as disclosed in this prospectus, we are not aware of any warning, investigations, prosecutions, disputes, claims or other proceedings in respect of environmental protection, nor has it been punished or can foresee any punishment to be made by any government authorities of the PRC.

Employees

As of September 30, 2021, 2020 and 2019, we had a total of 214, 300 and 185 full time employees, respectively. The following table sets forth the number of our full-time employees categorized by areas of operations as of September 30, 2021:

Function/Department	Number
Manufacturing	116
Research and Development	4
General	57
Sales and Marketing	28
Management	9
Total	214

Our success depends on our ability to attract, motivate, train and retain qualified personnel. We believe we offer our employees competitive compensation packages and an environment that encourages self-development and, as a result, have generally been able to attract and retain qualified personnel and maintain a stable core management team.

As required by PRC laws and regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including, among other things, pension, medical insurance, unemployment insurance, maternity insurance, on-the-job injury insurance, and housing fund plans through a PRC government-mandated benefit contribution plan. We are required under PRC laws to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees.

We believe we maintain a good working relationship with our employees, and we have not experienced any material labor disputes. None of our employees is represented by a labor union.

Properties

Our PRC headquarters, manufacturing facilities and office spaces are located in Hangzhou, Zhejiang Province, and Shanghai, the PRC.

Properties We Own

We own the premises of our headquarters, manufacturing facilities and office spaces, which cover an aggregate building area of approximately 348,049 square feet, with the breakdown set for in the below table:

Description/Use	Owner	Location	Area (square feet)
Office space & manufacturing facility	Hangzhou Shanyou	No.138, Building 1 – 3, Louta Town, Xiaoshan District, Hangzhou	97,003
Manufacturing facility	Hangzhou Shanyou	No.138, Building 5, Louta Town, Xiaoshan District, Hangzhou	103,780
Manufacturing facility	Hangzhou Shanyou	No.138, Building 6, Louta Town, Xiaoshan District, Hangzhou	147,266
Total			348,049

Properties We Lease

In addition to the above-mentioned properties we own, we currently lease several properties in Hangzhou and Shanghai for an aggregate area of approximately 76,557 square feet for our manufacturing facilities and office spaces.

The breakdown of the leased properties is as follows:

Lessor	Lessee	Location	Area (Square Feet)	Annual Rent	Term	Use
Hangzhou Tianxia Weaving Co., Ltd.	Hangzhou Shanyou	Guancun Village, Louta Town, Xiaoshan District	21,528	$86,888 (RMB280,000.00)	December 1, 2021 to May 31, 2022(1)	Sterilization workshop and warehouse
Guancuncun Village Committee	Hangzhou Shanyou	Development District	9,821	$850 (RMB5,480.00)	January 1, 2020 to December 31, 2022	Warehouse
Louta Town Village Committee	Hangzhou Shanyou	Development District	45,208	$1,955 (RMB12,600.00)from January 1,2011 to December 31, 2013 $3,910 (RMB25,200.00) from January 1, 2014 to December 31, 2027	January 1, 2011 to December 31, 2027	Warehouse
Ailiu Real Estate Co., Ltd.	Shanghai Chuqiang	Caojing Town, Jinshan District, Shanghai	107.6391	$372 (RMB2,400.00)	February 27, 2018 to February 26, 2028	Office

____________

Note:

(1)      negotiations for extension remains ongoing with the lessor.

Our manufacturing facilities, located in No.138, Louta Town, Xiaoshan District, Hangzhou, has a capacity of 200 workers, and its annual production capacity is demonstrated in the following table:

Medical Devices	Number (thousand)
Anesthetic Kits	200
Endotracheal Tube Holders	1,500
Disposable Breathing Circuits	1,000
Nasogastric Tubes	200
Foreskin Circumcision	500
Artery Compression Tourniquets	1,000
HMEF	500
Intubating Stylets	500
SPO2 Sensor	500
Anesthesia Masks	200
Guedel Airways	2,000
Nasal Oxygen Cannulas	1,500
Yankauer Suction Sets	500
Oxygen Transferring Masks	5,000
Nebuliser Masks	15,000
Wireless Analgesic Pumps	50
Masks	474,500

Intellectual Property

Our business is dependent on a combination of trademarks, patents, domain names, and other proprietary rights in order to protect our intellectual property rights. As of the date of this prospectus, we have 3 registered trademarks, 33 registered patents and one domain name in the PRC.

Trademarks

Set forth below is a detailed description of our registered trademarks:

Country	Trademark	Trademark Registration No.	Trademark Name	Trademark Registration Date	Trademark Classes	Trademark Owner	Trademark Term
China		3496763	Work 沃克	09/21/2004	10	Hangzhou Shanyou	09/21/2004 – 09/20/2024
China		45207397	Work 沃克	04/07/2021	10	Hangzhou Shanyou	04/07/2021 – 04/06/2031
China		36105130	Botailong 博泰龙	11/28/2019	10	Hangzhou Shanyou	11/28/2019 – 11/27/2029

Patents

Set forth below is a detailed description of our registered patents:

Country	Patent No.	Patent Name	Patent Publication Date	Patent Type	Patent Validity Period
China	ZL201822130552.0	A carbon dioxide absorption tank 1	07/31/2020	Utility model	12/18/2028
China	ZL201520791869.2	An arterial compression hemostat	03/02/2016	Utility model	10/14/2025
China	ZL201921646935.1	A new-type scalpel handle	12/18/2020	Utility model	09/29/2029
China	ZL202021230684.1	A new-type hemostatic forcep	05/25/2021	Utility model	06/29/2030
China	ZL201921647024.0	A new-type placenta dissector	07/28/2020	Utility model	09/29/2029
China	ZL201921319625.9	A new-type umbilical cord clamp	07/31/2020	Utility model	08/14/2029
China	ZL202021052943.6	A new-type anti-allergy mask	04/09/2021	Utility model	06/10/2030
China	ZL202021230920.X	A new-type vaginal dilator	05/25/2021	Utility model	06/29/2030
China	ZL202021234136.6	A hemostatic forcep	07/27/2021	Utility model	06/29/2030
China	ZL201320572059.9	An Endotracheal Intubation Fixer	03/05/2014	Utility model	09/16/2023
China	ZL201921318999.9	An umbilical cord clamp	07/31/2020	Utility model	08/14/2029
China	ZL201420551581.3	An intelligent detection device for infusion pump	01/14/2015	Utility model	09/24/2024
China	ZL202021356035.6	A protective mask	05/25/2021	Utility model	07/10/2030
China	ZL201921318928.9	An anti-stripping umbilical cord clamp	07/31/2020	Utility model	08/14/2029
China	ZL201720309471.X	Carbon dioxide absorber and anesthesia machine	09/28/2018	Utility model	03/28/2027
China	ZL201720252978.6	Check valve and medical instrument 1	10/27/2017	Utility model	03/15/2027
China	ZL201720253128.8	Check valve and medical instrument 2	10/13/2017	Utility model	03/15/2027
China	ZL201530411996.0	Compression hemostat	04/13/2016	Appearance design	10/23/2025
China	ZL201921648976.4	Safe umbilical cord cutting forcep	07/28/2020	Utility model	09/29/2029
China	ZL201721459172.0	Hemostat and hemostat module	06/28/2019	Utility model	11/03/2027
China	ZL201921650426.6	Placenta dissector	07/28/2020	Utility model	09/29/2029
China	ZL202021231024.5	Umbilical cord ligation ring	07/27/2021	Utility model	06/29/2030
China	ZL201930731098.1	Prostate dilatation catheter (one balloon)	10/30/2020	Appearance design	12/26/2029
China	ZL201922387773.0	A prostate dilatation catheter	02/02/2021	Utility model	12/26/2029
China	ZL202021229961.7	A new-type umbilical cord ligation ring	07/27/2021	Utility model	06/29/2030
China	ZL202022331716.3	An umbilical cord ligation ring for newborn	09/28/2021	Utility model	10/19/2030
China	ZL201922420338.3	A new-type prostate dilatation catheter	02/02/2021	Utility model	12/26/2029
China	ZL202022231860.X	A new type of protective mask	12/3/2021	Utility model	10/09/2030

Country	Patent No.	Patent Name	Patent Publication Date	Patent Type	Patent Validity Period
China	ZL202022333040.1	A kind of expansion forceps for spreading umbilical cord loop	11/03/2021	Utility model	10/19/2030
China	ZL202022374054.8	An umbilical cord ligature	11/30/2021	Utility model	10/22/2030
China	ZL202022374829.1	A new type of umbilical cord ligation ring for newborns	11/30/2021	Utility model	10/22/2030
China	ZL201920630410.2	A tracheal intubation can automatically inflate and deflate monitoring pressure cuff device	04/04/2020	Utility model	05/06/2029
China	ZL201821836490.9	A visualized prostate dilator	05/22/2020	Utility model	11/08/2028

Domain Name

We own a Certification of Global Top Level Doman Name of “hzsy120.com”, with a registration date of August 15, 2003 and an expiration date of August 15, 2031.

Insurance

We provide social security insurance including pension, medical insurance, unemployment insurance, maternity insurance, on-the-job injury insurance and housing fund plans through a PRC government-mandated benefit contribution plan for our employees. We do not carry any key-man life insurance, product liability and professional liability insurance. We have not purchased any property insurance or business interruption insurance. We have determined that the costs of insuring for related risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical. We consider our insurance coverage to be sufficient for our business operations in China. Please refer to “Risk Factors — Risks Related to Our Business and Industry — We may incur liabilities that are not covered by insurance, which could expose us to significant costs and business disruption” on page 38.

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. From time to time, we may be subject to various claims and legal actions arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention. Furthermore, as of the date of this prospectus, we are not a party to any international claims or litigation with respect to defective products or other matters.

REGULATIONS

This section summarizes the principal PRC laws, rules and regulations relevant to our business and operations. This summary does not purport to be a complete description of all laws and regulations, which apply to our business and operations. Investors should note that the following summary is based on relevant laws and regulations in force as of the date of this prospectus, which may be subject to change.

The Classification, Registration and Filing of Medical Devices

According to the Regulations on the Supervision and Administration of Medical Devices (as amended in 2021) (the “2021 Medical Device Regulation”) which was promulgated by the State Council on February 9, 2021 and took effect on June 1, 2021, the China Food and Drug Administration (“CFDA”), now known as the NMPA, is in charge of the national supervision and administration of medical devices. The relevant departments under the State Council shall be responsible for the supervision of medical devices within their respective scope of authorities. The food and drug supervision and administration departments of the local governments at the county level and above are responsible for the supervision and administration of medical devices within their own administrative districts.

In China, medical devices have been classified into three categories based on the degree of risk. Class I medical devices shall refer to those devices with low degree of risk and whose safety and effectiveness can be ensured through routine administration. Class II medical devices shall refer to those devices with medium degree of risk and whose safety and effectiveness shall be strictly controlled and administered. Class III medical devices shall refer to those devices with high degree of risk and whose safety and effectiveness must be strictly controlled and administered with special measures.

The products we currently produce and sell in China are Class I and Class II medical devices. As of the date of this prospectus, the PRC subsidiaries have complied with the relevant laws and regulations regarding the production and sale of medical devices in all material aspects, and each of the PRC subsidiaries has obtained the licenses required for their respective business operations in accordance with relevant regulations.

Furthermore, according to the 2021 Medical Device Regulation, enterprises that export medical devices should ensure that the exported medical devices meet the legal requirements of the importing country or region.

Pursuant to the Measures for the Administration of Registration and Record-filing of Medical Devices promulgated by the State Administration for Market Regulation (“SAMR”) on August 26, 2021 and came into effect on October 1, 2021, Class II and Class III medical devices are subject to product registration management. Class I medical devices are subject to product filing management. Record-filing parties of domestic Class I medical devices shall submit record-filing materials to the drug regulatory authorities at the cities with subordinate districts. Domestic Class II medical device shall be examined by the drug regulatory authorities of provinces, autonomous regions and centrally-administered municipalities which shall issue the Medical Device Registration Certificate upon approval after examination. Domestic Class III medical devices shall be examined by the NMPA which shall issue the Medical Device Registration Certificate upon approval after examination. The registration certificate for a medical device is valid for five years and the registrant shall apply to the original registration departments for renewal at least six months prior to its expiration date.

According to the Measures for the Administration of Registration and Record-filing of Medical Devices, the clinical evaluation shall be conducted for the registration or record-filing of medical devices, except for circumstances specified under any of the following circumstances: (i) the medical device has a clear working mechanism, finalized design and mature production process, and the marketed medical devices of the same kind have been used in clinical application for years (number unspecified) with no record of serious adverse events, and does not change the general purpose of the medical device; or (ii) any other circumstance where the safety and effectiveness of the medical device can be proved through non-clinical evaluation. On September 16, 2021, the NMPA issued its Announcement on Issuing Catalog of Medical Devices Exempted from Clinical Evaluation, which came into effect on October 1, 2021.

For certain Class III medical devices that are subject to clinical trials with high risk to the human body, approval from the NMPA is required before clinical trials. On September 14, 2020, the NMPA issued the Notice on the List of Class III Medical Devices Subject to Clinical Trial Approval (2020 Revision), which revised the original List of Class III Medical Devices Subject to Clinical Trial Approval and came into effect on September 14, 2020.

According to the Measures for the Administration of Registration and Filing of Medical Devices, the registrants of medical devices shall take the initiative to carry out post-marketing research, further confirm the safety, effectiveness and quality controllability of the medical devices and strengthen the continuous management of the medical devices on the market. In case of any substantial change of the designs, raw materials, production technologies, scopes of application and application methods, etc., of the registered medical device products of Class II or Class III, which may affect the safety or effectiveness of such medical devices, the registrants shall apply to the original registration departments for changing registration.

In addition, Measures for the Administration of Registration and Record-filing of Medical Devices provide details on other aspects such as product development and manufacturing, clinical evaluation, registration system verification, product registration, change of registration, renewal of registration, product filing, etc. It also states special registration procedures, such as the innovative product registration procedure, the priority registration procedure, the contingency registration procedure, etc.

Production and Quality Management of Medical Devices

Pursuant to the 2021 Medical Devices Regulation and the Administrative Measures of Production of Medical Devices (2017), promulgated by the CFDA, amended and effective from November 17, 2017, a producer of medical devices shall satisfy the following conditions: (i) possess production sites, environmental conditions, production equipment and professional technicians that are suitable for such medical device produced; (ii) possess organizations or professional examination staff and examination equipment that carry out quality examination for such medical device produced; (iii) formulate a management system which ensures the quality of such medical device; (iv) have capability of after-sale services suitable for such medical device produced; and (v) satisfy the requirements as prescribed in production R&D and production technique documents.

On March 10, 2022, the SAMR promulgated the Administrative Measures of Production of Medical Devices (2022) (SAMR Notice No.53 [2022]), which came into effective on May 1, 2022 and replace the Administrative Measures of Production of Medical Devices (2017). From May 1, 2022, new applications for medical device production and business activities shall go through licensing or filing according to the relevant provisions of the 2021 Medical Devices Regulation and the Administrative Measures of Production of Medical Devices (2022).

The enterprises engaging in the production of medical devices of Class I shall complete record-filing with NMPA at city level where such entity is located; and an entity engaging in the production of medical devices of Class II or III shall obtain a production permit of medical devices from NMPA at provincial level. The Permit for the Medical Devices Production is valid for 5 years and the registrant shall apply to the original departments that issued such permit for renewal at least 6 months prior to its expiration date.

The Production Measures and the Standards on Production and Quality Management of Medical Devices (the “Standards on Production and Quality Management”) which was promulgated on December 29, 2014 and came into effect on March 1, 2015, stipulates that an enterprise engaging in the production of medical devices shall establish and effectively maintain a quality control system in accordance to the requirements of the Standards on Production and Quality Management. The enterprise engaging in the production of medical devices shall regularly conduct comprehensive self-inspection on the operation of quality management system in accordance with the requirements of the Standards on Production and Quality Management and submit a self-inspection report to the provincial branches of the NMPA or the local branches at the prefectural city level before the end of every year. The enterprise shall establish its procurement control procedure and assess its suppliers by establishing an examination system to ensure the purchased products are in compliance with the statutory requirements. The enterprise shall record the procurement, production and inspection of raw materials. Such records shall be true, accurate, complete and traceable. The enterprise shall apply risk management to the whole process of design and development, production, sales and after-sale services. The measures being adopted shall be applicable to risks associated with the related products.

Pursuant to The Notice of Four Guidelines including On-site Inspection Guidelines for the Standards on Production and Quality Management of Medical Devices promulgated on September 25, 2015 and came into effect on the same date, during the course of on-site verification of the registration of medical devices and on-site inspection of production permit (including changing production permit), the inspection team shall, in accordance with the guidelines, issue recommended conclusions for on-site inspections, which shall be divided into “Passed,” “Failed” or “Reassessment after rectification.” During the supervision and inspection, if it is found that the requirements of the key items or ordinary items that may have direct impact on product quality are not satisfied, the enterprise shall suspend production and go through rectification. If found that the requirements of the ordinary items are not satisfied, and it does not directly affect product quality, the enterprise shall rectify in a prescribed time. The regulatory authorities shall examine and verify the recommended conclusions and on-site inspection materials submitted by the inspection group and issue the final inspection results.

Clinical trial on medical devices shall be conducted by organizations that possess relevant qualifications as required by the Good Clinical Practice for Medical Devices Trial. According to the Good Clinical Practice for Medical Devices, which became effective on June 1, 2016, the Good Clinical Practice includes full procedures of clinical trial of medical devices, including, among others, the protocol design, conduct, monitoring, verification, inspection, and data collection, recording, analysis and conclusion and reporting procedure of a clinical trial.

Prior to a clinical trial, the applicant shall complete the preclinical study of the investigational medical devices, including product design (structural composition, working principle and mechanism of action, intended use and scope of application, applicable technical requirements) and quality inspection, animal trial and risk analysis, and the result shall support the clinical trial, and the applicant also shall enter into an agreement in writing with the clinical trial organization and researchers regarding matters such as the design of the trial, quality control of the trial, division of responsibility in the trial.

Quality inspection results shall include a self-inspection report and a registration inspection report valid within one year and issued by an eligible inspection institution. Clinical trial of medical devices shall be conducted in two or more clinical trial institutions of medical devices. Before subjects participate in a clinical trial, investigators shall provide the subjects or guardians of persons without or with limited capacity for civil conduct with extensive details about the clinical trial, including known and foreseeable risks and possible adverse events. After full and detailed explanation, the subjects or their guardians and investigators shall sign the informed consent forms with their names and dates. The clinical trial shall be subject to the approval of the ethics committee of clinical trial institution of medical devices. The medical devices included in the List of Class III Medical Devices Requiring Clinical Trial Approval shall also be approved by the NMPA. Before a clinical trial, the applicant shall file with the supervision and administration departments of the provinces, autonomous regions or municipalities where it is located.

On March 30, 2022, the NMPA promulgated the Notice of Releasing Good Clinical Practice for Medical Devices (NMPA Notice No.21 [2022]), which came into effective on May 1, 2022 and replace the Good Clinical Practice for Medical Devices (2016). According to the NMPA Notice No.21 [2022], within the territory of the PRC, the relevant activities of clinical trials of medical devices for the purpose of applying for registration (including in vitro diagnostic reagents) shall comply with the Good Clinical Practice for Medical Devices. The Good Clinical Practice for Medical Devices covers the whole process of medical device clinical trials, including the design, implementation, supervision, inspection, data collection, data recording, data preservation, data analysis, data summary and data reporting of medical device clinical trials.

Laws and Regulations Relating to Medical Devices Operation

Pursuant to the Regulations on the Supervision and Administration of Medical Devices and the Measures for the Supervision and Administration of Medical Devices Operation, promulgated on July 30, 2014, effective on October 1, 2014 and amended on November 17, 2017, an enterprise engaging in the operation of medical devices shall have business premises and storage conditions suitable for the operation scale and scope, and shall have the quality management system and quality management institution or quality management personnel suitable for the medical devices it operates. An enterprise engaged in the operation of Class II medical devices shall make filing with the local food and drug supervision and administration department at the level of city with districts and provide proofing materials for its satisfying the relevant conditions of engaging in the operation of medical devices, while an enterprise engaged in the operation of Class III medical devices shall apply for an operation permit to the local food and drug supervision and administration department at the level of city with districts and provide proofing materials for its satisfying the relevant conditions of engaging in the operation of such medical devices.

The food and drug supervision and administration department which accepts operation permit application shall grant the Permit for Medical Devices Operation if the enterprise meets the prescribed requirements. The Permit for Medical Devices Operation is valid for five years and may be renewed pursuant to the relevant regulations. An enterprise engaging in the operation of medical devices shall not operate or use any medical device that has not been legally registered, has no qualification certificate, or is outdated, invalid or eliminated.

The Administrative Measures for Operation of Medical Devices was amended on March 10, 2022 by the SAMR and took effective on May 1, 2022, according to which there’s no need for a registered holder or record holder of medical devices selling its registered or filed medical devices in its domicile or production site to have the operation permit or filing for its operation of medical devices but shall meet the specified operating conditions, while it still need to have the operation permit or filing if it store and sell medical devices in other places.

Tender Processes for Medical Devices

According to the Notice on Further Strengthening the Administration of Centralized Procurement of Medical Devices issued on June 21, 2007, all non-profit medical institutions under all levels of government and state-owned enterprises from different industries shall participate in the centralized procurement of medical devices.

The centralized procurement of medical devices must follow the basic principles of openness, fairness, impartiality and good faith, and the procurement method is mainly based on public bid invitation. All localities should formulate and improve centralized procurement procedures and implementation measures for medical devices in accordance with relevant laws and regulations and in light of local actual conditions, to ensure fair and open procedures. Strictly implement the advance announcement of bidding and procurement information, the announcement of bid evaluation methods and the announcement of bidding results. After the results of the bidding are confirmed, the medical institution should be organized to sign the contract in time and supervise the implementation.

January 30, 2015 According to the Government Procurement Law of the People’s Republic of China (the “Government Procurement Law”) promulgated by SCNPC on June 29, 2002, and last amended on August 31, 2014, and the Regulations for Implementation of the Government Procurement Law of the People’s Republic of China (the “Implementation Regulations”) promulgated by State Council on January 30, 2015 and came into effect on March 1, 2015, the term “government procurement” means the use of fiscal funds by all levels of State authorities, institutions and social organizations to procure goods, projects and services that fall within the catalogue for centralized procurement formulated in accordance with the law or that are above the procurement limits. Government procurement shall combine centralized and decentralized procurement. The scope of centralized procurement shall be defined by the catalogue for centralized procurement promulgated by the people’s governments at provincial level and above. The catalogue for centralized procurement for government procurement items that fall within the central government budget shall be determined and promulgated by the State Council. The catalogue for centralized procurement for government procurement items that fall within the local government budget shall be determined and promulgated by the people’s government or its authorized institution of provinces, autonomous regions and municipalities directly under the central government. Government procurement items that are included in the catalogue for centralized procurement shall be subject to centralized procurement. The limits for government procurement for government procurement items that fall within the central government budget shall be determined and promulgated by the State Council. The limits for government procurement for government procurement items that fall within local government budgets shall be determined and promulgated by the people’s government or its authorized institution of provinces, autonomous regions and municipalities directly under the central government. Government procurement contracts shall be in writing. A supplier shall be prosecuted for legal liability if it sub-contracts the government procurement contract.

In the event that buyers procure goods or services whose budget amount is more than the standard of public bidding amount, the public bidding must be adopted.

As of the date of this prospectus, we believe the PRC subsidiaries have been in full compliance with such law in all material respects when we have participated in bidding procedures and, as of the date of this prospectus, none have received any notifications with any non-incompliance of the related rules.

Regulations Relating to Advertisements of Medical Devices

The SAMR promulgated the Interim Measures for the Administration of the Examination and Administration of Drugs, Medical Devices, Health Foods, and Formula Foods for Special Medical Purposes (the “Examination Interim Measures”) on December 24, 2019, which came into effect on March 1, 2020. The Examination Interim Measures stipulates that the advertisements for medical devices shall not be released without being reviewed and the contents of a medical device advertisement shall be based on the contents of the registration certificate or filing certificate approved by the drug administrations, or the registered or filed product instructions. Where the medical device advertisement involves the name, scope of application, functional mechanism or structure or composition, etc. of the medical device, the scopes of the registration certificate or filing certificate, or registered or filed product instruction shall not be exceeded. The validity period of the advertisement approval number for drugs, medical devices, health food and formula food for special medical purposes shall be consistent with the shortest validity period of the product registration certificate, filing certificate or production license. If no valid period is prescribed in the product registration certificate, filing certificate or production license, the valid period of the advertisement approval number shall be two years.

Medical Device Product Export

According to the Regulations on Application for Export Certificate of Medical Devices promulgated on January 6, 1996, the State Administration of Medicine (now known as the NMPA) shall examine the safety and legality of medical device products produced by domestic enterprises, and issue export certificates in accordance with international practice to prove that the products have obtained lawful production licenses within the territory of China.

Pursuant to the Regulations on the Administration of Export Sales Certificates of Medical Devices promulgated on June 1, 2015 and came into effect on September 1, 2015, if the registration certificate for a medical device and production permit for a medical device have been obtained in China, or the medical device registration and production filing have been completed, the food and drug supervision and administration department may issue a Medical Device Product Export Sales Certificate to the relevant manufacturing enterprise. The validity term of the Medical Device Product Export Sales Certificate should not exceed the earliest deadline for the various documents submitted by the enterprise in the application materials, and the maximum validity term shall not exceed two years.

According to the Customs Law of the PRC (Amended in 2021) (“Customs Law”) which was passed by the Standing Committee of the National People’s Congress (“SCNPC”) on April 29, 2021, where a consignee or consignor of importing or exporting goods or a customs clearing enterprise handles customs declaration procedures, they shall be subject to registration by customs in accordance with law. Customs clearing personnel shall obtain the occupational qualifications for customs clearances in accordance with law.

According to the Provisions of the Customs of the PRC on the Administration of Registration of Customs Declaration Entities (Revised in 2018), which was promulgated by the General Administration of Customs on May 29, 2018 and became effective as of July 1, 2018, registration of declaring entities shall be divided into the registration of declaring enterprises, for which approval from the relevant competent authority directly under the General Administration of Customs or the authorized customs affiliate shall be the pre-condition to undertake the declaration procedures at the customs and the registration of consignees or consignors of imported or exported goods, for which no additional approvals need to be obtained. On November 19, 2021, the Provisions of the PRC on the Administration of the Recordation of Customs Declaration Entities were promulgated and became effective on January 1, 2022. The Provisions of the Customs of the PRC on the Administration of Registration of Customs Declaration Entities (Revised in 2018) was repealed simultaneously. According to the Administration of the Recordation of Customs Declaration Entities, the registration of customs declaring entities has been completely changed to recordation, and the recordation is implemented for both customs declaration entities and the consignor or consignee of imported and exported goods. As of the date of the prospectus, the Certificate of the Customs of the People’s Republic of China on Registration of Customs Declaration Entity, certifying the PRC subsidiaries’ export activities, is valid.

Medical Device Recalls

Pursuant to the Administrative Measures for Medical Device Recalls, which was promulgated on January 25, 2017 and came into effect on May 1, 2017, in accordance with the severity of harm, medical device recalls are divided into: (i) Class I recall, where the circumstances leading to the recall may cause or have caused serious health hazards; (ii) Class II recall, where the circumstances leading to the recall may cause or have caused temporary or reversible health hazards; or (iii) Class III recall where, the circumstances leading to the recall are not likely to cause harm.

Medical device manufacturers shall determine the recall class based on the specific situation and properly design and implement the recall plan based on the recall class and the sale and use of the medical devices. In terms of Class I recall, the recall notice shall be published on the NMPA website and major media. In terms of Class II and Class III recalls, the recall notice shall be published on the website of the food and drug administrative authority of the provinces, autonomous regions or municipalities.

Online Sales of Medical Device

According to the Administration and Supervision Measures of Online Sales of Medical Devices, which was promulgated on December 20, 2017 and came into effect on March 1, 2018, enterprises engaged in online sales of medical devices must be medical device manufacture and operation enterprises with medical devices production licenses or operation licenses or enterprises which have been filed for record in accordance with laws and regulations, and shall carry out online sales activities of medical devices through their own website or the third-party platform of online medical devices transaction services. The enterprises engaging in online sales of medical devices through their own website shall obtain an Internet Drug Information Services Qualification License according to the law and have the appropriate office space and technical conditions for data backup and failure recovery in line with the business scale. The third-party platform provider shall obtain an Internet Drug Information Services Qualification License in accordance with the law, have the appropriate office space and technical conditions for data backup and failure recovery in line with the business scale, and set up a special medical device network quality and safety management organization or equip medical device quality and safety management personnel.

Environmental Protection

Pursuant to the Environmental Protection Law of the PRC (Amended in 2014) promulgated on April 24, 2014 and became effective on January 1, 2015, the waste discharge licensing system has been implemented in the PRC and entities that discharge medical sewage to water bodies directly or indirectly shall obtain a waste discharge license. Furthermore, installations for the prevention and control of pollution at a construction project must be designed, built and commissioned together with the principal part of the project. Pursuant to the Environmental Impact Assessment Law of the PRC (Amended in 2018) promulgated on October 28, 2002, became effective on September 1, 2003 and last amended on December 29, 2018, the State implements administration by classification on the environmental impact of construction projects according to the level of impact on the environment. The project facility owner shall prepare an environmental impact report, or an environmental impact form or complete an environmental impact registration form (the “Environmental Impact Assessment Documents”) for reporting and filing purpose. If the Environmental Impact Assessment Documents of a construction project have not been reviewed by the approving authority in accordance with the law or have not been granted approval after the review, the project facility owner is prohibited from commencing construction works. For a construction project for which an Environmental Impact Statement is prepared, the project facility may go into production or be delivered for use only after it undergoes an inspection and acceptance has been made by the facility owner.

Pursuant to the Administrative Regulations on Environmental Protection in Construction Projects (Revised in 2017) promulgated on November 29, 1998, and last amended on July 16, 2017, upon the completion of construction, the project facility owner shall inspect the production lines to determine if they comply with relevant regulations of environmental protection and make Inspection and Acceptance Reports of Environmental Protection. Failure to inspect the production lines to determine if they comply with relevant regulations of environmental protection and make Inspection and Acceptance Reports of Environmental Protection will result in an order to complete relevant procedures, and a penalty of more than RMB200,000 and up to RMB1 million, will be imposed by local authorities. If the project facility owner fails to complete relevant procedures within the stipulated period, the local authorities will impose a penalty of more than RMB1 million and up to RMB2 million. Furthermore, if material environmental pollution or ecological damage is caused, the project facility owner will be ordered to stop production or stop using the construction project by the PRC regulatory authorities. Pursuant to the Interim Measures for Environmental Protection Acceptance of Completion of Construction Projects promulgated on November 20, 2017, and became effective on the same day, if the project facility owner fails to inspect construction projects and make Inspection and Acceptance Reports of Environmental Protection, its non-compliance will be recorded in Credibility Archive and will be disclosed to the public.

Pursuant to the Law of the PRC on Prevention and Control of Environmental Pollution Caused by Solid Wastes (Revised in 2020), promulgated on April 29, 2020 and took effect on September 1, 2020, all entities and individuals shall take measures to reduce the output of solid waste, promote the comprehensive utilization of solid waste, and reduce the harmfulness of solid waste. Each enterprise generating industrial solid waste shall obtain a discharge permit, establish a sound accountability system for the prevention and control of environmental pollution caused by industrial solid waste in the whole process of generation, collection, storage, transportation, utilization and treatment, set up a management ledger for industrial solid waste to faithfully keep records on the sorts, quantity, whereabouts, storage, utilization and treatment, etc., of industrial solid waste generated, so as to realize the traceability and querying of industrial solid waste, and take measures for the prevention and control of environmental pollution caused by industrial solid waste. Furthermore, the construction of projects which discharge solid waste and the construction of project for storage, use and treatment of solid waste shall be carried out upon the appraisal regarding their effects on environment and in compliance with the relevant state regulations concerning the management of environmental protection in respect of construction projects. The necessary supporting facilities for the prevention and control of environmental pollution caused by solid wastes as specified in the environmental impact assessment documents of the construction project shall be designed, constructed and put into operation simultaneously with the major construction works of the construction project. No construction projects shall be permitted to be put into operation or to use before its facilities for the prevention and control of environmental pollution caused by solid wastes have been inspected and accepted by the competent department of environmental protection that examined and accepted the environmental impact assessment documents. On December 20, 2019, the

Catalogue for Classified Administration of Sewage Discharge Permits for Fixed Pollution Sources was promulgated, according to which the state shall implement pollutant discharge registration administration with respect to entities that discharge pollutants in small quantities or discharge pollutants that have little impact on the environment.

Pursuant to the Law of the PRC on Prevention and Treatment of Water Pollution (Amended in 2017) promulgated on June 27, 2017 and took effect on January 1, 2018, the environmental protection department of the State Council formulates national waste discharge standards. Enterprises that discharge waste into water shall pay a treatment fee. Each of the local environmental protection bureaus is authorized to regulate water pollution within each of their respective jurisdictions by formulating more specific local standards, and may impose penalties for violation, including suspending operations. The water pollutants discharged into the facilities for central treatment of urban sewage shall conform to the national or local standards for the discharge of water pollutants. Furthermore, the environmental impact assessment shall be conducted on new construction, reconstruction and construction expansion projects or other installations on water which directly or indirectly discharge pollutants into the water according to law. The water pollution prevention and treatment facilities of a construction project must be designed, constructed and put into operation simultaneously with the major construction works of the said construction project. The water pollution prevention and treatment facilities shall comply with the requirements of approved or filed environmental impact assessment documents.

Fire Prevention Management

According to the Fire Prevention Law of the PRC promulgated on April 29, 1998, which was amended on October 28, 2008, April 23, 2019, and April 29, 2021, the design and construction of fire prevention features for construction projects shall conform to state’s fire prevention technical standards. Project owners, design entities, construction entities, project supervision entities, etc., shall be responsible for the fire protection design and the quality of the fire protection for construction of the projects. With respect to construction projects that are subject to fire protection inspection and acceptance by project facility owners in accordance with the law, such projects shall not be put into use without completing an inspection and acceptance, and shall be ordered to suspend construction, use, production or business operations and be imposed a fine by competent departments of housing and urban-rural development and fire rescue agencies for non-compliance. As of the date of this prospectus, none of our production lines have prepared the Inspection and Acceptance Reports of Fire Protection for the public records of the competent authorities. See “Risk Factors — We are subject to a variety of fire protection laws that could be costly for us to comply with, and we could incur liability if we fail to comply with such laws” on page 40.

Regulation on Foreign Investment Restrictions

Investment activities in the PRC by foreign investors are principally governed by the Catalog of Industries for Encouraging Foreign Investment (2020 Edition), or the Catalog, as promulgated by the Ministry of Commerce of the People’s Republic of China (“MOFCOM”), and the National Development and Reform Commission (“NDRC”) on December 27, 2020, and the Special Administrative Measures for Access of Foreign Investment (2021 Edition), or the Negative List (2021), as promulgated on December 27, 2021. According to the Negative List (2021), our businesses operated in the PRC do not fall into the restricted or prohibited categories.

In addition, a foreign-invested enterprise in the PRC is required to comply with other regulations on its incorporation, operation and changes. On March 15, 2019, the National People’s Congress (“NPC”) adopted the Foreign Investment Law (the “FIL”), which became effective on January 1, 2020. Pursuant to the FIL, PRC will grant national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries that fall within “restricted” or “prohibited” categories as prescribed in the Negative List (2021) to be released or approved by the State Council.

On December 26, 2019, the State Council promulgated the Implementation Rules to the Foreign Investment Law, which became effective on January 1, 2020. The implementation rules further clarify that the state encourages and promotes foreign investment, protects the lawful rights and interests of foreign investors, regulates foreign investment administration, continues to optimize a foreign investment environment, and advances a higher-level opening. On December 30, 2019, the MOFCOM and SAMR jointly promulgated the Measures for Information Reporting on Foreign Investment, which became effective on January 1, 2020. Pursuant to the Measures for Information Reporting on Foreign Investment, where a foreign investor carries out investment activities in the PRC, directly or indirectly, the foreign investor or the foreign-invested enterprise shall submit the investment information to the competent commerce department.

On December 24, 2021, the China Securities Regulatory Commission (“CSRC”) published the Overseas Issuance and Listing Regulations Drafts including the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies and the Administrative Measures for the Filing of Overseas Securities

Offering and Listing by Domestic Companies, which provide principles and guidelines for direct and indirect issuance of securities overseas by a Chinese domestic enterprise. Although such Overseas Issuance and Listing Regulations Drafts are still subject to public comments and formal adoption and promulgation by Chinese authorities, and some provisions leave room for further interpretations by additional future rules and regulations, they have provided and revealed certain examination and filing mechanisms with respect to a Chinese domestic enterprise’s offering of securities overseas.

The definition of “indirect issuance of securities overseas by a Chinese domestic enterprise” under the Overseas Issuance and Listing Regulations Drafts is relatively broad. Under the Overseas Issuance and Listing Regulations Drafts, the substance rather than the form of issuance will govern when determining whether an issuance constitutes indirect issuance of securities overseas by a Chinese domestic enterprise. Under the Overseas Issuance and Listing Regulations Drafts, the following two situations will be deemed as “indirect issuance of securities overseas by a Chinese domestic enterprise”: (1) the income, total profits, total assets or net assets of the domestic company in the latest financial year accounts for more than 50% of the total financials of the issuer in such year on a consolidated basis, or (2) the majority of senior management in charge of business operation are Chinese citizens or have habitual residence within the territory of China, and principal business place is in the territory of China or such business is conducted in China. It still remains uncertain if the aforesaid two conditions shall be met at the same time or not.

In the event any listing and issuance of securities have fallen under the definition of “indirect overseas listing and issuance of securities overseas by a Chinese domestic enterprise,” the issuer shall assign one of its related major Chinese domestic operating entities to make filings with CSRC within three business days after its initial public offering or any offerings after the initial public offering. For the fillings after the initial public offering, the issuer’s related Chinese domestic entity shall submit relevant requisite documents, including but not limited to the filling report and related commitments, opinion from Chinese competent authorities as to the supervisor of the domestic company (if applicable), security assessment opinion from Chinese competent authorities (if applicable), PRC legal opinion, and prospectus. If the company issues such securities to be listed in an overseas public market after its initial public offering, or purchases assets by means of issuance of securities overseas, it shall also file with CSRC within three business days thereafter and make related undertakings, reports, and explanations to CSRC. The noncompliance of the filling requirements will lead to penalties imposed on the Chinese domestic enterprises, the controlling shareholder, the actual controller, directors, supervisors, and officers of the Chinese domestic enterprises, and other related responsible persons. Under the Overseas Issuance and Listing Regulations Drafts, the potential penalties for the variable interest entities include fines within the range between RMB1 million and RMB10 million. If the noncompliance is deemed severe, the operations of the variable interest entities can be suspended to rectify and the permission and licenses held by variable interest entities could be canceled.

It is uncertain when the final regulations will be issued and take effect, how they will be enacted, interpreted or implemented and whether it applies to listed companies. If we are required to make filing for the offering, we will need to comply with the aforesaid filing requirements. Moreover, we could be subject to the filing requirement for future share offering, major changes in our company and other scenario as required under the Overseas Issuance and Listing Regulations Drafts.

Regulation on Foreign Exchange Control

In 1996, China published The Foreign Currency Administration Regulations, and late on amended on January 14, 1997 and August 5, 2008. This Regulation has been the major one governing the foreign exchange activities in China. Under this Regulation, the Renminbi is convertible for foreign currency account items, including the distribution of dividends, interest payments and trade and service-related foreign exchange transactions. Conversion of Renminbi into foreign currency for capital account items, such as, loans, investment in securities and repatriation of investments, however, is subject to the registration of the Sate Administration of Foreign Exchange (“SAFE”) or its local counterparts.

Under the Regulation and relevant rules, foreign-invested enterprises may buy, sell and remit foreign currencies at banks authorized to conduct foreign exchange transactions for settlement of currency account transactions after providing valid commercial documents and, in the case of capital account item transactions, only after registration with the SAFE and, as the case may be, other relevant PRC government authorities as required by law.

According to the Overseas Investment Regulation which was issued in 2014, capital investments directed outside of China by domestic or foreign-invested enterprises are also subject to restrictions, which include registration filing with Ministry of Commerce, even though the Notice on Further Improving and Adjusting the Foreign Exchange Management Policy for Capital Account (“No. 2 Notice”) passed in February of 2014 by SAFE has made domestic enterprises much easier releasing foreign currency overseas to foreign companies, including connected companies.

The conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi will be permitted to fluctuate within a band against a basket of certain foreign currencies. We receive a significant portion of our revenue in Renminbi, which is not a freely convertible currency. Under our current structure, our income will be primarily derived from dividend payments from our subsidiaries in China. Even though we may remit the income from China to anywhere we want, the fluctuation of exchange rate may be a disadvantage to us if Renminbi depreciated.

On January 26, 2017, the SAFE promulgated the Notice on Improving the Check of Authenticity and Compliance to Further Promote Foreign Exchange Control (the “SAFE Circular 3”), which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Moreover, pursuant to the SAFE Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

On October 23, 2019, the SAFE promulgated the Circular of the State Administration of Foreign Exchange on Further Promoting Cross-border Trade and Investment Facilitation (the “SAFE Circular 28”), which expressly allows foreign-invested enterprises that do not have equity investments in their approved business scope to use their capital obtained from foreign exchange settlement to make domestic equity investments as long as there is a truthful investment and such investment is in compliance with the foreign investment-related laws and regulations.

Regulation on Foreign Exchange Registration of Offshore Investment by PRC Residents

In October of 2005, SAFE promulgated a Notification known as “Notification 75,” in which SAFE requires PRC residents to register their direct establishment or indirect control of an offshore entity (referred to in Notification as “special purpose vehicle.”), where such offshore entity was established for the purpose of overseas financing, provided that PRC residents contribute their legally owned assets or equity into such entity. In July of 2014, this Notification was replaced by Notification 37, “Notification on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Returning Investment through Special Purpose Vehicles,” which expanded SAFE oversight scope to include overseas investment registration as well. Meanwhile, Notification 37 also covers more areas such as PRC residents paying capital contribution with overseas assets or equity. Furthermore, Notification 37 requires amendment to the registration where any significant changes with respect to the special purpose vehicle capitalization or structure of the PRC resident itself (such as capital increase, capital reduction, share transfer or exchange, merger or spin off). On February 13, 2015, the SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or Notice 13, which became effective on June 1, 2015 and was amended on December 30, 2019. Under Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under Notification 37, will be filed with qualified banks instead of SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE.

Regulation on Dividend Distributions

Our PRC subsidiary, WFOE, is wholly foreign-owned enterprises under the PRC law. The principal regulations governing the distribution of dividends paid by WFOE include: Corporate Law (1993) as lastly amended in 2018; the Foreign Investment Law and its Implementing Regulations; and the Enterprise Income Tax Law (2007) as lastly amended in 2018 and its Implementation Regulations (2007) as lastly amended in 2019.

Under these requirements, foreign-invested enterprises may pay dividends only out of their accumulated profit, if any, as determined in accordance with PRC accounting standards and regulations. A PRC company is required to allocate at least 10% of their respective accumulated after-tax profits each year, if any, to fund certain capital reserve funds until the aggregate amount of these reserve funds have reached 50% of the registered capital of the enterprises. A PRC company is not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

On March 16, 2007, the NPC enacted the Enterprise Income Tax Law, and on December 6, 2007, the State Council issued the Implementation Regulations on the Enterprise Income Tax Law, both of which became effective on January 1, 2008. The Enterprise Income Tax Law was lately amended on December 29, 2018 and the Implementation Regulations

on the Enterprise Income Tax Law was lately amended on April 23, 2019. Under this law and its implementation regulations, dividends payable by a foreign-invested enterprise in the PRC to its foreign investor who is a non-resident enterprise will be subject to a 10% (5% for Hong Kong residents) withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a lower withholding tax rate.

M&A Rules and Regulation on Overseas Listings

On August 8, 2006, six PRC regulatory agencies, Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, CSRC and SAFE, jointly adopted the Regulation on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or so called the M&A Rules and amended it on June 22, 2009. The M&A Rules purport, among other things, to require that offshore SPVs that are controlled by PRC companies or individuals and that have been formed for overseas listing purposes through acquisitions of PRC domestic interests held by such PRC companies or individuals, obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. After the FIL and its implementation regulations became effective on January 1, 2020, the provisions of the M&A Rules remain effective to the extent they are not inconsistent with the FIL and its implementation regulations.

Furthermore, on July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities in Accordance with the Law, pursuant to which Chinese regulators are required to accelerate rulemaking related to the overseas issuance and listing of securities, and update the existing laws and regulations related to data security, cross-border data flow, and management of confidential information. Following the promulgation of the Cybersecurity Law and Data Security Law, on December 24, 2021, the CSRC published the Overseas Issuance and Listing Regulations Drafts, which provided and revealed certain examination and filing mechanisms with respect to a Chinese domestic enterprise’s offering of securities overseas. As there are still uncertainties regarding the interpretation and implementation of such regulatory guidance, we cannot assure you that we will be able to comply with new regulatory requirements relating to our future overseas capital-raising activities and we may become subject to more stringent requirements with respect to matters including CSRC approval requirements, data privacy and cross-border investigation and enforcement of legal claims.

While the application of the M&A Rules and Overseas Issuance and Listing Regulations Drafts remains unclear, the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings such as our offering are subject to the CSRC approval procedures; and despite the lack of any definitive rule or interpretation from CSRC, the main purpose of the M&A rule and Overseas Issuance and Listing Regulations Drafts is for national security and national industrial policy and so far none of the Chinese companies that have completed their public listing in the U.S. have obtained such approval; and our business operations in China do not belong to a prohibited industry by foreign investment.

However, that there is still uncertainty as to how the M&A Rules and Overseas Issuance and Listing Regulations Drafts will be interpreted and implemented. If the CSRC or other PRC regulatory agencies, subsequently determine that CSRC approval was required for this offering, we may need to apply for remedial approval from the CSRC and we may be subject to penalties and administrative sanctions administered by these regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from this offering into the PRC, or take other actions that could materially adversely affect our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our Ordinary Shares. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of our Ordinary Shares.

Restriction on Foreign Ownership

The principal regulation governing foreign ownership of businesses in the PRC is Guidance Catalogue for Industrial Structure Adjustments (2019 edition), effective as of January 1, 2020 and was partially revised on December 30, 2021 (the “Catalogue”). The Catalogue classifies the various industries into three categories: encouraged, restricted and prohibited. Risks and uncertainties relating to PRC regulation of medical device businesses include new laws, regulations or policies may be promulgated or announced that will regulate medical device. If these new laws, regulations or policies are promulgated, additional licenses may be required for our operations. If our operations do not comply with these new regulations after they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties and our business operations could be disrupted.

Regulations on Offshore Parent Holding Companies’ Direct Investment in and Loans to Their PRC Subsidiaries

China has been open to foreign direct and indirect investments. An offshore company may invest in a PRC company. Such investment is subject to the FIL. Under the FIL, foreign investments no longer need to be approved by Chinese government, but only need to register the investment with Chinese regulatory agency.

However, Chinese government still has foreign exchange control policy. The money transfer in or out of China is still under tight control. So, shareholder loans made by offshore parent holding companies to their PRC subsidiaries are regarded as foreign debts in China for regulatory purposes, which debts are subject to a number of PRC laws and regulations, including the PRC Foreign Exchange Administration Regulations, Administration Rules on the Settlement, Sale and Payment of Foreign Exchange, Administration of Foreign Debts Tentative Procedures, the Statistical Monitoring of Foreign Debts Tentative Provisions, the Detailed Rules for the Implementation of Provisional Regulations on Statistics and Supervision of External Debt and the Provisional Measures on Administration of Foreign Debt.

Pursuant to the Provisional Measures on Administration of Foreign Debt (the “Foreign Debt Measures”) issued by the State Development Planning Commission (revised), Ministry of Finance and SAFE in January 2003 and became effective on March 1, 2003, any loans provided by us to our PRC subsidiary in foreign currencies shall be classified as foreign debt under the Foreign Debt Measures. According to the Foreign Debt Measures, the sum of cumulative accrued amounts of medium-term to long-term foreign loans and balance amounts of short-term foreign loans taken by a foreign investment enterprise shall be limited to the difference between the total project investment amount approved by the government and the amount of registered capital. Foreign investment enterprises may take foreign loans freely within the scope of difference.

On January 12, 2017, the PBOC issued the Notice of People’s Bank of China on Matters Concerning Macro-prudential Management on All-round Cross-border Financing (the “No. 9 Notice”), which improved the policy framework of the cross-border financing. The No. 9 Notice clarifies the new calculation methods of the upper limit of the risk-weighted balance for all types of cross-border financing, in particular, the upper limit for risk-weighted balance for cross-border financing equals to the capital or the net assets multiplied by the leverage rate of cross-border financing and the macro-prudential adjustment parameters. In the case of our PRC subsidiary, the capital or the net assets is calculated at the net assets of each subsidiary, the leverage rate for cross-border financing for an enterprise is 2, and the macro-prudential adjustment parameter is 1 (the “All-Round Mode”). On March 11, 2020, the PBOC and SAFE promulgated the Circular of the People’s Bank of China and the State Administration of Foreign Exchange on Adjusting the Macro-prudential Regulation Parameter for Full-covered Cross-border Financing, which provides that based on the current macro economy and international balance of payments, the macro-prudential regulation parameter as set forth in the Notice 9 is updated from 1 to 1.25. On January 7, 2021, the PBOC and SAFE promulgated the Notice of PBC and SAFE on Adjusting the Macro-prudential Adjustment Parameter for Cross-border Financing of Companies, which provides that the macro-prudential regulation parameter of companies is updated from 1.25 to 1. Currently, the implementation of the foregoing methodologies in cross-border financing have not been formally determined by the PBOC and the SAFE. In the practice, according to the Q&A on Macro-prudential Regulation Parameter for Full-Covered Cross-border Financing (Phase I) (the “Q&A”) issued by the SAFE on May 27, 2017, FIEs shall submit a written filing report to the local foreign exchange bureau when they handle the foreign debt signing filing (registration) for the first time after the issuance of the Q&A, so as to clarify the cross-border financing management mode they choose during the transition period. If the All-Round Mode is selected, the latest audited net assets data shall be reported at the same time. Once the cross-border financing management mode is determined, it shall not be changed. Alternatively, if we choose to use the All-Round Mode, the amount of loans we can make to our PRC subsidiary as calculated according to the No. 9 Notice and the Notice of PBC and SAFE on Adjusting the Macro-prudential Adjustment Parameter for Cross-border Financing of Companies will not be more than 2 times of the net assets of such entities.

Moreover, as the debtors of cross-border financing, our PRC subsidiary is also required to comply with certain registration formalities for execution of foreign debt contracts with the foreign exchange bureau at the locality within fifteen working days after signing the contracts according to the Notice of State Administration of Foreign Exchange on Promulgation of the Administrative Measures on Registration of Foreign Debt which was promulgated by the SAFE in April 2013 and revised in May 2015.

Pursuant to the Circular of the National Development and Reform Commission on Promoting the Administrative Reform of the Record-filing and Registration System for the Issuance of Foreign Debts by Enterprises promulgated on September 14, 2015 (“Circular 2044”), before the issuance of foreign loans, enterprises shall first apply to the NDRC for record-filing and registration procedures and shall report the information on the issuance to NDRC within 10 business days after completion of each issuance. The term “foreign loan” shall mean RMB-denominated or foreign currency-denominated debt instruments with a maturity of one year or more which are issued overseas by domestic enterprises and their controlled overseas enterprises or branches and for which the principal and interest are repaid as agreed, including bonds issued overseas and long- and medium-term international commercial loans, and so forth. In February 2020, the NDRC circulated the Guide to the Registration of Foreign Debt Issued by Enterprises on its official website, according to which, domestic companies (and their controlled overseas companies or branches) who borrowed from foreign companies (including overseas shareholders) a loan for more than one year need to apply to the NDRC. However, the NDRC has not issued any other further explanation for the implementation of the Circular 2044. In the practice, the NDRC’s attitude on whether foreign-invested enterprises with foreign loans with a term of more than one year need to register is still not completely unified, and it is generally determined on a case-by-case basis.

Regulations Relating to Employment and Social Welfare

Regulations on Employment

The major PRC laws and regulations that govern employment relationship are the PRC Labor Law, or the Labor Law (issued by the SCNPC on July 5, 1994, came into effect on January 1, 1995 and revised on August 27, 2009 and December 29, 2018, the PRC Labor Contract Law, or the Labor Contract Law, promulgated by the SCNPC on June 29, 2007 and became effective on January 1, 2008, and then amended on December 28, 2012 and became effective on July 1, 2013, and the Implementation Rules of the Labor Contract Law of the PRC, or the Implementation Rules of the Labor Contract Law, issued by the State Council on September 18, 2008 and came into effect on the same day. According to the aforementioned laws and regulations, labor relationships between employers and employees must be executed in written form. The laws and regulations above impose stringent requirements on the employers in relation to entering into fixed-term employment contracts, hiring of temporary employees and dismissal of employees. As prescribed under the laws and regulations, employers shall ensure its employees have the right to rest and the right to receive wages no lower than the local minimum wages. Employers must establish a system for labor safety and sanitation that strictly abide by state standards and provide relevant education to its employees. Violations of the Labor Contract Law and the Labor Law may result in the imposition of fines and other administrative liabilities and/or incur criminal liabilities in the case of serious violations.

Regulations on Social Insurance and Housing Provident Fund

According to the Social Insurance Law of PRC, which issued by the SCNPC on October 28, 2010 and came into effect on July 1, 2011 and was latest revised on December 29, 2018, enterprises and institutions in the PRC shall provide their employees with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and other welfare plans. The employer shall apply to the local social insurance agency for social insurance registration within 30 days from the date of its formation. And it shall, within 30 days from the date of employment, apply to the social insurance agency for social insurance registration for the employee. Any employer who violates the regulations above shall be ordered to make correction within a prescribed time limit; if the employer fails to rectify within the time limit, the employer and its directly liable person will be fined. Meanwhile, the Interim Regulation on the Collection and Payment of Social Insurance Premiums, issued by the State Council on January 22, 1999 and came into effect on the same day and was recently revised on March 24, 2019, prescribes the details concerning the social securities.

Apart from the general provisions about social insurance, specific provisions on various types of insurance are set out in the Regulation on Work-Related Injury Insurance, issued by the State Council on April 27, 2003, came into effect on January 1, 2004 and revised on December 20, 2010, the Regulations on Unemployment Insurance, issued by the State Council on January 22, 1999 and came into effect on the same day, the Trial Measures on Employee Maternity Insurance of Enterprises, issued by the Ministry of Labor on December 14, 1994 and came into effect on January 1, 1995. Enterprises subject to these regulations shall provide their employees with the corresponding insurance.

According to the Regulation Concerning the Administration of Housing Provident Fund, implemented since April 3, 1999 and latest amended on March 24, 2019, any newly established entity shall make deposit registration at the housing accumulation fund management center within 30 days as of its establishment. After that, the entity shall open a housing accumulation fund account for its employees in an entrusted bank. Within 30 days as of the date an employee is recruited, the entity shall make deposit registration at the housing accumulation fund management center and seal up the employee’s housing accumulation fund account in the bank mentioned above within 30 days from termination of the employment relationship.

Any entity that fails to make deposit registration of the housing accumulation fund or fails to open a housing accumulation fund account for its employees shall be ordered to complete the relevant procedures within a prescribed time limit. Any entity failing to complete the relevant procedure within the time limit will be fined RMB10,000 to RMB50,000. Any entity that fails to make deposits to the housing provident fund within the time limit or has any shortfall in payment of housing provident fund will be ordered to make the payment or make up the shortfall within the prescribed time limit, otherwise, the housing provident management center is entitled to apply for compulsory enforcement with the People’s Court. As of the date of this prospectus, (i) some of our PRC subsidiaries that have no employees have not completed the social insurance registration and the housing fund registration; (ii) we did not make contributions in the full amount for the social insurance fund and housing provident fund for our employees, as required under the relevant PRC laws and regulations; and (iii) we did not make contributions in the housing fund for some employees. See “Risk Factors — Failure to make adequate contributions to various employee benefit plans and withhold individual income tax on employees’ salaries as required by PRC regulations may subject us to penalties” on page 30.

Regulations Relating to Tax

Enterprise income tax

According to the EIT Law, which was promulgated by the SCNPC on March 16, 2007 and last amended and effective on December 29, 2018, and the Enterprise Income Tax Implementation Regulations of the PRC (the “EITIR”), which was promulgated by the State Council on December 6, 2007 and last amended and effective on April 23, 2019, the enterprise income tax of both domestic and foreign-invested enterprises is unified at 25% with certain exceptions. According to the EIT Law, enterprises are classified as “resident enterprises” and “non-resident enterprises.” Pursuant to the EIT Law and the EITIR, PRC resident enterprises typically pay an enterprise income tax at the rate of 25%, while non-PRC resident enterprises without any branches in the PRC should pay an enterprise income tax in connection with their income from the PRC at the tax rate of 10%. Enterprises established under the laws of foreign countries or regions whose “de facto management bodies” (i.e., establishments that carry out substantial and overall management and control over production and operations, personnel, accounting and properties) are located in the PRC are considered as PRC tax resident enterprises, and will generally be subject to enterprise income tax at the rate of 25% of their global income.

Pursuant to the EIT Law, enterprises qualified as “High and New Technology Enterprises” are entitled to a 15% enterprise income tax rate rather than the 25% uniform statutory tax rate. The preferential tax treatment continues as long as an enterprise can retain its “High and New Technology Enterprise” status, which certificate is valid for a period of three years and renewable.

Value-added tax

According to Provisional Regulations on Value-added Tax of the PRC, which were promulgated by the State Council on December 13, 1993 and last amended on November 19, 2017, and the Implementing Rules for the Interim Regulations on Value-added Tax of the PRC promulgated by Ministry of Finance on December 25, 1993 and last amended on November 1, 2011, all enterprises and individuals that engage in the sale of goods, the provision of processing, repair and replacement services, the sale of services, intangible assets or immovable properties and the importation of goods within the territory of the PRC must pay value-added tax.

Dividend Withholding tax

According to the EIT Law and the EITIR, dividends paid by foreign-invested companies to their foreign investors that are non-resident enterprises as defined under the law are subject to withholding tax at a rate of 10%, unless otherwise provided in the relevant tax agreements entered into with the central government of the PRC. Pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation on Income (the “Double Tax Avoidance Arrangement”) promulgated on August 21, 2006, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement, the withholding tax rate on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5% from 10% applicable under the EIT Law and the EITIR. However, based on the Notice of the State Taxation Administration on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties promulgated and took into effect on February 20, 2009 by the State Taxation Administration (the “STA”), if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. Based on the Notice of the State Taxation Administration on the Recognition of Beneficial Owners in Tax Treaties, which was promulgated by STA on February 3, 2018 and came into effect on April 1, 2018, a comprehensive analysis will be used to determine beneficial ownership based on the actual situation of a specific case combined with certain principles, and if an applicant was obliged to pay more than 50% of its income to a third country (region) resident within 12 months of the receipt of the income, or the business activities undertaken by an applicant did not constitute substantive business activities including substantive manufacturing, distribution, management and other activities, the applicant was unlikely to be recognized as a beneficial owner to enjoy tax treaty benefits.

Regulations on Intellectual Property

Trademarks

Trademarks are protected by the PRC Trademark Law adopted in 1982 and lastly amended in 2019, as well as the Implementation Regulation of the PRC Trademark Law adopted by the State Council in 2002 and amended in 2014. The Trademark Office of China National Intellectual Property Administration handles trademark registrations. Trademarks can be registered for a term of ten years and can be repeatedly extended for another ten-year term at the time of expiry. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. As of the date of this prospectus, we have registered 3 trademarks, all of which are fully owned and in use by us. According to Chinese Trademark Law, if anyone has a dispute the officially registered trademarks, he can file a petition to the review board of the Trademark Office, requesting a comprehensive review that may result in the revoking the registered trademarks. So far, we have not received any such kind of petition and we strongly believe there will not be such petition because our trademarks are firstly used as well as firstly registered by us.

Patents

According to the PRC Patent Law promulgated by the SCNPC on March 12, 1984 and last amended on October 17, 2020 with effect from June 1, 2021, and its latest Implementation Rules promulgated by the State Council on January 9, 2010 and took into effect on February 1, 2010, the National Intellectual Property Administration is responsible for administering patents in the PRC. Inventions, utility models, and designs with the features of novelty, inventiveness and practical applicability, are three kinds of patent defined and protected under China’s Patent Law. The State Intellectual Property Office is responsible for examining and approving patent applications. Once the application is approved, the applicants can have their patent under Chinese legal protection for a long term since its application date, which is 20 years for invention and ten years for utility models and designs.

Domain Names

Internet domain name registration and related matters are primarily regulated by the Measures on Administration of Internet Domain Names, which were promulgated by the MIIT on August 24, 2017 and took effect on November 1, 2017, and the Detailed Rules for the Implementation of National Top-level Domain Name Registration, which were promulgated by China Internet Network Information Center and took into effect on June 18, 2019. Domain name owners are required to register their domain names and the MIIT is in charge of the administration of PRC internet domain names. The domain name services follow a “first come, first file” principle. The applicants will become the holders of such domain names upon the completion of the registration procedure.

Regulations Relating to Anti-Monopoly, Anti-Corruption and Anti-Bribery

On August 30, 2007, the SCNPC promulgated the Anti-Monopoly Law which stipulated the regulation of market monopoly. The Anti-Monopoly Law prohibits the conclusion of a monopoly agreement between business operators, the abuse of a dominant market position by a business operator and concentration of undertakings which has or may have an effect of excluding or limiting market competition. On October 23, 2021, the SCNPC issued a second draft amendment to the amended Anti-Monopoly Law for public comments, which proposes to increase the fines on business operators liable for illegal concentration to “no more than ten percent of the preceding year’s sales revenue of the business operators if the concentration of business operators has or may have an effect of excluding or limiting competition; or a fine of up to RMB5 million if the concentration of business operators does not have an effect of excluding or limiting competition.” The draft also empowers the relevant authority to investigate into transaction where there is evidence that the resulting concentration has or may have the effect of eliminating or restricting competition, even if the level of such concentration does not reach the filing threshold. As the date of this prospectus, the amended Anti-Monopoly Law has not been enacted yet.

Pursuant to the Anti-Unfair Competition Law of the PRC promulgated by the SCNPC on September 1, 1993 and last amended on April 23, 2019, a business operator shall not resort to bribery to seek a transaction opportunity or competitive advantage by offering money or goods or by any other means, to (i) any employee of the counterparty in a transaction, (ii) any entity or individual entrusted by the counterparty in a transaction to handle relevant affairs, or (iii) any other entity or individual that takes advantage of powers or influence to influence a transaction. A business operator may expressly offer a discount to the counterparty or pay commissions to the intermediaries of a transaction in the course of transaction activities, which shall be properly recorded at both parties’ accounting books. Any commercial bribery committed by an employee of a given business operator will be deemed as conduct of such business operator unless evidence shows that such act is not related to such business operator’s efforts in seeking a transaction opportunity or competitive advantage.

MANAGEMENT

Directors, Director Nominees and Executive Officers

The following table sets forth information regarding our directors and officers as of the date of this prospectus. Unless otherwise stated, the business address for our directors and executive officers is that of our principal executive offices at Floor 23, No.2 Tonghuinan Road, Xiaoshan District, Hangzhou City, Zhejiang Province, the PRC.

Name	Age	Position with our Company
Shuang Wu	40	Chief Executive Officer, Director, and Chairman of the Board of Directors
Ningfang Liang	50	Chief Financial Officer
Baiming Yu	52	Chief Operating Officer and Director Appointee*
Xiaoyang Li	36	Independent Director Appointee*
Zhongxuan Li	49	Independent Director Appointee*
Robert Johnson	45	Independent Director Appointee*

____________

*        Baiming Yu, Xiaoyang Li, Zhongxuan Li, and Robert Johnson have accepted appointments to be our directors, effective immediately prior to the effectiveness of our registration statement of which this prospectus is a part.

Shuang Wu has served as our Chief Executive Officer and Chairman of the Board of Directors since June 2022 and our director since March 2022. Mr. Wu has extensive managerial and financial experience. Before joining our company, from August 2019 to May 2022, he was the Chief Operating Officer of EZGO Technologies Ltd (Nasdaq: EZGO), a company focusing on sales of lithium battery and electric bicycle, and was responsible for making and enforcing business plans. From January 2018 to July 2019, he served as the vice president of Changzhou Hengmao Electricity Technology Co., Ltd., working for business operation and management. He was the General Manager of Investment of Shanghai Dafeng Investment Group Co., Ltd. from June 2015 to December 2017. From November 2011 to December 2014, he served as the assistant of General Manager of Travelex of Auckland Airport, a foreign exchange service provider. From June 2009 to November 2011, he was a financial adviser of Westpac Bank. Mr. Wu received his bachelor’s degree of finance and master’s degree of business from Massey University.

Ningfang Liang has served as our Chief Financial Officer since June 2022. Mr. Liang has been in the financial field and working for U.S.-listed companies for over 15 years. From December 2008 to June 2011, he was the manager of Sirius International Insurance Group, a former Nasdaq-listed company (Nasdaq: SG), and from June 2016 to June 2022, he rejoined the company and resumed being the manager, responsible for evaluating business performance and consolidated financial results, preparing for SEC filings and recommending changes for business plan from the perspective of finance. From March 2013 to January 2016, and from June 2011 to February 2013, he worked as the Chief Financial Officer of two U.S. public companies respectively, Tantech Holdings Ltd. (Nasdaq: TANH) and China GengSheng Minerals, Inc. (OTCMKTS: CHGS). From December 2006 to December 2008, he worked as a senior accountant in American International Group Inc. (NYSE: AIG). He was a financial analyst of Celgene Corporation, a former Nasdaq-listed company (Nasdaq: CELG), from January 2005 to December 2006. Mr. Liang has a bachelor’s degree of science from Shanghai University of Finance and Economics and an MBA degree from University of Illinois, Urbana-Champaign. He is also a Certified Public Accountant of state of New Jersey and Illinois.

Baiming Yu has served as our Chief Operating Officer since June 2022 and will serve as our director starting immediately prior to the effectiveness of our registration statement of which this prospectus is a part. Mr. Yu has enriched experience in the field of medicine. He is the founder of Hangzhou Shanyou and has been its General Manager since January 2002, responsible for the company’s daily operation and management. Additionally, he served as the General Manager of Hangzhou Yuanqi Biotech Co., Ltd. from January 2012 to December 2018. From August 1993 to December 2001, he was a doctor of The First People’s Hospital of Xiaoshan City. Mr. Yu received his bachelor’s degree of medicine in anesthesia from the former Zhejiang Medical University, which was merged into Zhejiang University in 1998.

Xiaoyang Li will serve as our director starting immediately prior to the effectiveness of our registration statement of which this prospectus is a part. Dr. Li has been working in Ruijin Hospital Affiliated to Shanghai Jiao Tong University School of Medicine since July 2011. He was a Resident Physician initially and later got promoted to be an Attending Physician in June 2016. Since December 2020, he has been the Associate Chief Physician of the hospital. Dr. Li received his master’s degree of clinical medicine and doctor’s degree of internal medicine from Shanghai Jiao Tong University.

Zhongxuan Li will serve as our director starting immediately prior to the effectiveness of our registration statement of which this prospectus is a part. Mr. Li’s law practices cover multiple fields, including IPO, merger and acquisition, private equity, foreign direct investment, and commercial arbitration. He has been the senior partner of DeHeng Law Office (Shenzhen) since March 2008. From October 2006 to February 2008, he was an attorney of King & Wood Mallesons’s Shenzhen office. From July 2004 to April 2006, he was a legal manager of department of South Africa of Huawei Technologies Co., Ltd. From April 2000 to April 2003, he was a director of legal department of Shenzhen Credit Guarantee Group Co., Ltd. Mr. Li received his bachelor’s degree of law from Lanzhou University, and master’s degrees of law from both Northwest University of Political Science and Law and Washington & Lee University. He is admitted to practice as an attorney in both the PRC and State of New York.

Robert Johnson will serve as our director starting immediately prior to the effectiveness of our registration statement of which this prospectus is a part. Mr. Johnson has over 15 years of experience in tax and finance. He has been the Financial Controller of BAS Holdings Investments, LLC since February 2020, primarily responsible for review of periodic account and intercompany reconciliations and financial statement reporting and cash, receivables, and payables management for operating companies. From January 2017 to January 2020, he was the controller for family office of Lionstone Development, LLC. From June 2010 to June 2015, he was the controller for family office of BSL Capital, Inc. From September 2005 to June 2010, he served as a senior tax accountant of CBIZ MHM, LLC, and from January 2004 to September 2005, he was a tax accountant of Mallah Furman and Company. Mr. Johnson received his bachelor’s degrees of science in accounting and finance from University of Central Florida, and his MBA degree from University of Miami. He is both a Certified Management Accountant and Certified Public Accountant.

Board of Directors and Committees

Upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part, our board of directors will consist of five directors, including three independent directors. We will also establish an Audit Committee, a Nominating and Corporate Governance Committee and a Compensation Committee upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part. We will adopt a charter for each of the three committees. Each of the committees of our board of directors will have the composition and responsibilities described below.

Audit Committee

Xiaoyang Li, Zhongxuan Li, and Robert Johnson will serve as members of our Audit Committee with Robert Jackson serving as the chairman of the Audit Committee. Each of our Audit Committee members will satisfy the “independence” requirements of the Nasdaq listing rules and meet the independence standards under Rule 10A-3 under the Exchange Act. Our board of directors have determined that Robert Johnson possesses accounting or related financial management experience that qualifies him as an “audit committee financial expert” as defined by the rules and regulations of the SEC. Our Audit Committee oversees our accounting and financial reporting processes and the audits of our financial statements. Our Audit Committee will perform several functions, including:

•        evaluating the independence and performance of, and assesses the qualifications of, our independent auditor, and engages such independent auditor;

•        approving the plan and fees for the annual audit, quarterly reviews, tax and other audit-related services, and approves in advance any non-audit service to be provided by the independent auditor;

•        monitoring the independence of the independent auditor and the rotation of partners of the independent auditor on our engagement team as required by law;

•        reviewing the financial statements to be included in our Annual Report on Form 20-F and Current Reports on Form 6-K and reviews with management and the independent auditors the results of the annual audit and reviews of our quarterly financial statements;

•        overseeing all aspects of our systems of internal accounting control and corporate governance functions on behalf of the board;

•        reviewing and approving in advance any proposed related-party transactions and report to the full Board on any approved transactions; and

•        providing oversight assistance in connection with legal, ethical and risk management compliance programs established by management and our board of directors, including Sarbanes-Oxley Act implementation, and makes recommendations to our board of directors regarding corporate governance issues and policy decisions.

Compensation Committee

Xiaoyang Li, Zhongxuan Li and Robert Johnson will serve as members of our Compensation Committee with Xiaoyang Li serving as the chairman of the Compensation Committee. All of our Compensation Committee members satisfy the “independence” requirements of the Nasdaq listing rules and meet the independence standards under Rule 10A-3 under the Exchange Act. Our Compensation Committee will be responsible for overseeing and making recommendations to our board of our directors regarding the salaries and other compensation of our executive officers and general employees and providing assistance and recommendations with respect to our compensation policies and practices.

Nominating and Corporate Governance Committee

Xiaoyang Li, Zhongxuan Li and Robert Johnson will serve as members of our Nominating and Corporate Governance Committee, with Zhongxuan Li serving as the chairman of the Nominating and Corporate Governance Committee. All of our Nominating and Corporate Governance Committee members will satisfy the “independence” requirements of the Nasdaq listing rules and meet the independence standards under Rule 10A-3 under the Exchange Act. Our Nominating and Corporate Governance Committee will be responsible for identifying and proposing new potential director nominees to the board of directors for consideration and reviewing our corporate governance policies.

Code of Ethics

Effective upon consummation of this offering, we will adopt a code of ethics that applies to all of our executive officers, directors and employees in accordance with the rules of the Nasdaq and the SEC. The code of ethics codifies the business and ethical principles that govern all aspects of our business. We will file a copy of our Code of Ethics as an exhibit to the registration statement of which this prospectus is a part. You will be able to review these documents by accessing our public filings at the SEC’s website at www.sec.gov.

Family Relationships

There are no family relationships, or other arrangements or understandings between or among any of the directors, director nominees, executive officers or other person pursuant to which such person was selected to serve as a director or officer.

Duties of Directors

Under Cayman Islands law, directors and officers owe the following fiduciary duties:

(i)     duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole;

(ii)    duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;

(iii)   directors should not properly fetter the exercise of future discretion;

(iv)   duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and

(v)    duty to exercise independent judgment.

In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience which that director has.

As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the memorandum and articles of association or alternatively by shareholder approval at general meetings.

Accordingly, as a result of multiple business affiliations, our officers and directors may have similar legal obligations relating to presenting business opportunities meeting the above-listed criteria to multiple entities. In addition, conflicts of interest may arise when our board evaluates a particular business opportunity with respect to the above-listed criteria. We cannot assure you that any of the afore-mentioned conflicts will be resolved in our favor. Furthermore, each of our officers and directors has pre-existing fiduciary obligations to other businesses of which they are officers or directors.

Our company has the right to seek damages if a duty owed by our directors is breached. A shareholder may in certain limited exceptional circumstances have the right to seek damages in our name if a duty owed by our directors is breached. You should refer to “Description of Share Capital — Comparison of Cayman Islands Corporate Law and U.S. Corporate Law” for additional information on our standard of corporate governance under Cayman Islands law.

In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association as may be amended from time to time. Our company has a right to seek damages against any director who breaches a duty owed to us.

Our directors have all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our Board of Directors include, among others:

•        convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•        declaring dividends and distributions;

•        appointing officers and determining the term of office of officers;

•        exercising the borrowing powers of our Company and mortgaging the property of our Company; and

•        approving the transfer of shares of our Company, including the registering of such shares in our share register.

Terms of Directors and Officers

Our officers are appointed by and serve at the discretion of our board of directors and the shareholders voting by ordinary resolution. Our directors are not subject to a set term of office and hold office until the next general meeting called for the appointment of directors and until their successor is duly appointed or such time as they die, resign or are removed from office by a shareholders’ ordinary resolution. The office of a director will be vacated automatically if, among other things, the directors resigns in writing, becomes bankrupt or makes any arrangement or composition with his/her creditors generally or is found to be or becomes of unsound mind.

Employment Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for an initial term of [•] and is subject to successive, automatic one-year extensions unless either party gives notice of non-extension to the other party at least 30 days prior to the end of the applicable term.

The executive officers are entitled to a fixed salary and to participate in our equity incentive plans, if any and other company benefits, each as determined by the Board from time to time.

We may terminate the executive officer’s employment for cause, at any time, without notice or remuneration, for certain acts, such as conviction or plea of guilty to a felony or grossly negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. In such case, the executive officer will not be entitled to receive payment of any severance benefits or other amounts by reason of the termination, and his right to all other benefits will terminate, except as required by any applicable law. We may also terminate the executive officer’s employment without cause immediately and without prior written notice upon the removal of the executive officer pursuant to the exercise of any power contained in the memorandum and articles of association of the Company or upon 30 days’ advance written notice. In such case of termination by us, we are required to provide the following severance payments and benefits to the executive officer: a cash payment of three month of base salary as of the date of such termination.

The executive officer may terminate his or her employment at any time with 30 days’ advance written notice if there is any significant change in his or her duties and responsibilities or a material reduction in his or annual salary. In such case, the executive officer will be entitled to receive compensation equivalent to three months of his or her base salary. In addition, if we or our successor terminates the employment agreements upon a merger, consolidation, or transfer or sale of all or substantially all of our assets with or to any other individual(s) or entity, the executive officer shall be entitled to the following severance payments and benefits upon such termination: (1) a lump sum cash payment equal to three months of base salary at a rate equal to the greater of his or her annual salary in effect immediately prior to the termination, or his or her then current annua1 salary as of the date of such termination; (2) a lump sum cash payment equal to a pro-rated amount of target annual bonus for the fiscal year immediately preceding the termination; (3) payment of premiums for continued health benefits under our health plans for three months fo1lowing the termination; and (4) immediate vesting of 100% of the then-unvested portion of any outstanding equity awards held by the executive officer. The employment agreements also contain customary restrictive covenants relating to confidentiality, non-competition and non-solicitation, as well as indemnification of the executive officer against certain liabilities and expenses incurred by him or her in connection with claims made by reason of him or her being an officer of our company.

Compensation of Directors and Officers

For the year ended September 30, 2021, we paid an aggregate of approximately RMB651,100 (approximately $101,049) as compensation to our directors and officers. We have not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our directors and executive officers.

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our Ordinary Shares as of the date of this prospectus by our officers, directors, director nominees and 5% or greater beneficial owners of Ordinary Shares.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him, subject to applicable community property laws.

As of the date of this prospectus, we had no Ordinary Shares outstanding that were held by record holders in the United States. Other than disclosed above, none of our shareholders has informed us that it is affiliated with a registered broker-dealer or is in the business of underwriting securities. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

	Ordinary Shares Beneficially Owned Prior to this Offering		Ordinary Shares Beneficially Owned After this Offering		Percentage of Votes Held After this Offering
	Number	Percent	Number	Percent	Percent
Directors and Officers:[1]
Shuang Wu2	12,130	24.26%		%	%
Baiming Yu3	25,000	50%		%	%
Ningfang Liang	0	0%		%	%
Robert Jackson	0	0%		%	%
Zhongxuan Li	0	0%		%	%
Xiaoyang Li	0	0%		%	%
All directors and officers as a group:	37,130	64.26%		%	%
5% Shareholders[4]:
LWY GROUP LTD[3]	25,000	50%		%	%
HJZ GROUP LTD[5]	5,740	11.48%		%	%
SANYOU NO.1 GROUP LTD[6]	3,890	7.78%		%	%
JPY GROUP LTD[7]	2,870	5.74%		%	%
SANYOU NO.2 GROUP LTD[8]	2,500	5%		%	%
YQJ GROUP LTD[9]	2,500	5%		%	%
ZHF GROUP LTD[10]	2,500	5%		%	%
ZLW GROUP LTD[11]	2,500	5%		%	%
ZXH GROUP LTD[12]	2,500	5%		%	%

____________

Notes:

(1)      Unless otherwise indicated, the business address of each of the individuals is Floor 23, No. 2 Tonghuinan Road Xiaoshan District, Hangzhou City, Zhejiang Province, the PRC. The business address of Ningfang Liang is 65 Grassman Pl, Berkeley Heights, New Jersey, U.S. The business address of Robert Jackson is 1450 Brickell Avenue 31st Floor, Miami, Florida, U.S. The business address of Zhongxuan Li is Floor 33, Anlian Mansion B, Jintian Road, Futian District, Shenzhen City, Guangdong Province, PRC. The business address of Xiaoyang Li is No.197, Ruijin Er Road, Huangpu District, Shanghai City, PRC.

(2)     Shuang Wu is the only director of HJZ GROUP LTD, SANYOU NO.1 GROUP LTD and SANYOU NO.2 GROUP LTD. Please refer to Note (5), (6) and (8).

(3)      The number of Ordinary Shares beneficially owned prior to this offering represents 25,000 Ordinary Shares held by LWY GROUP LTD, a British Virgin Islands company, which is 100% owned by Baiming Yu.

(4)      Unless otherwise indicated, the registered address of each of the shareholders is 2/F, Palm Grove House, P.O. Box 3340, Road Town, Tortola, British Virgin Islands.

(5)      The number of Ordinary Shares beneficially owned prior to this offering represents 5,740 Ordinary Shares held by HJZ GROUP LTD, a British Virgin Islands company, which is owned by Zaowu Li, Yingjing Ye, Jiahuan Zhang and Xiaoying Zheng, and each of them equally owns 25% shares. Shuang Wu is the only director of this company.

(6)      The number of Ordinary Shares beneficially owned prior to this offering represents 3,890 Ordinary Shares held by SANYOU NO.1 GROUP LTD, a British Virgin Islands company, which is owned by Lei Wang, Kun Wang, Yiqi Tang, Jianhua Deng, Weicheng Liang, Tingzhong Lu, Xiaohua Dai, Qian Cui, Yongshun Han, Jianzhong Jin, Haoran Meng, Lianjun Sheng, Jianlin Tan, Heping Wen, Jiayao Wu, Qing Zhao, Yanding Zheng, Yun Li, and Xuehong Deng, who owns 17.74%, 16.1%, 9.64%, 4.82%, 9.64%, 4.5%, 3.21%, 3.21%, 3.21%, 3.21%, 3.21%, 3.21%, 3.21%, 3.21%, 3.21%, 1.61%, 0.64% and 3.21% shares, respectively. Shuang Wu is the only director of this company.

(7)      The number of Ordinary Shares beneficially owned prior to this offering represents 2,870 Ordinary Shares held by JPY GROUP LTD, a British Virgin Islands company, which is 100% owned by Peiyao Jin.

(8)      The number of Ordinary Shares beneficially owned prior to this offering represents 2,500 Ordinary Shares held by SANYOU NO.2 GROUP LTD, a British Virgin Islands company, which is owned by Cheng Guo, Jianyuan Lu, and Yuanjun Xu, who owns 20%, 46.8% and 33.2% shares, respectively. Shuang Wu is the only director of this company

(9)      The number of Ordinary Shares beneficially owned prior to this offering represents 2,500 Ordinary Shares held by YQJ GROUP LTD, a British Virgin Islands company, which is 100% owned by Jiamin Yu.

(10)    The number of Ordinary Shares beneficially owned prior to this offering represents 2,500 Ordinary Shares held by ZHF GROUP LTD, a British Virgin Islands company, which is 100% owned by Hongfeng Zhang.

(11)    The number of Ordinary Shares beneficially owned prior to this offering represents 2,500 Ordinary Shares held by ZLW GROUP LTD, a British Virgin Islands company, which is 100% owned by Liwei Zhang.

(12)    The number of Ordinary Shares beneficially owned prior to this offering represents 2,500 Ordinary Shares held by ZXH GROUP LTD, a British Virgin Islands company, which is 100% owned by Xiaohan Zhang.

RELATED PARTY TRANSACTIONS

Related Parties

The relationship of related party is summarized as follow.

No.	Name of Related Parties	Relationship with the Group
a	Baiming Yu	Director and a shareholder of the Company
b	Liwei Zhang	Shareholder of the Company and the spouse of Baiming Yu
c	Qijia Yu	Immediate family member of Baiming Yu
d	Baicheng Zhang	Immediate family member of Liwei Zhang
e	Hangzhou Shuige Technology Co., Ltd (“Hangzhou Shuige”)	55% equity interests owned by Baiming Yu
f	Hangzhou Qingniu Medical Instrument Co., Ltd (“Hangzhou Qingniu”)	Owned by immediate family member of Baiming Yu
g	Hangzhou Xiaoshan Ance Building Materials Firm (“Xiaoshan Ance”)	Owned by Liwei Zhang

Related Party Transactions

The table below shows the nature and amounts of related party transactions for the periods indicated.

Nature	For the years ended September 30,
	2021	2020
Loan to Hangzhou Shuige Technology Co., Ltd(1)	$11,770,039	$3,167,466
Repayment from Hangzhou Shuige Technology Co., Ltd(1)	8,107,731	3,140,345
Loan to Liwei Zhang(2)	11,065	889,172
Repayment from Liwei Zhang(2)	1,060,862	—
Withholding tax receivables from Liwei Zhang	77,084	—
Advance to Baiming Yu(5)	15,368	—
Reimbursement from Baiming Yu(5)	112,020	15,518
Withholding tax receivables from Baiming Yu	156,504	—
Repayment from Zhang Baicheng(2)	61,470	—
Selling to Hangzhou Qingniu(4)	1,270,093	187,781
Repayment from Hangzhou Qingniu(4)	1,427,617	114,194
Loan to Xiaoshan Ance(1)	—	85,646
Repayment from Xiaoshan Ance(1)	766,889	—
Sales to Qijia Yu(3)	—	825,711
Repayment from Qijia Yu(3)	888,954	—
Loan to Baicheng Zhang(2)	—	57,097

____________

(1)      It consisted of the loan to this related party for its daily operations and repayment from the related parties.

(2)      It consisted of the interest-free loan to related parties and repayment from the related parties.

(3)      It was the receivable for selling property to this related party and repayment from this related party.

(4)      It was the receivable for selling medical consumables to this related party and repayment from this related party.

(5)      It was the advances made to the Baiming Yu for our daily operational purposes, and reimbursement from Baiming Yu for our operational expenses.

Amounts due from related parties

The table below shows the amounts due from related parties for the periods indicated.

	As of September 30,
	2021	2020
Hangzhou Shuige Technology Co., Ltd(1)	$3,952,319	$240,809
Liwei Zhang(2)	77,847	1,830,924
Hangzhou Qingniu(3)	275,993	412,892
Xiaoshan Ance(4)	—	1,029,560
Baicheng Zhang(5)	50,797	107,120
Baiming Yu(6)	194,527	131,076
Qijia Yu(7)	—	851,980
Total	$4,551,483	$4,604,361

____________

(1)      The balance represented interest-free loan to this related party for its daily operations, which was due on demand. Hangzhou Shuige has repaid $3,952,319 as of the date the consolidated financial statements were issued.

(2)      The balance represented withholding tax receivables related to dividend distribution and interest-free loan to this related party, which was due on demand.

(3)      The balance represented the accounts receivable for selling medical consumables to this related party.

(4)      The balance represented interest-free loan to this related party for its daily operations, which was due on demand.

(5)      The balance represented interest-free loan to this related party, which was due on demand.

(6)      The balance represented withholding tax receivables related to dividend distribution and advances made to the management for the Group’s daily operational purposes.

(7)      The balance represented the receivable for selling property to this related party.

Employment Agreements

See “Management — Employment Agreements.”

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company and our affairs are governed by our amended and restated memorandum and articles of association and the Companies Act of the Cayman Islands, which we refer to as the Companies Act below.

We intend to adopt an amended and restated memorandum and articles of association (which we refer to as the Articles below) immediately prior to the completion of this offering and will replace our current memorandum and articles of association in its entirety.

Our authorized share capital consists of 50,000 Ordinary Shares, par value $1 per share. As of the date of this prospectus, 50,000 Ordinary Shares were issued and outstanding.

We were incorporated as an exempted company with limited liability under the Companies Act on March 1, 2022. A Cayman Islands exempted company:

•        is a company that conducts its business mainly outside the Cayman Islands;

•        is prohibited from trading in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the exempted company carried on outside the Cayman Islands (and for this purpose can effect and conclude contracts in the Cayman Islands and exercise in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands);

•        does not have to hold an annual general meeting;

•        does not have to make its register of members open to inspection by shareholders of that company;

•        may obtain an undertaking against the imposition of any future taxation;

•        may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•        may register as a limited duration company; and

•        may register as a segregated portfolio company.

The following are summaries of material provisions of our proposed post-offering memorandum and articles of association and the Companies Act insofar as they relate to the material terms of our Ordinary Shares that we expect will become effective upon the completion of this offering.

Ordinary Shares

General

Under our amended and restated memorandum and articles of association which will be effective immediately prior to the completion of this offering, the objects of our Company are unrestricted and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands.

All of our issued and outstanding ordinary shares will be fully paid up and non-assessable. Our ordinary shares are issued in registered form, and are issued when registered in our register of members. Unless the directors determine otherwise, each holder of our ordinary share will not receive a certificate in respect of such ordinary share. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary share. We may not issue shares or warrants to bearer.

Voting Rights

A shareholder may participate in a general meeting in person, by proxy or by telephone or other electronic means. At any general meeting a resolution put to the vote at the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chairman of such meeting or by at least two shareholders having the right to vote on the resolutions or one or more shareholders present who together hold not less than ten percent of the voting rights of all those who are entitled to vote on the resolution. Unless a poll is so demanded, a declaration by the chairman as to the result of a resolution and an entry to that effect in the minutes of the meeting, shall be conclusive evidence of the outcome of a show of hands, without proof of the number or proportion of the votes recorded in favor of, or against, that resolution.

If a poll is duly demanded it shall be taken in such manner as the chairman directs and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall not be entitled to a second or casting vote.

As a matter of Cayman Islands law, (i) an ordinary resolution requires the affirmative vote of a majority of the shareholders who, being entitled to do so, attend and vote at a general meeting of the company; and (ii) a resolution is deemed to be a special resolution where it has been approved by either (i) at least two-thirds (or any higher threshold specified in a company’s articles of association) of a company’s shareholders who attend and vote at a general meeting for which notice specifying the intention to propose the resolution as a special resolution has been given; or (ii) if so authorized by a company’s articles of association, by a unanimous written resolution of all of the company’s shareholders.

Under Cayman Islands law, some matters, such as amending the memorandum and articles of association, changing the name or resolving to be registered by way of continuation in a jurisdiction outside the Cayman Islands, require the approval of shareholders by a special resolution.

General Meetings of Shareholders and Shareholder Proposals

As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Accordingly, we may, but shall not be obliged to, in each year hold a general meeting as an annual general meeting. Any annual general meeting held shall be held at such time and place as may be determined by our board of directors. All general meetings other than annual general meetings shall be called extraordinary general meetings.

The directors may convene general meetings whenever they think fit. General meetings shall also be convened on the written requisition of one or more of the shareholders entitled to attend and vote at our general meetings who (together) hold at least ten percent of the rights to vote at such general meeting in accordance with the notice provisions in the articles, specifying the purpose of the meeting and signed by each of the shareholders making the requisition. If the directors do not convene such meeting for a date not later than 21 clear days’ after the date of receipt of the written requisition, those shareholders who requested the meeting may convene the general meeting themselves within three months after the end of such period of 21 clear days in which case reasonable expenses incurred by them as a result of the directors failing to convene a meeting shall be reimbursed by us.

At least 5 clear days’ notice of an extraordinary general meeting and 5 clear days’ notice of an annual general meeting shall be given to shareholders entitled to attend and vote at such meeting. The notice shall specify the place, the day and the hour of the meeting and the general nature of that business. In addition, if a resolution is proposed as a special resolution, the text of that resolution shall be given to all shareholders. Notice of every general meeting shall also be given to the directors and our auditors.

Subject to the Companies Act and with the consent of the shareholders who, individually or collectively, hold at least 90 percent of the voting rights of all those who have a right to vote at a general meeting, a general meeting may be convened on shorter notice.

A quorum required for any general meeting of shareholders consists of one or more shareholders present or by proxy, holding shares which carry in aggregate not less than one-third of all votes attaching to all of our shares in issue and entitled to vote at such general meeting.

If, within 15 minutes from the time appointed for the general meeting, or at any time during the meeting, a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be cancelled. In any other case it shall stand adjourned to the same time and place seven days or to such other time or place as is determined by the directors.

The chairman may, with the consent of a meeting at which a quorum is present, adjourn the meeting. When a meeting is adjourned for seven days or more, notice of the adjourned meeting shall be given in accordance with the articles of association.

Dividends

Subject to the Companies Act and any rights and restrictions of any other class or series of shares, our board of directors may, from time to time and in accordance with our post-offering amended and restated memorandum and articles of association, declare dividends on the shares issued and authorize payment of the dividends out of our lawfully available funds. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or the share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. The “share premium account,” represents the excess of the price paid to our company on the issue of its shares over the par or “nominal” value of those shares, which is similar to the U.S. concept of additional paid in capital.

Unless provided for by the rights attached to a share, no dividend or other monies payable by the us in respect of a share shall bear interest.

Transfer of Ordinary Shares

Provided that a transfer of Ordinary Shares complies with applicable rules of Nasdaq Capital Market, a shareholder may transfer Ordinary Shares to another person by completing an instrument of transfer in a common form or in a form prescribed by Nasdaq Capital Market or in any other form approved by the directors, executed:

(a)     where the Ordinary Shares are fully paid, by or on behalf of that shareholder; and

(b)    where the Ordinary Shares are partly paid, by or on behalf of that shareholder and the transferee.

Our Board of Directors may, in its absolute discretion, decline to register any transfer of any Ordinary Share which is not fully paid up or on which we have a lien. Our Board of Directors may also decline to register any transfer of any Ordinary Share unless:

•        the instrument of transfer is lodged with us, accompanied by the certificate for the Ordinary Shares to which it relates and such other evidence as our Board of Directors may reasonably require to show the right of the transferor to make the transfer;

•        the instrument of transfer is in respect of only one class of Ordinary Shares;

•        the instrument of transfer is properly stamped, if required;

•        in the case of a transfer to joint holders, the number of joint holders to whom the Ordinary Share is to be transferred does not exceed four;

•        a fee of such maximum sum as Nasdaq may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof; or

•        the Ordinary Shares transferred are free of any lien in favor of us.

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

This, however, is unlikely to affect market transactions of the Ordinary Shares purchased by investors in the public offering. Once the Ordinary Shares have been listed, the legal title to such Ordinary Shares and the registration details of those Ordinary Shares in the Company’s register of members will remain with Transhare Corporation. All market transactions with respect to those Ordinary Shares will then be carried out without the need for any kind of registration by the directors, as the market transactions will all be conducted through the DTC systems.

The registration of transfers may, after compliance with any notice required of the Nasdaq Capital Market, be suspended and the register closed at such times and for such periods as our Board of Directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

Winding Up; Liquidation

Upon the winding up of our company, after the full amount that holders of any issued shares ranking senior to the Ordinary Shares as to distribution on liquidation or winding up are entitled to receive has been paid or set aside for payment, the holders of our Ordinary Shares are entitled to receive any remaining assets of our company available for distribution as determined by the liquidator. The shareholders may, subject to our post-offering amended and restated memorandum and articles of association and any other sanction required by the Companies Act, pass a special resolution allowing the liquidator to do either or both of the following:

•        to divide in specie among the shareholders the whole or any part of our assets and, for that purpose, to value any assets and to determine how the division shall be carried out as between the shareholders or different classes of shareholders; and

•        to vest the whole or any part of the assets in trustees for the benefit of shareholders and those liable to contribute to the winding up.

The directors have the authority to present a petition for our winding up to the Grand Court of the Cayman Islands on our behalf without the sanction of a resolution passed at a general meeting.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Our Board of Directors may from time to time make calls upon shareholders for any amounts unpaid on their Ordinary Shares in a notice served to such shareholders at least 14 clear days prior to the specified time and place of payment. Any Ordinary Shares that have been called upon and remain unpaid are subject to forfeiture. No shareholder shall be entitled to vote at any general meeting unless all calls or other sums payable by such shareholder have been paid. Our Board of Directors may deduct from a dividend or any other amount payable to a person in respect of an Ordinary Share any amount due by that person to the Company on a call or otherwise in relation to an Ordinary Share.

Redemption of Shares, Repurchase and Surrender of Shares

Subject to the Companies Act and any rights for the time being conferred on the shareholders holding a particular class of shares, we may by action of our directors:

1.      issue shares that are to be redeemed or liable to be redeemed, at our option or the shareholder holding those redeemable shares, on the terms and in the manner our directors determine before the issue of those shares;

2.      with the consent by special resolution of the shareholders holding shares of a particular class, vary the rights attaching to that class of shares so as to provide that those shares are to be redeemed or are liable to be redeemed at our option on the terms and in the manner which the directors determine at the time of such variation; and

3.      purchase all or any of our own shares of any class including any redeemable shares on the terms and in the manner which the directors determine at the time of such purchase.

We may make a payment in respect of the redemption or purchase of its own shares in any manner authorized by the Companies Act, including out of any combination of capital, our profits and the proceeds of a fresh issue of shares.

When making a payment in respect of the redemption or purchase of shares, the directors may make the payment in cash or in specie (or partly in one and partly in the other) if so authorized by the terms of the allotment of those shares or by the terms applying to those shares, or otherwise by agreement with the shareholder holding those shares.

Under the Companies Act, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve). If the repurchase proceeds are paid out of our Company’s capital, our Company must, immediately following such payment, be able to pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act, no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding and (c) unless the manner of purchase (if not so authorized under the articles of association) has first been authorized by a resolution of our shareholders.

In addition, under the Companies Act, our Company may accept the surrender of any fully paid share for no consideration unless, as a result of the surrender, the surrender would result in there being no shares outstanding (other than shares held as treasury shares).

Variations of Rights of Shares

If at any time, our share capital is divided into different classes of shares, the rights attached to any class of shares (unless otherwise provided by the terms of issue of the shares of that class), whether or not our Company is being wound-up, may be varied either with the consent in writing of the holders of two-thirds of the issued shares of that class or with the sanction of a resolution passed by a majority of two-thirds of the votes cast at a separate meeting of the issued shares of that class. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Issuance of Additional Shares

Our post-offering amended and restated memorandum and articles of association authorizes our Board of Directors to issue additional Ordinary Shares from time to time as our Board of Directors shall determine, to the extent of available authorized but unissued shares.

The board of directors is empowered to designate and issue from time to time one or more classes or series of preference shares and to fix and determine the relative rights, preferences, designations, qualifications, privileges, options, conversion rights, limitations and other special or relative rights of each such class or series so authorized. Such action could adversely affect the voting power and other rights of the holders of our Ordinary Shares or could have the effect of discouraging any attempt by a person or group to obtain control of us.

Inspection of Books and Records

Holders of our Ordinary Shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Anti-Takeover Provisions

Some provisions of our post-offering amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our Company or management that shareholders may consider favorable, including provisions that that authorize our board of directors to issue shares at such times and on such terms and conditions as the board of directors may decide without any further vote or action by our shareholders, and provisions that restrict the ability of our shareholders to call meetings and to propose special matters for consideration at shareholder meetings.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our post-offering amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our Company.

Changes in Capital

Subject to the Companies Act, our shareholders may from time to time by ordinary resolution:

•        increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution prescribes;

•        consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•        convert all or any of its paid up shares into stock and reconvert the stock into paid up shares of any denomination;

•        sub-divide our existing shares, or any of them into shares of a smaller amount than that fixed by our post-offering amended and restated memorandum of association; provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share will be the same as it was in case of the share from which the reduced share is derived; and

•        cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled or, in the case of shares without nominal par value, diminish the number of shares into which our capital is divided.

Exempted Company

We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company that does not hold a license to carry on business in the Cayman Islands:

•        does not have to file an annual return of its shareholders with the Registrar of Companies;

•        is not required to open its register of members for inspection;

•        does not have to hold an annual general meeting;

•        is prohibited from making any invitation to the public in the Cayman Islands to subscribe for any of its securities;

•        may not issue negotiable or bearer shares, but may issue shares with no par value;

•        may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•        may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•        may register as an exempted limited duration company; and

•        may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Register of Members

Under the Companies Act, we must keep a register of members and there should be entered therein:

•        the names and addresses of our members, and, a statement of the shares held by each member, which:

•        distinguishes each share by its number (so long as the share has a number);

•        confirms the amount paid, or agreed to be considered as paid, on the shares of each member;

•        confirms the number and category of shares held by each member; and

•        confirms whether each relevant category of shares held by a member carries voting rights under the articles of association of the company, and if so, whether such voting rights are conditional

•        the date on which the name of any person was entered on the register as a member; and

•        the date on which any person ceased to be a member.

Under Cayman Islands law, the register of members of our Company is prima facie evidence of the matters set out therein (i.e., the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members is deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name.

If the name of any person is incorrectly entered in or omitted from our register of members or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a member of our Company, the person or member aggrieved (or any member of our Company or our Company itself) may apply to the Grand Court of the Cayman Islands for an order that the register be rectified. The Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Differences in Corporate Law

Cayman Islands companies are governed by the Companies Act. The Companies Act is modelled on English law but does not follow recent English statutory enactments, and differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the material differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements

The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company.

In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association.

The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with, among other things, a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a special resolution of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose, a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent seventy-five per cent in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands.

While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•        the statutory provisions as to the required majority vote have been met;

•        the shareholders have been fairly represented at the meeting in question;

•        the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•        the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, give notice in the prescribed manner to any dissenting shareholders to require them to transfer such shares to the offeror on the terms of the offer, unless an application is made by the dissenting shareholder to the Court for an order otherwise within one month from the date on which the notice was given. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, save that objectors to a takeover offer may apply to the Grand Court of the Cayman Islands for various orders that the Grand Court of the Cayman Islands has a broad discretion to make, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Squeeze-out Provisions

When a take-over offer is made and accepted by holders of not less than 90% of the shares affected within four months, the offer may, within a two-month period commencing on the expiration of such four months period, give notice to require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands by a dissenting shareholder within one month from the date on which the notice was given but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

When a takeover offer is made and accepted by holders of 90% of the shares to whom the offer is made within four months, the offeror may, within a two-month period commencing on the expiration of such four months period, give notice to require the dissenting shareholders to transfer such shares on the terms of the offer, unless an application is made to the Grand Court of the Cayman Islands by the dissenting shareholder within one month from the date on which the notice was given.

Further, transactions similar to a merger, reconstruction and/or an amalgamation may in some circumstances be achieved through other means than these statutory provisions, such as by way of a share capital exchange, asset acquisition or control of an operating business through contractual arrangements.

Shareholders’ Suits

In principle, we will be the proper plaintiff to sue for a wrong done to us as a company and as a general rule, a derivative action may not be brought by a minority shareholder.

However, based on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, the Cayman Islands courts can be expected (and have had occasion) to follow and apply the common law principles which laid out certain exceptions to the foregoing principle, including when:

•        a company acts or proposes to act illegally or ultra vires and is therefore incapable of ratification by the shareholders;

•        the act complained of, although not beyond the scope of the company’s authority, could be effected only if duly authorized by more than a simple majority vote that has not been obtained; and

•        those who control the company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such indemnification may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Our post-offering amended and restated memorandum and articles of association provide that to the extent permitted by law, we shall indemnify each existing or former director (including alternate director), secretary and any of our other officers (including an investment adviser or an administrator or liquidator) and their personal representatives against:

•        all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former director (including alternate director), secretary or officer in or about the conduct of our business or affairs or in the execution or discharge of the existing or former director (including alternate director), secretary’s or officer’s duties, powers, authorities or discretions; and

•        without limitation to paragraph (a) above, all costs, expenses, losses or liabilities incurred by the existing or former director (including alternate director), secretary or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning us or our affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former director (including alternate director), secretary or officer, however, shall be indemnified in respect of any matter arising out of their own actual fraud, willful default or willful neglect.

This standard of conduct is generally the same as is permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we will enter into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our post-offering amended and restated memorandum and articles of association upon the closing of this Offering.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction.

The duty of loyalty requires that a director acts in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally.

In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company owes three types of duties to the company: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Companies Act imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however the courts of the Cayman Islands have held that a director owes the following fiduciary duties (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future and (d) a duty to avoid conflicts of interest and of duty.

The common law duties owed by a director are those to act with skill, and care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, there are indications that English and Commonwealth courts are moving towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Under statute, our directors are subject to a number of statutory obligations, which provisions prescribe penalties for breach. The most serious of these involves dishonesty or the authorizing of illegal payments and carry both criminal and civil penalties. By way of example, material statutory provisions attracting penalties include where (1) the director willfully authorizes or permits any distribution or dividend in contravention of the Companies Act; (ii) where the director knowingly or willfully authorizes or permits any payment out of capital by a company for a redemption or purchase of its own shares when the company is insolvent; (iii) where there has been a failure to maintain the books of account, minutes of meetings, or the company’s statutory registers of members, beneficial ownership, mortgages and charges, or directors (which includes alternate directors); (iv) where there has been a failure to provide information or access to documents to specified persons as required by the Companies Act; and (v) where the director makes or authorizes a false annual return to the Registrar of Companies.

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our post-offering amended and restated articles of association provide that shareholders may approve corporate matters and adopt both the ordinary resolutions and the special resolutions by way of unanimous written resolutions signed by all of the shareholders of our Company who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the Board of Directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association.

Our post-offering amended and restated memorandum and articles of association allow any one or more shareholders where together hold shares which carry in aggregate not less than one-third of the total number of votes attaching to all issued and outstanding shares of our Company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. If the directors do not convene such meeting for a date not later than twenty-one clear days’ after the date of receipt of the written requisition, those shareholders who requested the meeting may convene the general meeting themselves within three months after the end of such period of twenty-one clear days in which case reasonable expenses incurred by them as a result of the directors failing to convene a meeting shall be reimbursed by us. Other than this right to requisition a shareholders’ meeting, our post-offering amended and restated memorandum and articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings.

As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director.

There are no prohibitions in relation to cumulative voting under the Companies Act but our post-offering amended and restated articles of association do not provide for cumulative voting.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

Subject to the provisions of our post-incorporation amended and restated memorandum and articles of association (which include the removal of a director by ordinary resolution), the office of a director may be terminated forthwith if (a) he is prohibited by the laws of the Cayman Islands from acting as a director, (b) he is made bankrupt or makes an arrangement or composition with his creditors generally, (c) he resigns his office by notice to us, (d) he only held office as a director for a fixed term and such term expires, (e) in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a director, (f) he is given notice by the majority of the other directors (not being less than two in number) to vacate office (without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such director), (g) he is made subject to any law relating to mental health or incompetence, whether by court order or otherwise, or (h) without the consent of the other directors, he is absent from meetings of directors for continuous period of six months.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting shares within the past three years.

This statute has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although the Companies Act does not regulate transactions between a company and its significant shareholders, the directors of the company are required to comply with fiduciary duties which they owe to the company under Cayman Islands law, including the duty to ensure that, in their opinion, that such transactions must be entered into bona fide in the best interests of the company and for a proper purpose and not with the effect of constituting a fraud on the minority shareholders.

In addition, under our post-offering amended and restated memorandum and articles of association, no director or his affiliates shall be prevented from transacting with the Company or held liable for any profit realized under any such transaction if such director discloses the nature of his interest.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under the Companies Act and our post-offering amended and restated memorandum and articles of association, the Company may be wound up by a special resolution of our shareholders, or if the winding up is initiated by our board of directors, by either a special resolution of our members or, if our company is unable to pay its debts as they fall due, by an ordinary resolution of our members. In addition, a company may be wound up by an order of the courts of the Cayman Islands. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under the Companies Act and our post-offering amended and restated memorandum and articles of association, if our share capital is divided into more than one class of shares, the rights attaching to any class of share (unless otherwise provided by the terms of issue of the shares of that class) may be varied either with the consent in writing of the holders of not less than two-thirds of the issued shares of that class, or with the sanction of a resolution passed by a majority of not less than two-thirds of the holders of shares of the class present in person or by proxy at a separate meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote, and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors.

As permitted under the Companies Act and our post-offering amended and restated memorandum and articles of association, our post-offering amended and restated memorandum and articles of association may only be amended by special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders

Our post-offering amended and restated memorandum and articles of association do not limit the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. However, no person will be entitled to vote at any general meeting or at any separate meeting of the holders of the ordinary shares unless the person is registered as of the record date for such meeting and unless all calls or other sums presently payable by the person in respect of our ordinary shares have been paid. In addition, our post-offering amended and restated memorandum and articles of association do not stipulate the ownership threshold above which shareholder ownership must be disclosed.

Inspection of Books and Records

Under the Delaware General Corporation Law, any shareholder of a corporation may for any proper purpose inspect or make copies of the corporation’s stock ledger, list of shareholders and other books and records.

Holders of our shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we intend to provide our shareholders with annual reports containing audited financial statements. See “Where You Can Find Additional Information.”

Anti-Money Laundering — Cayman Islands

In order to comply with legislation or regulations aimed at the prevention of money laundering, we are required to adopt and maintain anti-money laundering procedures and may require subscribers to provide evidence to verify their identity and source of funds. Where permitted, and subject to certain conditions, we may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

We reserve the right to request such information as is necessary to verify the identity of a subscriber. In some cases the directors may be satisfied that no further information is required since an exemption applies under the Anti-Money Laundering Regulations (Revised) of the Cayman Islands, as amended and revised from time to time (the “Regulations”). Depending on the circumstances of each application, a detailed verification of identity might not be required where:

(a)     the subscriber makes the payment for their investment from an account held in the subscriber’s name at a recognized financial institution; or

(b)    the subscriber is regulated by a recognized regulatory authority and is based or incorporated in, or formed under the law of, a recognized jurisdiction; or

(c)     the application is made through an intermediary which is regulated by a recognized regulatory authority and is based in or incorporated in, or formed under the law of a recognized jurisdiction and an assurance is provided in relation to the procedures undertaken on the underlying investors.

For the purposes of these exceptions, recognition of a financial institution, regulatory authority or jurisdiction will be determined in accordance with the Regulations by reference to those jurisdictions recognized by the Cayman Islands Monetary Authority as having equivalent anti-money laundering regulations.

In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

We also reserve the right to refuse to make any payment to a shareholder if our directors or officers suspect or are advised that the payment to such shareholder might result in a breach of applicable anti-money laundering or other laws or regulations by any person in any relevant jurisdiction, or if such refusal is considered necessary or appropriate to ensure our compliance with any such laws or regulations in any applicable jurisdiction.

If any person resident in the Cayman Islands knows or suspects, or has reasonable grounds for knowing or suspecting, that another person is engaged in criminal conduct or is involved with terrorism or terrorist property and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Act (Revised) of the Cayman Islands if the disclosure relates to criminal conduct or money laundering or (ii) a police officer of the rank of constable or higher, or the Financial Reporting Authority, pursuant to the Terrorism Act (Revised) of the Cayman Islands, if the disclosure relates to involvement with terrorism or terrorist financing and property. Such a report will not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Data Protection — Cayman Islands

We have certain duties under the Data Protection Act, 2017 of the Cayman Islands (the “DPA”) based on internationally accepted principles of data privacy.

Privacy Notice

Introduction

This privacy notice puts our shareholders on notice that through your investment in the Company you will provide us with certain personal information which constitutes personal data within the meaning of the DPA (“personal data”).

In the following discussion, the “Company” refers to us and our affiliates and/or delegates, except where the context requires otherwise.

Investor Data

We will collect, use, disclose, retain and secure personal data to the extent reasonably required only and within the parameters that could be reasonably expected during the normal course of business. We will only process, disclose, transfer or retain personal data to the extent legitimately required to conduct our activities of on an ongoing basis or to comply with legal and regulatory obligations to which we are subject. We will only transfer personal data in accordance with the requirements of the DPA and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.

In our use of this personal data, we will be characterized as a “data controller” for the purposes of the DPA, while our affiliates and service providers who may receive this personal data from us in the conduct of our activities may either act as our “data processors” for the purposes of the DPA or may process personal information for their own lawful purposes in connection with services provided to us.

We may also obtain personal data from other public sources. Personal data includes, without limitation, the following information relating to a shareholder and/or any individuals connected with a shareholder as an investor: name, residential address, email address, contact details, corporate contact information, signature, nationality, place of birth, date of birth, tax identification, credit history, correspondence records, passport number, bank account details, source of funds details and details relating to the shareholder’s investment activity.

Who this Affects

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation your investment in the Company, this will be relevant for those individuals and you should transmit the content of this Privacy Notice to such individuals or otherwise advise them of its content.

How the Company May Use a Shareholder’s Personal Data

The Company, as the data controller, may collect, store and use personal data for lawful purposes, including, in particular:

(i)     where this is necessary for the performance of our rights and obligations under any purchase agreements;

(ii)    where this is necessary for compliance with a legal and regulatory obligation to which we are subject (such as compliance with anti-money laundering and FATCA/CRS requirements); and/or

(iii)   where this is necessary for the purposes of our legitimate interests and such interests are not overridden by your interests, fundamental rights or freedoms.

Should we wish to use personal data for other specific purposes (including, if applicable, any purpose that requires your consent), we will contact you.

Why We May Transfer Your Personal Data

In certain circumstances we may be legally obliged to share personal data and other information with respect to your shareholding with the relevant regulatory authorities such as the Cayman Islands Monetary Authority or the Tax Information Authority. They, in turn, may exchange this information with foreign authorities, including tax authorities.

We anticipate disclosing personal data to persons who provide services to us and their respective affiliates (which may include certain entities located outside the United States, the Cayman Islands or the European Economic Area), who will process your personal data on our behalf.

The Data Protection Measures We Take

Any transfer of personal data by us or our duly authorized affiliates and/or delegates outside of the Cayman Islands shall be in accordance with the requirements of the DPA.

We and our duly authorized affiliates and/or delegates shall apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of personal data, and against accidental loss or destruction of, or damage to, personal data.

We shall notify you of any personal data breach that is reasonably likely to result in a risk to your interests, fundamental rights or freedoms or those data subjects to whom the relevant personal data relates.

History of Securities Issuances

The following is a summary of our securities issuances:

Share Issuances in March 2022

On March 1, 2022, we issued the following Ordinary Shares, par value $1.00 per share, to certain founding shareholders of Work Cayman:

Purchaser	Number of Ordinary Shares	Consideration
Tricor Services (Cayman Islands) Limited	1	$1
LWY GROUP LTD	24,999	$24,999
HJZ GROUP LTD	5,740	$5,740
SANYOU NO.1 GROUP LTD	3,890	$3,890
JPY GROUP LTD	2,870	$2,870
SANYOU NO.2 GROUP LTD	2,500	$2,500
YQJ GROUP LTD	2,500	$2,500
ZHF GROUP LTD	2,500	$2,500
ZLW GROUP LTD	2,500	$2,500
ZXH GROUP LTD	2,500	$2,500

Share Transfer in March 2022

On March 10, 2022, Tricor Services (Cayman Islands) Limited transferred its one share of Work Cayman to LWY GROUP LTD for $1.

Listing

We will apply to have our Ordinary Shares listed on the Nasdaq Capital Market under the symbol “WOK.” We cannot guarantee that we will be successful in listing our Ordinary Shares on the Nasdaq Capital Market; however, we will not complete this offering unless we are so listed.

Transfer Agent and Registrar

The transfer agent and registrar for our Ordinary Shares is Transhare Corporation. The transfer agent and registrar’s address is Bayside Center 1, 17755 US Highway 19 N, Suite 140, Clearwater, FL 33764.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have Ordinary Shares outstanding, assuming the underwriters do not exercise their over-allotment option to purchase additional Ordinary Shares. All of the Ordinary Shares sold in this offering will be freely transferable by persons other than by our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our Ordinary Shares in the public market could adversely affect prevailing market prices of our Ordinary Shares. Prior to this offering, there has been no public market for our Ordinary Shares. We will apply to list our Ordinary Shares on the Nasdaq Capital Market, but we cannot assure you that a regular trading market will develop. We cannot guarantee that we will be successful in listing our Ordinary Shares on the Nasdaq Capital Market; however, we will not complete this offering unless we are so listed.

Lock-up Agreements

We have agreed not to, for a period of [six months] from the date of this prospectus, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, lend or otherwise dispose of, except in this offering, any of our Ordinary Shares or securities that are substantially similar to our Ordinary Shares, including but not limited to any options to purchase our Ordinary Shares, or any securities that are convertible into or exchangeable for, or that represent the right to receive, our Ordinary Shares or any such substantially similar securities (other than pursuant to employee share option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed), without the prior written consent of the representatives of the underwriters.

Furthermore, each of our directors, executive officers and shareholders of 5% or more of our Ordinary Shares has also entered into a similar lock-up agreement for a period of six months from the date of this prospectus, subject to certain exceptions, with respect to our Ordinary Shares and securities that are substantially similar to our Ordinary Shares. These parties collectively own all of our outstanding Ordinary Shares, without giving effect to this offering.

Rule 144

All of our Ordinary Shares that will be outstanding upon the completion of this offering, other than those Ordinary Shares sold in this offering, are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who at the time of a sale is not, and has not been during the three months preceding the sale, an affiliate of ours and has beneficially owned our restricted securities for at least six months will be entitled to sell the restricted securities without registration under the Securities Act, subject only to the availability of current public information about us, and will be entitled to sell restricted securities beneficially owned for at least one year without restriction. Persons who are our affiliates and have beneficially owned our restricted securities for at least six months may sell a number of restricted securities within any three-month period that does not exceed the greater of the following:

•        1% of the then outstanding Ordinary Shares which will equal [•] Ordinary Shares, assuming the underwriters do not exercise their over-allotment option; or

•        the average weekly trading volume of our Ordinary Shares during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales by our affiliates under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our Ordinary Shares from us in connection with a compensatory share plan or other written agreement executed prior to the completion of this offering is eligible to resell those Ordinary Shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

TAXATION

The following discussion of material Cayman Islands, PRC, and United States federal income tax consequences of an investment in our Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our Ordinary Shares, such as the tax consequences under state, local, and other tax laws.

WE URGE POTENTIAL PURCHASERS OF OUR ORDINARY SHARES TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR ORDINARY SHARES.

People’s Republic of China Taxation

We are a holding company incorporated in the Cayman Islands and we gain substantial income by way of dividends paid to us from our PRC subsidiaries. The EIT Law and its implementation rules provide that PRC-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its equity holders that are non-resident enterprises, will normally be subject to PRC withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential tax rate or a tax exemption.

Under the EIT Law, an enterprise established outside of China with a “de facto management body” within China is considered a “resident enterprise,” which means that it is treated in a manner similar to a PRC domestic enterprise for enterprise income tax purposes. Although the implementation rules of the EIT Law define “de facto management body” as a managing body that actually, comprehensively manage and control the production and operation, staff, accounting, property, and other aspects of an enterprise, the only official guidance for this definition currently available is set forth in SAT Circular 82, which provides guidance on the determination of the tax residence status of a PRC-controlled offshore incorporated enterprise, defined as an enterprise that is incorporated under the laws of a foreign country or territory and that has a PRC enterprise or enterprise group as its primary controlling shareholder. In spite of further to SAT Circular 82, the SAT issued the SAT Bulletin 45, which took effect in September 2011 and was amended in June 2018, but SAT Bulletin 45 only provides for procedures and administration details of determination on resident status and administration on post-determination matters, did not define “de facto management body.” Although Work Cayman does not have a PRC enterprise or enterprise group as our primary controlling shareholder and is therefore not a PRC-controlled offshore incorporated enterprise within the meaning of SAT Circular 82, in the absence of guidance specifically applicable to us, we have applied the guidance set forth in SAT Circular 82 to evaluate the tax residence status of Work Cayman and its subsidiaries organized outside of China.

According to SAT Circular 82, a PRC-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following criteria are met: (i) the places where senior management and senior management departments that are responsible for daily production, operation and management of the enterprise perform their duties are mainly located within the territory of China; (ii) financial decisions (such as money borrowing, lending, financing and financial risk management) and personnel decisions (such as appointment, dismissal and salary and wages) are decided or need to be decided by organizations or persons located within the territory of China; (iii) main property, accounting books, corporate seal, the board of directors and files of the minutes of shareholders’ meetings of the enterprise are located or preserved within the territory of China; and (iv) one half (or more) of the directors or senior management staff having the right to vote habitually reside within the territory of China.

We believe that we do not meet some of the conditions outlined in the immediately preceding paragraph. For example, the key assets and records of Work Cayman, including the resolutions and meeting minutes of our board of directors and the resolutions and meeting minutes of our shareholders, are located and maintained outside China. In addition, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities. Accordingly, we believe that Work Cayman and its offshore subsidiary should not be treated as a “resident enterprise” for PRC tax purposes if the criteria for “de facto management body” as set forth in SAT Circular 82 were deemed applicable to us. As the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, however, we will continue to monitor our tax status.

If the PRC tax authorities determine that Work Cayman is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from any dividends we pay to our shareholders that are non- resident enterprises. In addition, non-resident enterprise shareholders may be subject to a 10% PRC withholding tax on gains realized on the sale or other disposition of our Ordinary Shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to dividends or gains realized by non-PRC individuals, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. It is also unclear, however, whether our non-PRC shareholders would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. There is no guidance from the PRC government to indicate whether or not any tax treaties between the PRC and other countries would apply in circumstances where a non-PRC company was deemed to be a PRC tax resident, and thus there is no basis for expecting how tax treaty between the PRC and other countries may impact non-resident enterprises. See “Risk Factors — Risks Relating to Doing Business in the PRC — We may be treated as a resident enterprise for PRC tax purposes under the PRC Enterprise Income Tax Law, and we may therefore be subject to PRC income tax on our global income.”

As a Cayman Islands holding company, we may receive dividends from our PRC subsidiary through offshore subsidiaries. The EIT Law and its implementing rules provide that dividends paid by a PRC entity to a non-resident enterprise for income tax purposes is subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with China. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. In October 2019, the SAT promulgated the Administrative Measures for Entitlement to Treaty Benefits for Non-resident Taxpayers, or SAT Circular 35, which became effective on January 1, 2020. SAT Circular 35 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, we may be able to benefit from the 5% withholding tax rate for the dividends it receives from our operating entities established in the PRC, if we satisfy the conditions prescribed under SAT Circular 82 and other relevant tax rules and regulations. However, according to SAT Circular 82 and SAT Circular 35, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

Provided that Work Cayman is not deemed to be a PRC resident enterprise, holders of our Ordinary Shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares. However, under SAT Bulletin 7, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding, or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Bulletin 7, and we may be required to expend valuable resources to comply with SAT Bulletin 7, or to establish that we should not be taxed under this Bulletin. See “Risk Factors — Risks Related to Doing Business in China — We and our shareholders face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.”

Hong Kong Taxation

Entities incorporated in Hong Kong are subject to profits tax in Hong Kong at the rate of 16.5% for the six months ended March 31, 2021 and each of the fiscal years ended September 30, 2020 and 2019.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfers of shares of, Cayman Islands companies (except those which hold interests in land in the Cayman Islands). There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, as the case may be, nor will gains derived from the disposal of our Ordinary Shares be subject to Cayman Islands income or corporation tax.

United States Federal Income Taxation

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

•        banks;

•        financial institutions;

•        insurance companies;

•        regulated investment companies;

•        real estate investment trusts;

•        broker-dealers;

•        persons that elect to mark their securities to market;

•        U.S. expatriates or former long-term residents of the U.S.;

•        governments or agencies or instrumentalities thereof;

•        tax-exempt entities;

•        persons liable for alternative minimum tax;

•        persons holding our Ordinary Shares as part of a straddle, hedging, conversion or integrated transaction;

•        persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our Ordinary Shares);

•        persons who acquired our Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation;

•        persons holding our Ordinary Shares through partnerships or other pass-through entities;

•        beneficiaries of a Trust holding our Ordinary Shares; or

•        persons holding our Ordinary Shares through a Trust.

The discussion set forth below is addressed only to U.S. Holders that purchase Ordinary Shares in this offering. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign, and other tax consequences to them of the purchase, ownership, and disposition of our Ordinary Shares.

Material Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares

The following sets forth the material U.S. federal income tax consequences related to the ownership and disposition of our Ordinary Shares. It is directed to U.S. Holders (as defined below) of our Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This description does not deal with all possible tax consequences relating to ownership and disposition of our Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local, and other tax laws.

The following brief description applies only to U.S. Holders (defined below) that hold Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of this prospectus and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of Ordinary Shares and you are, for U.S. federal income tax purposes,

•        an individual who is a citizen or resident of the United States;

•        a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

•        an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•        a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Taxation of Dividends and Other Distributions on Our Ordinary Shares

Subject to the PFIC rules discussed below, the gross amount of distributions made by us to you with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on certain exchanges, which presently includes the NYSE and the Nasdaq Stock Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this prospectus.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the PFIC rules discussed below, you will recognize taxable gain or loss on any sale, exchange, or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

Passive Foreign Investment Company

A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the U.S. Internal Revenue Code, for any taxable year if either:

•        at least 75% of its gross income for such taxable year is passive income; or

•        at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, the value of our assets must be determined based on the market value of our Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets on any particular quarterly testing date for purposes of the asset test.

Based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares, our PFIC status will depend in large part on the market price of our Ordinary Shares. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend our liquid assets. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Ordinary Shares from time to time) that may not be within our control. If we are a PFIC for any year during which you hold Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, however, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Ordinary Shares.

If we are a PFIC for your taxable year(s) during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary Shares will be treated as an excess distribution. under these special tax rules:

•        the excess distribution or gain will be allocated ratably over your holding period for the Ordinary Shares;

•        the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•        the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Ordinary Shares cannot be treated as capital, even if you hold the Ordinary Shares as capital assets.

A U.S. holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under section 1296 of the U.S. internal revenue code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of such taxable year over your adjusted basis in such Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— taxation of dividends and other distributions on our Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. treasury regulations), including the Nasdaq capital market. If the Ordinary Shares are regularly traded on the Nasdaq Capital Market and if you are a holder of Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. holder of stock in a PFIC may make a “qualified electing fund” election under section 1295(b) of the U.S. internal revenue code with respect to such PFIC to elect out of the tax treatment discussed above. The qualified electing fund election, however, is available only if such PFIC provides such U.S. holder with certain information regarding its earnings and profits as required under applicable U.S. treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. PFIC Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such Ordinary Shares, including regarding distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Ordinary Shares, then such Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Ordinary Shares for tax purposes.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for our Ordinary Shares when inherited from a decedent that was previously a holder of our Ordinary Shares. However, if we are determined to be a PFIC and a decedent that was a U.S. holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. holder held (or was deemed to hold) our Ordinary Shares, or a mark-to-market election and ownership of those Ordinary Shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. holder that inherits our Ordinary Shares from a U.S. holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange, or redemption of our Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the U.S. Internal Revenue Code with at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service form W-9 or who is otherwise exempt from backup withholding. U.S. holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service form W-9. U.S. holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. Transactions effected through certain brokers or other intermediaries, however, may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the hiring incentives to restore employment act of 2010, certain U.S. holders are required to report information relating to our Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, statement of specified foreign financial assets, with their tax return for each year in which they hold Ordinary Shares.

UNDERWRITING

Under the terms and subject to the conditions of an underwriting agreement dated the date of this prospectus, the underwriter named below has agreed to purchase, and we have agreed to sell to them, the number of our Ordinary Shares at the initial public offering price, less the underwriting discounts, as set forth on the cover page of this prospectus and as indicated below:

Underwriters	Number of Shares
Univest Securities, LLC

Total

The underwriter is offering the Ordinary Shares subject to their acceptance of the Ordinary Shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriter to pay for and accept delivery of the Ordinary Shares offered by this prospectus are subject to the approval of certain legal matters by its counsel and to other conditions. The underwriter is obligated to take and pay for all of the Ordinary Shares offered by this prospectus if any such shares are taken. However, the underwriter is not required to take or pay for the Ordinary Shares covered by the underwriter’s over-allotment option to purchase additional Ordinary Shares described below.

The underwriter will offer the Ordinary Shares to the public at the initial public offering price set forth on the cover of this prospectus and to selected dealers at the initial public offering price less a selling concession not in excess of US$             per share. After this offering, the initial public offering price, concession and reallowance to dealers may be reduced by the underwriter. No change in those terms will change the amount of proceeds to be received by us as set forth on the cover of this prospectus. The securities are offered by the underwriter as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.

Over-Allotment Option

We have granted to the underwriter an option, exercisable for 45 days from the closing of this offering, to purchase up to 15% additional Ordinary Shares at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering contemplated by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional Ordinary Shares as the number listed next to the underwriter’ name in the preceding table bears to the total number of Ordinary Shares listed next to the names of all underwriter in the preceding table.

Discounts and Expenses

The underwriting discounts are equal to the following percentages of the initial public offering price set forth on the cover of this prospectus: (i) 7% for all investors introduced by the underwriter and (ii) 3.54% for all investors sourced by the Company (“Company-Solicited Investors”) for all gross proceeds from Company-Solicited Investors.

The following table shows the per share and total initial public offering price, underwriting discounts, and proceeds before expenses to us, assuming all investors are introduced by the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional [*] Ordinary Shares.

	Per Share (US$)	Total Without Exercise of Over-allotment Option (US$)	Total With Full Exercise of Over-allotment Option (US$)
Initial public offering price(1)	$	$	$
Underwriting discounts (7%)(2)	$	$	$
Proceeds, before expenses, to us	$	$	$

____________

(1)      Initial public offering price per share is assumed as US$ per share, which is the midpoint of the range set forth on the cover page of this prospectus.

(2)      We shall pay to the underwriter discounts of 7% of the public offering price; provided, however, that for Ordinary Shares sold to investors sourced through the Company, and as mutually agreed upon by the Company and the underwriters, we shall pay to the underwriters’ discounts of 3.54% of the gross proceeds of this offering from such investors. This represents the maximum underwriting discount if none of the investors in the offering is introduced by us.

We will also pay to the underwriter by deduction from the net proceeds of the offering contemplated herein, a non-accountable expense allowance equal to 1% of the gross proceeds received by us from the sale of the ordinary shares, including any ordinary share issued pursuant to the exercise of the representative’s over-allotment option.

We have agreed to reimburse the underwriter up to a maximum of US$250,000 for out-of-pocket accountable expenses, including (i) all filing fees and communication expenses relating to the registration of the shares to be sold in this offering with the SEC and the filing of the offering materials with FINRA; (ii) all reasonable travel and lodging expenses incurred by the underwriter or its counsel in connection with visits to, and examinations of, our company; (iii) translation costs for due diligence purpose; (iv) all fees, expenses and disbursements relating to the registration or qualification of such shares under the “blue sky” securities laws of such states and other jurisdictions as the underwriter may reasonably designate (including, without limitation, all filing and registration fees, and the reasonable fees and disbursements of underwriter’s counsel); (v) the costs of all mailing and printing of the placement documents, registration statements, prospectuses and all amendments, supplements and exhibits thereto and as many preliminary and final prospectuses as the underwriter may reasonably deem necessary; (vi) the costs of preparing, printing and delivering certificates representing the shares and the fees and expenses of the transfer agent for such shares; and (vii) the reasonable cost for road show meetings and preparation of a power point presentation.

We have agreed to pay an expense advance of $50,000 to the underwriter, for the underwriter’s anticipated out-of-pocket expenses upon the initial filing of our draft registration statement; any expense deposits will be returned to us to the extent the underwriter’s out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A).

We estimate that the total expenses of the offering payable by us, excluding the underwriting discounts, will be approximately US$[*], including a maximum aggregate reimbursement of US$250,000 of underwriter’s accountable expenses.

Right of First Refusal

We have agreed to grant the underwriter for the twelve-month period following the closing of this offering, a right of first refusal to provide investment banking services to the Company on an exclusive basis in all matters for which investment banking services are sought by the Company. In accordance with FINRA Rule 5110(g)(6)(A)(i), such right of first refusal shall not have a duration of more than three years from the commencement of sales of this offering or the termination date of the engagement between the us and the underwriters.

Lock-Up Agreements

Pursuant to certain “lock-up” agreements, our executive officers, directors and certain holders of our Ordinary Shares have agreed, subject to certain exceptions, not to offer, sell, assign, transfer, pledge, contract to sell, or otherwise dispose of or announce the intention to otherwise dispose of, or enter into any swap, hedge or similar agreement or arrangement that transfers, in whole or in part, the economic risk of ownership of, directly or indirectly, engage in any short selling of any Ordinary Shares or securities convertible into or exchangeable or exercisable for any Ordinary Shares, whether currently owned or subsequently acquired, without the prior written consent of the underwriters, for a period of 180 days from the effective date of registration statement of which this prospectus forms a part.

The lock-up period described herein will be automatically extended if: (1) during the last 17 days of the restricted period, we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the lock-up period, we announce that it will release earnings results during the 16-day period beginning on the last day of the lock-up period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the date of the earnings release, unless the underwriters waive this extension in writing; provided, however, that this lock-up period extension shall not apply to the extent that FINRA has amended or repealed NASD Rule 2711(f)(4), or has otherwise provided written interpretive guidance regarding such rule, in each case, so as to eliminate the prohibition of any broker, dealer, or member of a national securities association from publishing or distributing any research report, with respect to the securities of an emerging growth company (as defined in the JOBS Act) prior to or after the expiration of any agreement between the broker, dealer, or member of a national securities association and the emerging growth company or its shareholders that restricts or prohibits the sale of securities held by the emerging growth company or its shareholders after the initial public offering date.

No Sales of Similar Securities

We have agreed, for a period of six months from the effective date of registration statement of which this prospectus forms a part, subject to certain limited exceptions, not to (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any Ordinary Shares or any securities convertible into or exercisable or exchangeable for Ordinary Shares, or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Ordinary Shares or any such other securities.

In addition, we have agreed, on behalf of the Company and any successor entity, that, without the prior written consent of the underwriters, we will not, for a period of twelve months from the commencement of the first day of trading of our Ordinary Shares, directly or indirectly in any “at-the-market” or continuous equity transaction, offer to sell, sell, contract to sell, grant any option to sell or otherwise dispose of the Ordinary Shares or any securities convertible into or exercisable or exchangeable for the Ordinary Shares.

Offering Price Determination

Prior to this offering, there has been no public market for our Ordinary Shares. The initial public offering price of the shares has been negotiated between us and the underwriters. Among the factors considered in determining the initial public offering price of the shares, in addition to the prevailing market conditions, are our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our Ordinary Shares. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under option to purchase additional shares. The underwriters can close out a covered short sale by exercising the option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the option to purchase additional shares. The underwriters may also sell shares in excess of the option to purchase additional shares, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriters or dealer repays selling concessions allowed to it for distributing our Ordinary Shares in this offering because such underwriters repurchases those shares in stabilizing or short covering transactions.

Finally, the underwriters may bid for, and purchase, our Ordinary Shares in market making transactions, including “passive” market making transactions as described below.

These activities may stabilize or maintain the market price of our Ordinary Shares at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriters are not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on the Nasdaq Capital Market, in the over-the-counter market, or otherwise.

Electronic Distribution

A prospectus in electronic format may be made available on the websites maintained by the underwriters or selling group members, if any, participating in this offering and the underwriters may distribute prospectuses electronically. The underwriters may agree to allocate a number of Ordinary Shares to selling group members for sale to their online brokerage account holders. The Ordinary Shares to be sold pursuant to internet distributions will be allocated on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or the underwriters, and should not be relied upon by investors.

Listing

Prior to this offering, there has been no public market for our Ordinary Shares. We have applied to list our Ordinary Shares on Nasdaq Capital Market under the symbol “WOK.” This offering is contingent upon us listing our Ordinary Shares on Nasdaq Capital Market or another national exchange. There can be no assurance that we will be successful in listing our Ordinary Shares on Nasdaq Capital Market.

Other Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Some of the underwriters and certain of their affiliates may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us and our affiliates, for which they may in the future receive customary fees, commissions and expenses.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

No action may be taken in any jurisdiction other than the United States that would permit a public offering of the shares or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the Ordinary Shares offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

In addition to the public offering of the Ordinary Shares in the United States, the underwriters may, subject to applicable foreign laws, also offer the Ordinary Shares in certain countries.

Offers outside of the United States

Notice to Prospective Investors in Hong Kong

The Ordinary Shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the Ordinary Shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to Ordinary Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in the People’s Republic of China

This prospectus may not be circulated or distributed in the PRC and the Ordinary Shares may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws, rules and regulations of the PRC. For the purpose of this paragraph only, the PRC does not include Taiwan and the special administrative regions of Hong Kong and Macau.

Notice to Prospective Investors in Taiwan

The Ordinary Shares have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the Ordinary Shares in Taiwan.

Notice to Prospective Investors in the Cayman Islands

No invitation, whether directly or indirectly may be made to the public in the Cayman Islands to subscribe for our Ordinary Shares.

Stamp Taxes

If you purchase Ordinary Shares offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

EXPENSES OF THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, Nasdaq listing fee and the FINRA filing fee, all amounts are estimates.

SEC Registration Fee	$	[•]
Nasdaq Listing Fee		[•]
FINRA Filing Fee		[•]
Legal Fees and Expenses		[•]
Accounting Fees and Expenses		[•]
Printing and Engraving Expenses		[•]
Transfer Agent Fee		[•]
Miscellaneous Expenses		[•]
Total	$	[•]

LEGAL MATTERS

We are being represented by Hunter Taubman Fischer & Li LLC with respect to certain legal matters as to United States federal securities and New York State law. The underwriters are being represented by Ortoli Rosenstadt LLP with respect to certain legal matters as to United States federal securities and New York State law. The validity of the Ordinary Shares offered in this offering will be passed upon for us by Ogier. Certain legal matters as to PRC law will be passed upon for us by Jingtian & Gongcheng. Hunter Taubman Fischer & Li LLC may rely upon Ogier with respect to matters governed by Cayman Islands law and Jingtian & Gongcheng with respect to matters governed by PRC law.

EXPERTS

The consolidated financial statements of our company as of September 30, 2021 and 2020, and for each of the fiscal years in the period then ended included in this prospectus have been so included in reliance on the report of WWC, P.C., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The offices of WWC, P.C. are located at 2010 Pioneer Court, San Mateo, CA 94403.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement, including relevant exhibits, with the SEC on Form F-1 under the Securities Act with respect to underlying Ordinary Shares to be sold in this offering. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and our Ordinary Shares.

Immediately upon the effectiveness of the registration statement on Form F-1 to which this prospectus is a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street NE, Washington, D.C. 20549. You may also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. You may also request a copy of these filings, at no cost, by writing to us at Floor 23, No. 2 Tonghuinan Road, Xiaoshan District, Hangzhou City, Zhejiang Province, the PRC, or call us at + 86-571-82613568.

WORK MEDICAL TECHNOLOGY GROUP LTD
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:    The Board of Directors and Shareholders

         Work Medical Technology Group Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Work Medical Technology Group Ltd and its subsidiaries (collectively the “Company”) as of September 30, 2021 and 2020, and the related consolidated statements of income and comprehensive income, changes in equity, and cash flows in each of the years for the two-year period ended September 30, 2021, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the two-year period ended September 30, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WWC, P.C.

WWC, P.C.

Certified Public Accountants

PCAOB ID No.1171

We have served as the Company’s auditor since 2021.

San Mateo, California

June 22, 2022

WORK MEDICAL TECHNOLOGY GROUP LTD
CONSOLIDATED BALANCE SHEETS

(In U.S. dollars, except for otherwise noted)

	As of September 30,
	2021	2020
Assets
Current assets:
Cash and cash equivalents	$508,708	$200,401
Restricted cash	364,423	—
Accounts receivable, net	302,424	430,653
Inventories, net	6,294,519	12,926,311
Amounts due from related parties	4,551,483	4,604,361
Advance to suppliers	4,387,457	12,441,796
Prepaid expenses and other current assets	1,736,768	9,765,254
Total current assets	18,145,782	40,368,776

Property, plant and equipment, net	11,451,037	13,861,075
Intangible assets, net	1,059,314	1,042,561
Construction-in-progress	—	927,297
Total non-current assets	12,510,351	15,830,933

TOTAL ASSETS	$30,656,133	$56,199,709

Liabilities
Current liabilities:
Short-term bank borrowings	$6,595,897	$3,461,176
Accounts payable	9,044,452	11,404,572
Deferred revenue	1,585,672	33,220,749
Accrued expenses and other liabilities	1,150,234	1,484,136
Income tax payable	538,148	—
Total current liabilities	18,914,403	49,570,633

Long-term bank borrowing	$—	$589,136
Deferred tax liability	347,546	112,381
Total non-current liabilities	347,546	701,517

TOTAL LIABILITIES	$19,261,949	$50,272,150

Commitments and contingencies	—	—

Shareholders’ equity
Ordinary shares (par value of $1.00 per share; 50,000 shares authorized as of September 30, 2021 and 2020; 50,000 shares issued and outstanding as of September 30, 2021 and 2020, respectively)*	$50,000	$50,000
Subscription receivable	(50,000)	(50,000)
Additional paid-in capital	85,012	85,012
Statutory reserve	748,529	121,969
Retained earnings	8,742,298	4,578,611
Accumulated other comprehensive income	464,187	114,991
Total shareholders’ equity	10,040,026	4,900,583
Non-controlling interests	1,354,158	1,026,976
Total equity	11,394,184	5,927,559
TOTAL LIABILITIES AND EQUITY	$30,656,133	$56,199,709

____________

*        The shares and per share information are presented on a retroactive basis to reflect the reorganization (Note 1).

The accompanying notes are an integral part of these consolidated financial statements.

WORK MEDICAL TECHNOLOGY GROUP LTD
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(In U.S. dollars, except for otherwise noted)

	For the Years Ended September 30,
	2021	2020
Net revenue	$45,863,363	$52,526,248
Cost of revenue	(37,224,193)	(41,679,440)
Gross profit	8,639,170	10,846,808

Operating expenses:
Selling expenses	(1,593,463)	(1,330,524)
General and administrative expenses	(2,891,863)	(2,836,494)
Research and development expenses	(186,446)	(797,382)
Total operating expenses	(4,671,772)	(4,964,400)

Other income (expenses):
Interest expense	(329,517)	(260,025)
Impairment loss on equipment	—	(4,483,075)
Government subsidies	3,752,002	106,429
Other (expenses) income	(45,569)	82,871
Total other income (expenses)	3,376,916	(4,553,800)

Income before income tax expense	7,344,314	1,328,608
Income tax expense	(1,078,711)	(108,916)
Net income	$6,265,603	$1,219,692

Net income attributable to non-controlling interest	307,419	55,778
Net income attributable to ordinary shareholders	$5,958,184	$1,163,914
Other comprehensive income:
Foreign currency translation adjustment	368,959	272,723
Total comprehensive income	6,634,562	1,492,415

Total comprehensive income attributable to non-controlling interests	327,182	70,798
Total comprehensive income attributable to shareholders	$6,307,380	$1,421,617

Weighted average number of ordinary shares – basic and diluted*	50,000	50,000

Basic and diluted earnings per ordinary share	$119.16	$23.28

____________

*        The shares and per share information are presented on a retroactive basis to reflect the reorganization (Note 1).

The accompanying notes are an integral part of these consolidated financial statements.

WORK MEDICAL TECHNOLOGY GROUP LTD
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In U.S. dollars, except for share and per share data, or otherwise noted)

	Ordinary Shares*		Subscription receivable	Additional paid-in capital	Statutory reserves	Retained earnings	Accumulated other comprehensive income	Total shareholder’s equity	Non-controlling interest	Total equity
	Share	Amount
Balance as of September 30, 2019	50,000	$50,000	$(50,000)	$85,012	$—	$3,536,666	$(142,712)	$3,478,966	$956,178	$4,435,144
Net income	—	—	—	—	—	1,163,914	—	1,163,914	55,778	1,219,692
Appropriation of statutory reserve	—	—	—	—	121,969	(121,969)	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	257,703	257,703	15,020	272,723
Balance as of September 30, 2020	50,000	50,000	(50,000)	85,012	121,969	4,578,611	114,991	4,900,583	1,026,976	5,927,559
Net income	—	—	—	—	—	5,958,184	—	5,958,184	307,419	6,265,603
Appropriation of statutory reserve	—	—	—	—	626,560	(626,560)	—	—	—	—
Dividend distribution	—	—	—	—	—	(1,167,937)	—	(1,167,937)	—	(1,167,937)
Foreign currency translation adjustment	—	—	—	—	—	—	349,196	349,196	19,763	368,959
Balance as of September 30, 2021	50,000	$50,000	$(50,000)	$85,012	$748,529	$8,742,298	$464,187	$10,040,026	$1,354,158	$11,394,184

____________

*        The shares and per share information are presented on a retroactive basis to reflect the reorganization (Note 1).

The accompanying notes are an integral part of these consolidated financial statements.

WORK MEDICAL TECHNOLOGY GROUP LTD
CONSOLIDATED STATEMENTS OF CASH FLOWS

(In U.S. dollars, except for share and per share data, or otherwise noted)

	For the Years Ended September 30,
	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$6,265,603	$1,219,692
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	4,193,197	3,160,739
Inventories write-down	368,754	—
Impairment of equipment	—	4,483,075
Allowance for doubtful accounts	272,314	97,429
Deferred tax benefits	(115,948)	112,381
Changes in assets and liabilities:
Accounts receivable	40,044	(89,205)
Advance to suppliers	8,637,306	(11,731,387)
Amount due from related parties	(157,524)	(73,587)
Inventories	6,885,730	(9,924,888)
Prepaid expenses and other current assets	1,988,479	(790,577)
Accounts payable	(2,943,733)	8,749,513
Taxes payable	889,261	—
Deferred revenue	(33,092,341)	31,084,234
Accrued expenses and other payables	(409,587)	901,639
Net cash (used in) provided by operating activities	(7,178,445)	27,199,058

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(60,001)	(17,549,898)
Proceeds from disposal of property, plant and equipment	—	709,954
Net cash used in investing activities	(60,001)	(16,839,944)

CASH FLOWS FROM FINANCING ACTIVITIES:
Dividend distribution	(1,167,937)	—
Proceeds from short-term borrowings	11,525,695	3,568,574
Repayments of short-term borrowings	(8,144,824)	(2,640,745)
Repayments of long-term borrowings	(1,075,731)	(744,500)
Loan to related parties	(10,629,404)	(6,431,109)
Repayment from related parties	11,002,791	3,811,053
Interests-free loans to third party	(60,387)	(7,847,733)
Repayment from interests-free loans to third party	6,541,216	—
Net cash provided by financing activities	7,991,419	(10,284,460)

Effect of exchange rate changes	(80,243)	(128,206)

Net increase (decrease) in cash and cash equivalents and restricted cash	672,730	(53,552)
Cash, cash equivalents and restricted cash, at beginning of year	200,401	253,953
Cash, cash equivalents and restricted cash, at end of year	$873,131	$200,401

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Income taxes paid	$115,802	$275,365
Interest paid	$314,378	$239,117

The accompanying notes are an integral part of these consolidated financial statements.

WORK MEDICAL TECHNOLOGY GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2021 AND 2020

(In U.S. dollars, except share and per share data)

1.      ORGANIZATION AND PRINCIPAL ACTIVITIES

WORK Medical Technology Group LTD (the “Company”, “Work Cayman” or “WORK”) was incorporated under the law of the Cayman Islands on March 1, 2022 as an exempted company with limited liability. The Company, together with its subsidiaries, is engaged in manufacturing and selling medical consumables through its wholly owned subsidiaries in the People’s Republic of China (the “PRC” or “China”).

History of the Group and Reorganization

The Company conducts its operation through its PRC, subsidiary Hangzhou Shanyou Medical Equipment Co., Ltd. (“Hangzhou Shanyou”), since 2002.

In preparation for its initial public offering, the Group completed a reorganization on May 6, 2022 (the “Reorganization”), which involved the following steps:

•        on November 10, 2021, Work (Hangzhou) Medical Treatment Technology Co., Ltd. (“Work Hangzhou”) was established by Baiming Yu and his spouse Liwei Zhang, who are the ultimate shareholders of the Company;

•        on January 17, 2022, Hangzhou Shanyou newly issued 95% of equity interest to Work Hangzhou. The remaining shareholders of Hangzhou Shanyou are Baiming Yu, with 3.35% of equity interest, and Liwei Zhang, with 1.65% of equity interest

•        on March 15, 2022, Work Medical Technology Group Limited (“Work BVI”) was incorporated in the British Virgin Islands as a wholly owned subsidiary of the Company;

•        on April 19, 2022, Work Medical Technology Group (China) Limited (“Work Medical Technology”) was incorporated in Hong Kong as a wholly owned subsidiary of Work BVI

•        on April 28, 2022, Work Age (Hangzhou) Medical Treatment Technology Co., Ltd. (“WFOE” or “Work Age”) was established as a wholly owned subsidiary of Work HK in the PRC; and

•        on May 6, 2022, WFOE acquired 100% equity interest of Work Hangzhou.

Immediately before and after Work Hangzhou acquired Hangzhou Shanyou, and WFOE acquired Work Hangzhou, the ultimate shareholders in these entities, who are Baiming Yu and his spouse, Liwei Zhang, did not change. Accordingly, the Reorganization has been treated as a corporate restructuring of entities under common control. Thus the current capital structure has been retroactively presented in prior periods as if such structure existed at that time, and the entities are presented on a combined basis for all periods to which such entities were under common control. Thus, the results of these subsidiaries are included in the financial statements for both years ended September 30, 2021 and 2020. The discussion and presentation of financial statements herein assumes the completion of the Reorganization, which is accounted for retroactively as if it occurred on October 1, 2019, and the equity has been restated to reflect the change, as well.

On February 21, 2022, Hangzhou Shanyou entered into a share purchase agreement to purchase 60% equity shares of Hangzhou Hanshi Medical Equipment Co., Ltd. (“Hangzhou Hanshi”) from Baiming Yu, since both of Hangzhou Shanyou and Hangzhou Hanshi are under the common control immediately before and after the merger under common control, this transaction was accounted for as common control merger, and using merger accounting as if the Reorganization had been consummated at the beginning of the earliest period presented, and no gain or loss is recognized. All the assets and liabilities of Hangzhou Hanshi are recorded at carrying value.

WORK MEDICAL TECHNOLOGY GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2021 AND 2020
(In U.S. dollars, except share and per share data)

1.      ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

The consolidated financial statements reflect the activities of the Company and each of the following entities:

Name	Date of Incorporation	Place of incorporation	Percentage of effective ownership	Principal Activities
Subsidiaries
Work BVI	March 15, 2022	BVI	100%	Investment holding
Work Medical Technology	April 19, 2022	Hong Kong	100%	Investment holding
WFOE	April 28, 2022	PRC	100%	Investment holding
Work Hangzhou	November 10, 2021	PRC	100%	Investment holding
Hangzhou Shanyou	April 29, 2002	PRC	95%	Produce and sale of medical consumables
Hangzhou Hanshi	July 22, 2019	PRC	60% owned by Hangzhou Shanyou	Sale of medical consumables
Shanghai Chuqiang Medical Equipment Co., Ltd. (“Shanghai Chuqiang”)	March 12, 2018	PRC	100% owned by Hangzhou Shanyou	Sale of medical consumables

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)    Basis of presentation and principles of consolidation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). The accompanying consolidated financial statements include the financial statements of the Company and its subsidiaries. All inter-company balances and transactions are eliminated upon consolidation. For consolidated subsidiaries where the Group’s ownership in the subsidiary is less than 100%, the equity interest not held by the Group is shown as noncontrolling interests.

(b)    Use of estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenue and expenses during the reported periods in the consolidated financial statements and accompanying notes. Significant accounting estimates include, but not limited to, the allowance for receivable, useful lives of property, plant and equipment and intangible assets, inventories write-downs and the recoverability of long-lived assets. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

(c)     Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, the Group’s demand deposits are held at financial institutions, which have original maturities of less than three months and are unrestricted as to withdrawal and use. Deposits at financial institutions in the PRC and Hong Kong are not FDIC insured; however those financial institutions are highly solvent and the risk of loss is remote.

(d)    Restricted cash

Cash that is deposited in the bank but restricted for a specific purpose and therefore not available for immediate and general use by the Group is classified as restricted cash, which is presented separately from cash and cash equivalents on the consolidated balance sheets. As of September 30, 2021, restricted cash represented cash preserved for the litigation as disclosed in the notes to the accompanying financial statements.

WORK MEDICAL TECHNOLOGY GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2021 AND 2020

(In U.S. dollars, except share and per share data)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(e)     Accounts receivable, net

Accounts receivable are stated at the original amount less an allowance for doubtful receivable.

The Group reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. The Group considers factors in assessing the collectability of its receivables, such as historical bad debts, changes in customers’ payment patterns, credit-worthiness and financial conditions of the customers, current economic trends and other specific circumstances related to the accounts. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. Accounts receivable balances are written off after all collection efforts have been exhausted.

(f)     Inventories

Inventories, primarily consisting of the raw materials purchased by the Group for the production of medical consumables, are stated at the lower of cost or net realizable value. Cost of inventory is determined using weighted-average method. Where there is evidence that the utility of inventories, in their disposal in the ordinary course of business, will be less than cost, whether due to physical deterioration, obsolescence, changes in price levels, or other causes, the inventories are written down to net realizable value.

(g)    Advance to suppliers

Advances to suppliers refer to advances for purchase of materials or other service agreements, which are applied against accounts payable when the materials or services are received. The Group reviews a supplier’s credit history and background information before advancing a payment. If the financial condition of its suppliers were to deteriorate, resulting in an impairment of their ability to deliver goods or provide services, the Group would provide allowance for such amount in the period when it is considered impaired. Advances to suppliers as of September 30, 2021 and 2020 primarily consisted of prepayments for purchasing medical consumables.

(h)    Property, plant and equipment, net

Property, plant and equipment, except mask machine, are stated at cost less accumulated depreciation and impairment, if any, and depreciated on a straight-line basis over the estimated useful lives of the assets. Mask machine are stated at cost less accumulated depreciation and impairment, if any, and depreciated on a double declining balance method over 5 years. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its intended use. Estimated useful lives are as follows:

Category	Estimated useful lives
Property and buildings	10 – 20 years
Machinery and equipment	3 – 10 years
Leasehold improvement	Lesser of useful life and lease term
Vehicle	4 – 5 years
Office and electric equipment	3 – 5 years

Repair and maintenance costs are charged to expenses as incurred, whereas the cost of renewals and betterment that extends the useful lives of property, plant and equipment are capitalized as additions to the related assets. Retirements, sales and disposals of assets are recorded by removing the costs, accumulated depreciation and impairment with any resulting gain or loss recognized in the consolidated statements of income.

WORK MEDICAL TECHNOLOGY GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2021 AND 2020
(In U.S. dollars, except share and per share data)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(i)     Intangible assets, net

Intangible assets are non-monetary assets without physical substance. These items are initially measured at cost and subsequently carried at cost less any accumulated amortization and impairment losses. Intangible assets with finite useful lives are amortized on a straight-line basis over their estimated useful lives, which is as follows:

Category	Estimated useful lives
Land use rights	36 years
Patent	1 – 10 years

(j)     Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. When these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss, which is the excess of carrying amount over the fair value of the assets, using the expected future discounted cash flows.

(k)    Fair value measurement

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

•        Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•        Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

•        Level 3 — inputs to the valuation methodology are unobservable.

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety. In situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects management’s own judgments about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by management based on the best information available in the circumstances.

The carrying amounts of the Group’s financial instruments approximate their fair values because of their short-term nature.

(l)     Revenue recognition

On October 1, 2019, the Group adopted Accounting Standards Codification (“ASC”) 606 using the modified retrospective approach.

WORK MEDICAL TECHNOLOGY GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2021 AND 2020

(In U.S. dollars, except share and per share data)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The core principle of the new revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

Step 1:    Identify the contract with the customer

Step 2:    Identify the performance obligations in the contract

Step 3:    Determine the transaction price

Step 4:    Allocate the transaction price to the performance obligations in the contract

Step 5:    Recognize revenue when the company satisfies a performance obligation

These criteria as they relate to each of the following major revenue generating activities are described below. Revenue is presented net of value added taxes (“VAT”) and surcharges. VAT tax to be collected from customers, net of VAT paid for purchases, is recorded as a liability in the consolidated balance sheets until it is paid to the tax authorities.

In accordance to ASC 606, the Group recognizes revenue when it transfers goods to customers in an amount that reflects the consideration to which the Group expects to be entitled in such exchange. The Group accounts for the revenue generated from sales of its products on a gross basis as the Group is acting as a principal in these transactions, is subject to inventory risk, has latitude in establishing prices, and is responsible for fulfilling the promise to provide customers the specified goods. All of the Group’s contracts have one single performance obligation as the promise is to transfer the individual goods to customers, and there are no other separately identifiable promises in the contracts. The Group’s revenue streams are recognized at a point in time when the control of goods is transferred to customer, which is generally upon customer receipt based upon the standard contract terms. The Company may receive payments from customer in advance of delivery to its customers or are after the product has been delivered.

Shipping and handling activities are considered to be fulfilment activities rather than promised services and are not, therefore, considered to be separate performance obligations. The Group’s sales terms provide no right of return outside of a standard quality policy and returns are generally not significant.

Geographic information

The following table disaggregates the Group’s revenue by geographic market for the years ended September 30, 2021 and 2020:

	For the Year Ended September 30,
	2021	2020
Overseas market	$2,955,073	$5,805,184
China domestic market	43,093,090	46,980,732
Less: tax surcharges	184,800	259,668
Net revenue	$45,863,363	$52,526,248

WORK MEDICAL TECHNOLOGY GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2021 AND 2020
(In U.S. dollars, except share and per share data)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Revenue by product categories

The following table disaggregates the Group’s revenue product categories for the years ended September 30, 2021 and 2020:

	For the Year Ended September 30,
	2021	2020
Masks	$33,413,491	$44,760,957
Medical devices other than masks*	12,634,672	8,024,959
Less: tax surcharges	184,800	259,668
Net revenue	$45,863,363	$52,526,248

____________

*        Medical devices other than masks are mainly anaesthesia & respiratory consumables.

Contract balances

Payment terms are established on the Group’s pre-established credit requirements based upon an evaluation of customers’ credit. Contract assets are recognized for in related accounts receivable.

The contract liabilities consist of deferred revenue, which represent the billings or cash received for services in advance of revenue recognition and is recognized as revenue when all of the Group’s revenue recognition criteria are met. The Group’s deferred revenue was $1,585,672 and $33,220,749 as of September 30, 2021 and 2020, respectively.

Other than accounts receivable and deferred revenue, the Group had no other material contract assets, contract liabilities or deferred contract costs recorded on its consolidated balance sheets as of September 30, 2021 and 2020.

Contract costs

For the years ended September 30, 2021 and 2020, the Group did not have any significant incremental costs of obtaining contracts with customers incurred and/or costs incurred in fulfilling contracts with customers within the scope of ASC Topic 606, that shall be recognized as an asset and amortized to expenses in a pattern that matches the timing of the revenue recognition of the related contract.

(m)   Costs of revenue

Cost of revenue mainly comprised of raw material costs, depreciation, labor cost, and other overhead expenses as well as inventories write-down.

(n)    Income taxes

The Group accounts for income taxes under ASC 740. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

WORK MEDICAL TECHNOLOGY GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2021 AND 2020

(In U.S. dollars, except share and per share data)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The provisions of ASC 740-10-25, “Accounting for Uncertainty in Income Taxes,” prescribe a more-likely-than-not threshold for consolidated financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. This interpretation also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, and related disclosures. The Group’s operating subsidiaries in the PRC are subject to examination by the relevant tax authorities. According to the PRC Tax Administration and Collection Law, the Law of the PRC on Enterprise Income Tax and other relevant laws and regulations, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB100,000 ($15,368). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

The Group did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of income for the years ended September 30, 2021 and 2020, respectively.

The Group does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

(o)    Value added tax (“VAT”)

The Group is subject to VAT and related surcharges on revenue generated from sales of products, facilitation services and platform services. The Group records revenue net of VAT. This VAT may be offset by qualified input VAT. Net VAT balance between input VAT and output VAT is recorded in the line item of other current assets on the consolidated balance sheets.

The VAT rate is 13% for taxpayers selling consumer products, and 16% prior to September 1, 2021.

(p)    Non-controlling Interest

A non-controlling interest in a subsidiary of the Group represents the portion of the equity (net assets) in the subsidiary not directly or indirectly attributable to the Group. Non-controlling interests are presented as a separate component of equity on the Consolidated Balance Sheets and net income and other comprehensive income attributable to non-controlling shareholders are presented as a separate component on the consolidated statements of operations.

(q)    Foreign currency transactions and translations

The Group’s principal country of operations is the PRC. The financial position and results of its operations are determined using RMB, the local currency, as the functional currency. The Group’s financial statements are reported using U.S. Dollars (“$”). The results of operations and the consolidated statements of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income included in consolidated statements of changes in equity. Gains and losses from foreign currency transactions are included in the results of operations.

WORK MEDICAL TECHNOLOGY GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2021 AND 2020
(In U.S. dollars, except share and per share data)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The value of RMB against $ and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions. Any significant revaluation of RMB may materially affect the Group’s financial condition in terms of $ reporting. The following table outlines the currency exchange rates that were used in creating the consolidated financial statements:

	As of September 30,
	2021	2020
Balance sheet items, except for equity accounts	6.4434	6.7896
	For the Years Ended September 30,
	2021	2020
Items in the statements of income and comprehensive income, and statements of cash flows	6.5072	7.0056

No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at the rates used in translation.

(r)     Comprehensive income

Comprehensive income consists of two components, net income and other comprehensive income. The foreign currency translation gain or loss resulting from translation of the financial statements expressed in RMB to USD is reported in other comprehensive income in the consolidated statements of income and comprehensive income.

(s)     Earnings per share

Earnings per ordinary share is calculated in accordance with ASC 260, Earnings per Share. Basic earnings per ordinary share is computed by dividing the net income attributable to shareholders of the Company by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per ordinary share is computed in accordance with the treasury stock method and based on the weighted average number of ordinary shares and dilutive ordinary share equivalents. Dilutive ordinary share equivalents are excluded from the computation of diluted earnings per ordinary share if their effects would be anti-dilutive. There is no ordinary share equivalent issued to date.

(t)     Segment reporting

The Group uses the management approach in determining its operating segments. The Group’s chief operating decision maker (“CODM”) identified as the Group’s Chief Executive Officer, relies upon the consolidated results of operations as a whole when making decisions about allocating resources and assessing the performance of the Group. As a result of the assessment made by CODM, the Group has only one reportable segment. The Group does not distinguish between markets or segments for the purpose of internal reporting. As substantially all of the Group’s long-lived assets are located in the PRC, no geographical segments are presented.

(u)    Commitments and contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. If a potential material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, is disclosed. Legal costs incurred in connection with loss contingencies are expensed as incurred.

WORK MEDICAL TECHNOLOGY GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2021 AND 2020

(In U.S. dollars, except share and per share data)

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(t)     Recent accounting pronouncements

The Group is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

In February 2016, FASB issued ASU No. 2016-02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. In July 2018, ASU 2016-02 was updated with ASU 2018-11, Targeted Improvements to ASC Topic 842, which provides entities with relief from the costs of implementing certain aspects of the new leasing standard. Specifically, under the amendments in ASU 2018-11, (1) entities may elect not to recast the comparative periods presented when transitioning to ASC 842 and (2) lessors may elect not to separate lease and non-lease components when certain conditions are met. In November 2019, ASU 2019-10, Codification Improvements to ASC 842 modified the effective dates of all other entities. In June 2020, ASU 2020-05 defers the effective date for one year for entities in the “all other” category. For all other entities, the amendments in ASU 2020-05 are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early application of the guidance continues to be permitted. The Group will adopt ASU 2016-02 from October 1, 2022. The Group is in the process of evaluating the effect of the adoption of this ASU.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses,” which will require the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Subsequently, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, to clarify that receivables arising from operating leases are within the scope of lease accounting standards. Further, the FASB issued ASU No. 2019-04, ASU 2019-05, ASU 2019-10, ASU 2019-11 and ASU 2020-02 to provide additional guidance on the credit losses standard.

For all other entities, the amendments for ASU 2016-13 are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, with early adoption permitted. Adoption of the ASUs is on a modified retrospective basis. The Group will adopt ASU 2016-13 from October 1, 2023. The Group is in the process of evaluating the effect of the adoption of this ASU.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Group does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

3.      ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of September 30,
	2021	2020
Accounts receivable	$507,250	$519,764
Allowance for doubtful accounts	(204,826)	(89,111)
	$302,424	$430,653

The Group recorded bad debt expense of $109,840 and $86,364 for the year ended September 30, 2021 and 2020, respectively.

WORK MEDICAL TECHNOLOGY GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2021 AND 2020
(In U.S. dollars, except share and per share data)

4.      INVENTORIES, NET

Inventories consisted of the following:

	As of September 30,
	2021	2020
Raw materials	$904,901	$2,155,264
Work in progress	1,435,893	2,349,826
Finished goods	4,326,130	8,421,221
Allowance for impairment	(372,405)	—
	$6,294,519	$12,926,311

Impairment provided for the inventories was $368,754 and $nil for the years ended September 30, 2021 and 2020, respectively.

5.      PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepayments and other current assets consisted of the following:

	As of September 30,
	2021	2020
Interest-free loan to third party	$2,038,826	$8,411,249
Prepaid expenses	6,317	82,166
Prepaid taxes	—	1,484,113
Receivable from third party	130,734	192,236
Others	11,036	22,682
Allowance for doubtful accounts	(450,145)	(427,192)
Total prepaid expenses and other current assets	$1,736,768	$9,765,254

6.      PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net, consisted of the following:

	As of September 30,
	2021	2020
Property and buildings	$6,115,203	$4,885,195
Machinery and equipment	18,270,067	17,179,678
Vehicle	144,358	136,998
Office and electric equipment	106,890	100,321
Subtotal	24,636,518	22,302,192
Less: impairment	4,874,233	4,625,697
Less: accumulated depreciation	8,311,248	3,815,420
Property, plant and equipment, net	$11,451,037	$13,861,075

Depreciation expense was $4,146,365 and $3,122,479 for the years ended September 30, 2021 and 2020, respectively. Impairment loss was $nil and $4,483,075 for the years ended September 30, 2021 and 2020, respectively.

WORK MEDICAL TECHNOLOGY GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2021 AND 2020

(In U.S. dollars, except share and per share data)

7.      INTANGIBLE ASSETS, NET

Intangible assets consisted of the following:

	As of September 30,
	2021	2020
Land use rights	$1,108,021	$1,051,523
Others	135,271	120,037
Subtotal	1,243,292	1,171,560
Less: accumulated amortization	183,978	128,999
Intangible assets, net	$1,059,314	$1,042,561

Amortization expense was $46,832 and $38,260 for the years ended September 30, 2021 and 2020, respectively.

The following table presents future amortization as of September 30, 2021:

Year ended September 30,	Amount
2022	$43,947
2023	38,823
2024	38,823
2025	38,823
2026	38,823
Thereafter	860,075
$1,059,314

8.      ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consist of the following:

	As of September 30,
	2021	2020
VAT payable	$15,918	$95,519
Payroll payable	412,068	768,468
Other payable	722,248	620,149
Total prepaid expenses and other current assets	$1,150,234	$1,484,136

9.      TAXATION

Cayman Islands

The Company is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

Hong Kong

According to Tax (Amendment) (No. 3) Ordinance 2018 published by Hong Kong government, form September 1, 2018, under the two-tiered profits tax rates regime, the profits tax rate for the first HKD2 million of assessable profits will be lowered to 8.25% (half of the rate specified in Schedule 8 to the Inland Revenue Ordinance (IRO)) for corporations. Work HK was not subject to Hong Kong profit tax for any period presented as it did not have assessable profit during the periods presented.

WORK MEDICAL TECHNOLOGY GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2021 AND 2020
(In U.S. dollars, except share and per share data)

9.      TAXATION (cont.)

PRC

The Group’s subsidiaries in the PRC are all subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws and regulations. The EIT rate for the Group’s operating in PRC was 25% with the following exceptions.

Hangzhou Shanyou qualified for the HNTE (entities that are qualified as “high and new technology enterprises strongly supported by the state”) in November 2017 and entitled to an EIT rate of 15%, expiring on December 1, 2023.

The income tax provision consisted of the following components:

	For the years ended September 30,
	2021	2020
Current income tax expenses	$851,830	$—
Deferred income tax (benefit) expense	226,881	108,916
Total income tax expense	$1,078,711	$108,916

A reconciliation between the Group’s actual provision for income taxes and the provision at the PRC, mainland statutory rate is as follows:

	For the years ended September 30,
	2021	2020
Income before income taxes	$7,344,314	$1,328,608
Income tax expense computed at statutory EIT rate of 25%	1,836,078	332,152
Reconciling items:
Effect of preferred tax rate	(736,664)	(134,844)
Additional deduction for R&D expenses	(20,975)	(89,706)
Tax effect of non-deductible items	272	1,314
Income tax expense	$1,078,711	108,916
Effective tax rates	14.7%	8.2%

WORK MEDICAL TECHNOLOGY GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2021 AND 2020

(In U.S. dollars, except share and per share data)

9.      TAXATION (cont.)

Deferred tax assets/liability

As of September 30, 2021 and 2020, the significant components of the deferred tax assets and deferred tax liability are summarized below:

	As of September 30,
	2021	2020
Deferred tax assets:
Allowance for doubtful accounts	$380,511	$165,876
Inventories write-down	55,861	—
Impairment of equipment	89,553	84,986
Net operating loss carry forwards	11,030	5,117
Deferred tax assets, gross	$536,955	$255,979
Less: valuation allowance	—	—
Deferred tax assets, net	536,955	255,979
Deferred tax liability:
Depreciation*	884,501	368,360
Deferred tax liability, net	884,501	368,360
Net deferred tax liability:	347,546	112,381

____________

*        The PRC income tax laws and regulations allow the Group to deduct certain machinery and equipment’s depreciation once for all at the time of purchased which in excess of the related depreciation under accounting.

Uncertain tax positions

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of September 30, 2021 and 2020, the Group did not have any significant unrecognized uncertain tax positions.

10.    BORROWINGS

As of September 30, 2021 and 2020, the borrowings consisted of following:

	As of September 30,
	2021	2020
Short-term bank borrowings	$6,595,897	$3,461,176
Long-term bank borrowing	—	589,136
Total	$6,595,897	$4,050,312

WORK MEDICAL TECHNOLOGY GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2021 AND 2020
(In U.S. dollars, except share and per share data)

10.    BORROWINGS (cont.)

As of September 30, 2021 and 2020, summary of the borrowings are as following:

	Annual Interest Rate	Maturity date	September 30, 2021	September 30, 2020
Bank of Jiangsu	4.60%	January 2022	$775,988	$—
		Subtotal	$775,988	$—
Xiaoshan Rural Commercial Bank	4.85% – 7.272%	December 2020	$—	$294,567
		January 2021	—	1,030,989
		February 2021	—	515,495
		June 2021	—	883,705
		July 2021	—	736,420
		December 2021	—	589,136
		September 2022	4,578,328	—
		Subtotal	$4,578,328	$4,050,312
Bank of Beijing	4.5%	September 2022	$1,241,581	$—
		Subtotal	$1,241,581	$—
		Total	$6,595,897	$4,050,312

Interest expense was $330,551 and $264,153 for the years ended September 30, 2021 and 2020, respectively.

The borrowing from Bank of Jiangsu is guaranteed by Hangzhou Xiaoshan Financing Guarantee Co., Ltd. and the Group pledged its machineries to Hangzhou Xiaoshan Financing Guarantee Co., Ltd.

The borrowings from Xiaoshan Rural Commercial Bank are secured by the Group’s buildings and guarantee by Huiyu Holdings Group Co., Ltd.

11.    RELATED PARTY TRANSACTIONS

The following is a list of related parties which the Group has transactions with:

No.	Name of Related Parties	Relationship with the Group
a	Baiming Yu	Director and a shareholder of the Company
b	Liwei Zhang	Shareholder of the Company and the spouse of Baiming Yu
c	Qijia Yu	Immediate family member of Baiming Yu
d	Baicheng Zhang	Immediate family member of Liwei Zhang
e	Hangzhou Shuige Technology Co., Ltd (“Hangzhou Shuige”)	55% equity interests owned by Baiming Yu
f	Hangzhou Qingniu Medical Instrument Co., Ltd (“Hangzhou Qingniu”)	Owned by immediate family member of Baiming Yu
g	Hangzhou Xiaoshan Ance Building Materials Firm (“Xiaoshan Ance”)	Owned by Liwei Zhang

WORK MEDICAL TECHNOLOGY GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2021 AND 2020

(In U.S. dollars, except share and per share data)

11.    RELATED PARTY TRANSACTIONS (cont.)

Amounts due from related parties

Amounts due from related parties consisted of the following for the periods indicated:

	As of September 30,
	2021	2020
Hangzhou Shuige Technology Co., Ltd(1)	$3,952,319	$240,809
Liwei Zhang(2)	77,847	1,830,924
Hangzhou Qingniu(3)	275,993	412,892
Xiaoshan Ance(4)	—	1,029,560
Baicheng Zhang(5)	50,797	107,120
Baiming Yu(6)	194,527	131,076
Qijia Yu(7)	—	851,980
Total	$4,551,483	$4,604,361

____________

(1)      The balance represented interest-free loan to this related party for its daily operations, which was due on demand. Hangzhou Shuige has repaid $3,952,319 as of the date the consolidated financial statements were issued.

(2)      The balance represented withholding tax receivables related to dividend distribution and interest-free loan to this related party, which was due on demand.

(3)      The balance represented the accounts receivable for selling medical consumables to this related party.

(4)      The balance represented interest-free loan to this related party for its daily operations, which was due on demand.

(5)      The balance represented interest-free loan to this related party, which was due on demand.

(6)      The balance represented withholding tax receivables related to dividend distribution and advances made to the management for the Group’s daily operational purposes.

(7)      The balance represented the receivable for selling property to this related party.

Related party transactions

	For the years ended September 30,
Nature	2021	2020
Loan to Hangzhou Shuige Technology Co., Ltd(1)	$11,770,039	$3,167,466
Repayment from Hangzhou Shuige Technology Co., Ltd(1)	8,107,731	3,140,345
Loan to Liwei Zhang(2)	11,065	889,172
Repayment from Liwei Zhang(2)	1,060,862	—
Withholding tax receivables from Liwei Zhang	77,084	—
Advance to Baiming Yu(5)	15,368	—
Reimbursement from Baiming Yu(5)	112,020	15,518
Withholding tax receivables from Baiming Yu	156,504	—
Repayment from Zhang Baicheng(2)	61,470	—
Selling to Hangzhou Qingniu(4)	1,270,093	187,781
Collection from Hangzhou Qingniu(4)	1,427,617	114,194
Loan to Xiaoshan Ance(1)	—	85,646
Repayment from Xiaoshan Ance(1)	766,889	—
Sales to Qijia Yu(3)	—	825,711
Repayment from Qijia Yu(3)	888,954	—
Loan to Baicheng Zhang(2)	—	57,097

____________

(1)      It consisted of the Group’s interest-free loan which is due on demand, to this related party for its daily operations and repayment from the related parties.

WORK MEDICAL TECHNOLOGY GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2021 AND 2020
(In U.S. dollars, except share and per share data)

11.    RELATED PARTY TRANSACTIONS (cont.)

(2)      It consisted of the Group’s interest-free loan which is due on demand, to related parties and repayment from the related parties.

(3)      It was the receivable for selling property of 4,149ft2 to this related party and repayment from this related party.

(4)      It was the receivable for selling medical consumables to this related party and repayment from this related party.

(5)      It was the advances which is interest-free and due on demand made to the Baiming Yu for the Group’s daily operational purposes, and reimbursement from Baiming Yu for the Group’s operational expenses.

12.    ORDINARY SHARES

Ordinary Shares

The Company was established under the laws of Cayman Islands on March 1, 2022. The authorized number of Ordinary Shares was 50,000 with par value of $1 per share. The Company issued 50,000 shares to the shareholders at par value $1 per share.

Subscription receivable

As of September 30, 2021 and 2020, subscription receivable on the consolidated balance sheets represented the unrecovered consideration of the 50,000 ordinary shares issued by the Company.

13.    STATUTORY SURPLUS RESERVES AND RESTRICTED NET ASSETS

A significant portion of the Group’s operations are conducted through its PRC (excluding Hong Kong) subsidiaries, the Company’s ability to pay dividends is primarily dependent on receiving distributions of funds from our subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by our subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations, and after it has met the PRC requirements for appropriation to statutory reserves. The Group is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the surplus reserve are made at the discretion of the Board of Directors. Paid-in capital of our subsidiaries included in the Company’s consolidated net assets are also non-distributable for dividend purposes.

As a result of these PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company. As of September 30, 2021 and 2020, net assets restricted in the aggregate, which include paid-in capital and statutory reserve funds of the Company’s subsidiaries, that are included in the consolidated net assets were $833,541 and $206,981, respectively.

14.    CONCENTRATION OF CREDIT RISK

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of accounts receivable. The Group conducts credit evaluations of its customers, and generally does not require collateral or other security from them. The Group evaluates its collection experience and long outstanding balances to determine the need for an allowance for doubtful accounts. The Group conducts periodic reviews of the financial condition and payment practices of its customers to minimize collection risk on accounts receivable.

WORK MEDICAL TECHNOLOGY GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2021 AND 2020

(In U.S. dollars, except share and per share data)

14.    CONCENTRATION OF CREDIT RISK (cont.)

The following table sets forth a summary of single customers who represented 10% or more of the Group’s total revenue.

	As of September 30,
	2021	2020
Percentage of the Group’s total revenue
Customer A	49%	*
Customer B	15%	*
Customer C	*	12%
Customer D	*	12%

The following table sets forth a summary of single customers who represented 10% or more of the Group’s total accounts receivable:

	As of September 30,
	2021	2020
Percentage of the Group’s accounts receivable
Customer E	26%	24%
Customer F	13%	*
Customer G	12%	12%
Customer H	*	19%
Customer I	*	11%

The following table sets forth a summary of single suppliers who represented 10% or more of the Group’s total purchases:

	For the years ended September 30,
	2021	2020
Percentage of the Group’s purchase
Supplier A	18%	*
Supplier B	16%	*
Supplier C	*	14%

The following table sets forth a summary of single suppliers who represented 10% or more of the Group’s total advance to suppliers:

	As of September 30,
	2021	2020
Percentage of the Group’s advance to
Supplier D	28%	13%
Supplier E	*	20%
Supplier F	*	11%

____________

*        Represent percentage less than 10%

WORK MEDICAL TECHNOLOGY GROUP LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED SEPTEMBER 30, 2021 AND 2020
(In U.S. dollars, except share and per share data)

15.    COMMITMENTS AND CONTINGENCIES

Lease Commitments

The total future minimum lease payments under the non-cancellable operating lease with respect to the office and the warehouse as of September 30, 2021 are $nil.

Contingencies

In the ordinary course of business, the Group may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Group records contingent liabilities resulting from such claims, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable. In the opinion of management, there were no material pending or threatened claims and litigation as of the issuance date of these consolidated financial statements.

16.    CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The condensed financial information of the parent company, WORK Medical Technology Group LTD., has been prepared using the same accounting policies as set out in the Group’s consolidated financial statements except that the parent company has used equity method to account for its investment in its subsidiaries.

WORK and its subsidiaries are included in the consolidated financial statements where the inter-company balances and transactions are eliminated upon consolidation. For the purpose of WORK’s stand-alone financial statements, its investments in subsidiaries are reported using the equity method of accounting. WORK’s share of income and losses from its subsidiaries is reported as earnings from subsidiaries in the accompanying condensed financial information of parent company.

WORK did not have significant capital and other commitments, long-term obligations, or guarantees as of September 30, 2021 and 2020.

PARENT COMPANY BALANCE SHEETS

	As of September 30,
	2021	2020
ASSETS
Long term investment	$10,040,026	$4,900,583
Total assets	$10,040,026	$4,900,583
LIABILITIES AND SHAREHOLDERS’ EQUITY
Total liabilities	$—	$—

Shareholders’ equity
Ordinary Shares	$50,000	$50,000
Subscription receivable	(50,000)	(50,000)
Additional paid-in capital	85,012	85,012
Statutory reserve	748,529	121,969
Accumulated deficit	8,742,298	4,578,611
Accumulated other comprehensive income	464,187	114,991
Total shareholders’ equity	10,040,026	4,900,583
Total liabilities and shareholders’ equity	$10,040,026	$4,900,583

WORK MEDICAL TECHNOLOGY GROUP LTD

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2021 AND 2020

(In U.S. dollars, except share and per share data)

16.    CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (cont.)

PARENT COMPANY STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	As of September 30,
	2021	2020
Other income:
Equity in earnings of subsidiaries	$5,958,184	$1,163,914
Income before income tax expense	5,958,184	1,163,914
Income tax expense	—	—
Net income	$5,958,184	$1,163,914
Other comprehensive income:
Foreign currency translation gain, net of nil income taxes	349,196	257,703
Total comprehensive income	$6,307,380	$1,421,617

PARENT COMPANY STATEMENTS OF CASH FLOWS

As of September 30,
	2021	2020
Cash flows from operating activities	$—	$—
Cash flows from investing activities	—	—
Cash flows from financing activities	—	—
Effect of exchange rate changes	—	—
Net increase in cash, cash equivalents and restricted cash	—	—
Cash, cash equivalents and restricted cash, at beginning of year	—	—
Cash, cash equivalents and restricted cash, at end of year	$—	$—

17.    SUBSEQUENT EVENTS

The Group has evaluated subsequent events from September 30, 2021 and through the date of issuance of the consolidated financial statements which is June 22, 2022, and did not identify any subsequent events with material financial impact or that required adjustment of the Group’s consolidated financial statements.

[•] Ordinary Shares

WORK MEDICAL TECHNOLOGY GROUP LTD

____________________

PROSPECTUS

____________________

[•], 2022

Until [•], 2022 (25 days after the date of this prospectus), all dealers that buy, sell or trade our Ordinary Shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to its unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated articles of association, which will become effective upon or before completion of this offering, provide that, to the extent permitted by law, we shall indemnify each existing or former secretary, director (including alternate director), and any of our other officers (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a)     all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former director (including alternate director), secretary or officer in or about the conduct of our business or affairs or in the execution or discharge of the existing or former director (including alternate director), secretary’s or officer’s duties, powers, authorities or discretions; and

(b)    without limitation to paragraph (a) above, all costs, expenses, losses or liabilities incurred by the existing or former director (including alternate director), secretary or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning us or our affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former director (including alternate director), secretary or officer, however, shall be indemnified in respect of any matter arising out of his own dishonesty.

To the extent permitted by law, we may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former director (including alternate director), secretary or any of our officers in respect of any matter identified in above on condition that the director (including alternate director), secretary or officer must repay the amount paid by us to the extent that it is ultimately found not liable to indemnify the director (including alternate director), the secretary or that officer for those legal costs.

Pursuant to our offer letters to directors and employment agreements with executive officers, we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or executive officer.

The form of underwriting agreement filed as Exhibit 1.1 to this registration statement will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7.    RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, we have issued and sold the securities described below without registering the securities under the Securities Act. We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Regulation D under the Securities Act or pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions.

None of these transactions involved any underwriters’ underwriting discounts or commissions, or any public offering.

Purchaser	Number of Ordinary Shares	Date of Sale or Insurance	Consideration
Tricor Services (Cayman Islands) Limited*	1	March 1, 2022	$1
LWY GROUP LTD	24,999	March 1, 2022	$24,999
HJZ GROUP LTD	5,740	March 1, 2022	$5,740
SANYOU NO.1 GROUP LTD	3,890	March 1, 2022	$3,890
JPY GROUP LTD	2,870	March 1, 2022	$2,870
SANYOU NO.2 GROUP LTD	2,500	March 1, 2022	$2,500
YQJ GROUP LTD	2,500	March 1, 2022	$2,500
ZHF GROUP LTD	2,500	March 1, 2022	$2,500
ZLW GROUP LTD	2,500	March 1, 2022	$2,500
ZXH GROUP LTD	2,500	March 1, 2022	$2,500

____________

*        On March 10, 2022, Tricor Services (Cayman Islands) Limited transferred its one share of Work Cayman to LWY GROUP LTD for $1.

ITEM 8.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

a)      Exhibits

See Exhibit Index beginning on page II-6 of this registration statement.

The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosure that was made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

We acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, we are responsible for considering whether additional specific disclosure of material information regarding material contractual provisions is required to make the statements in this registration statement not misleading.

b)      Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in our consolidated financial statements or the notes thereto.

ITEM 9.    UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4)    For the purpose of determining any liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)     Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hangzhou, Zhejiang Province, China, on [•], 2022.

WORK Medical Technology Group LTD
By:
	Name:	Shuang Wu
	Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
	Chief Executive Officer	[•], 2022
Shuang Wu	(Principal executive officer)
	Chief Financial Officer	[•], 2022
Ningfang Liang	(Principal financial and accounting officer)
	Director	[•], 2022
Baiming Yu

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of WORK Medical Technology Group LTD, has signed this registration statement or amendment thereto in [•] on [•], 2022.

[•]
By:
	Name:	[•]
	Title:	[•]

WORK MEDICAL TECHNOLOGY GROUP LTD
EXHIBIT INDEX

Exhibit Number	Description of Document
1.1*	Form of Underwriting Agreement
3.1*	Memorandum and Articles of Association of the Registrant, as currently in effect
3.2*	Form of Amended and Restated Memorandum and Articles of Association of the Registrant, as effective immediately prior to the completion of this offering
4.1*	Registrant’s Specimen Certificate for Ordinary Shares
5.1*	Opinion of Ogier regarding the validity of the Ordinary Shares being registered
5.2*	Opinion of Hunter Taubman Fischer & Li LLC regarding the enforceability of Representative’s Warrants
10.1*	Form of Employment Agreement by and between executive officers and the Registrant
10.2*	Form of Indemnification Agreement with the Registrant’s directors and officers
10.3*	Form of Director Offer Letter between the Registrant and its directors
10.4*	English Translation of Form of Supplying Agreement
10.5*	English Translation of Form of Distribution Agreement
10.6*	English Translation of Advance Agreement dated October 3, 2021, by and between Hangzhou Shanyou and Baiming Yu
10.7*	English Translation of Advance Agreement dated October 3, 2021, by and between Hangzhou Shanyou and Liwei Zhang
10.8*	English Translation of Loan Agreement dated October 9, 2021, by and between Hangzhou Shanyou and Hangzhou Shuige
10.9*	English Translation of Real Estate Purchasing Agreement dated July 13, 2020, by and between Hangzhou Shanyou and Qijia Yu
10.10*	English Translation of Medical Devices Purchasing Agreement dated September 30, 2021, by and between Hangzhou Shanyou and Hangzhou Qingniu
10.11*	English Translation of Lease Agreements dated September 29, 2021, by and between Hangzhou Shanyou and Xiaoshan Rural Commercial Bank
10.12*	English Translation of Lease Agreements dated September 29, 2020, by and between Hangzhou Shanyou and Bank of Beijing
10.13*	English Translation of Lease Agreement dated January 1, 2020, by and between Hangzhou Shanyou and Guancuncun Village Committee
10.14*	English Translation of Lease Agreement dated January 1, 2011, by and between Hangzhou Shanyou and Louta Town Village Committee
10.15*	English Translation of Lease Agreement dated December 1, 2021, by and between Hangzhou Shanyou ang Hangzhou Tianxia Weaving Co., Ltd.
10.16*	English Translation of Lease Agreement dated February 27, 2018, by and between Shanghai Chuqiang and Ailiu Real Estate Co., Ltd.
21.1*	List of Subsidiaries
23.1*	Consent of WWC, P.C.
23.2*	Consent of Ogier (included in Exhibit 5.1)
23.3*	Consent of Jingtian & Gongcheng
23.4*	Consent of Hunter Taubman Fischer & Li LLC (included in Exhibit 5.2)
24.1*	Powers of Attorney (included on signature page)
99.1*	Code of Business Conduct and Ethics
99.2*	Consent of Xiaoyang Li
99.3*	Consent of Zhongxuan Li
99.4*	Consent of Robert Johnson
107*	Filing Fee Table

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*        To be filed by amendment